Form 10-K, Exhibit 13
period 1994-01-01
FOOD LION INC
filed 1994-03-31
CIK 37912

Ten Year Summary of Operations
(Dollars in thousands                   1993          1992           1991
except per share amounts)                          (53 Weeks)
 1.  Net sales                      $7,609,817      7,195,923      6,438,507
 2.  Income before taxes            $    6,352        290,605        340,671
 3.  Net income                     $    3,852        178,005        205,171
 4.  Current assets                 $1,139,472      1,148,725        983,370
 5.  Non-current assets             $1,364,211      1,372,767      1,035,922
 6.  Total assets                   $2,503,683      2,521,492      2,019,292
 7.  Current liabilities            $  619,271        986,274        676,768
 8.  Long-term debt                 $  569,350        240,537        240,810
 9.  Capital lease obligations,
     deferred taxes and other
     liabilities                    $  397,508        338,962        270,659
10.  Shareholders' equity           $  917,554        955,719        831,055
11.  Cash dividends
       Class A                      $   21,483         27,354         24,393
       Class B                      $   20,603         26,458         23,638
12.  Depreciation                   $  143,042        121,616        104,614
13.  Number of stores
     opened (net)                   #       84            131            103
14.  Number of stores open          #    1,096          1,012            881
15.  Total store square
     footage (000)                  #   28,950         26,428         22,480
16.  Number of employees            #   65,494         59,721         53,583
17.  Weighted average shares
     outstanding (000)              #  483,701        483,663        483,516
18.  Number of scanning stores      #    1,096          1,012            801
19.  Earnings per share (a)         $      .01            .37            .42
20.  Dividends per share (a)        $     .087           .111           .099
21.  Book value per share (a)       $     1.90           1.98           1.72
22.  Asset turnover                 x     3.03           3.17           3.58
23.  Return on sales                %      .05           2.47           3.19
24.  Return on assets               %      .15           7.84          11.40
25.  Return on equity               %      .41          19.92          27.28
26.  Equity ratio                   %    36.65          37.90          41.16
27.  Return on investment           %     5.68          20.02          26.09
28.  Current ratio                  x     1.84           1.16           1.45
29.  Recapitalization and
     stock splits                                      3 for 2



(Dollars in thousands                   1990           1989           1988
except per share amounts)
 1.  Net sales                      $5,584,410      4,717,066      3,815,426
 2.  Income before taxes            $  284,471        230,475        182,241
 3.  Net income                     $  172,571        139,775        112,541
 4.  Current assets                 $  787,869        671,207        600,459
 5.  Non-current assets             $  791,996        610,470        488,253
 6.  Total assets                   $1,579,865      1,281,677      1,088,712
 7.  Current liabilities            $  597,392        510,838        462,739
 8.  Long-term debt                 $   91,721         95,774        106,263
 9.  Capital lease obligations,
     deferred taxes and other
     liabilities                    $  217,694        136,611         88,924
10.  Shareholders' equity           $  673,058        538,454        430,786
11.  Cash dividends
       Class A                      $   21,926         16,549         11,282
       Class B                      $   21,082         15,971         10,093
12.  Depreciation                   $   81,432         65,042         49,904
13.  Number of stores
     opened (net)                   #      115             96             92
14.  Number of stores open          #      778            663            567
15.  Total store square
     footage (000)                  #   19,424         16,326         13,695
16.  Number of employees            #   47,276         40,736         35,531
17.  Weighted average shares
     outstanding (000)              #  483,210        482,964        482,744
18.  Number of scanning stores      #      508            315            130
19.  Earnings per share (a)         $      .36            .29            .23
20.  Dividends per share (a)        $     .089           .067           .044
21.  Book value per share (a)       $     1.39           1.11            .89
22.  Asset turnover                 x     3.90           3.98           4.03
23.  Return on sales                %     3.09           2.96           2.95
24.  Return on assets               %    12.06          11.79          11.88
25.  Return on equity               %    28.49          28.84          29.23
26.  Equity ratio                   %    42.60          42.01          39.57
27.  Return on investment           %    29.33          28.85          28.43
28.  Current ratio                  x     1.32           1.31           1.30
29.  Recapitalization and
     stock splits




(Dollars in thousands                  1987           1986           1985
except per share amounts)                          (53 Weeks)
 1.  Net sales                      $2,953,807      2,406,582      1,865,632
 2.  Income before taxes            $  150,702        122,923         89,185
 3.  Net income                     $   85,802         61,823         47,585
 4.  Current assets                 $  443,918        311,403        220,827
 5.  Non-current assets             $  361,895        293,484        218,870
 6.  Total assets                   $  805,813        604,887        439,697
 7.  Current liabilities            $  315,827        222,941        154,923
 8.  Long-term debt                 $   65,419         36,629         17,900
 9.  Capital lease obligations,
     deferred taxes and other
     liabilities                    $   85,343         80,453         59,495
10.  Shareholders' equity           $  339,224        264,864        207,379
11.  Cash dividends
       Class A                      $    6,551          3,154          2,544
       Class B                      $    5,800          2,546          1,979
12.  Depreciation                   $   37,433         29,585         21,381
13.  Number of stores
     opened (net)                   #       87             71             66
14.  Number of stores open          #      475            388            317
15.  Total store square
     footage (000)                  #   11,224          8,972          7,086
16.  Number of employees            #   27,033         20,871         17,089
17.  Weighted average shares
     outstanding (000)              #  482,153        480,351        478,157
18.  Number of scanning stores      #       30             10             10
19.  Earnings per share (a)         $      .18            .13            .10
20.  Dividends per share (a)        $     .026           .012           .009
21.  Book value per share (a)       $      .70            .55            .43
22.  Asset turnover                 x     4.19           4.61           4.84
23.  Return on sales                %     2.90           2.57           2.55
24.  Return on assets               %    12.16          11.84          12.35
25.  Return on equity               %    28.41          26.18          25.67
26.  Equity ratio                   %    42.10          43.79          47.16
27.  Return on investment           %    28.20          26.97          27.05
28.  Current ratio                  x     1.41           1.40           1.43
29.  Recapitalization and
     stock splits                       2 for 1        3 for 1


(Dollars in thousands                  1984
 except per share amounts)
 1.  Net sales                      $1,469,564
 2.  Income before taxes            $   71,405
 3.  Net income                     $   37,305
 4.  Current assets                 $  178,031
 5.  Non-current assets             $  153,146
 6.  Total assets                   $  331,177
 7.  Current liabilities            $  104,656
 8.  Long-term debt                 $   16,615
 9.  Capital lease obligations,
     deferred taxes and other
     liabilities                    $   46,486
10.  Shareholders' equity           $  163,420
11.  Cash dividends
       Class A                      $    1,784
       Class B                      $    1,249
12.  Depreciation                   $   16,702
13.  Number of stores
     opened (net)                   #       25
14.  Number of stores open          #      251
15.  Total store square
     footage (000)                  #    5,399
16.  Number of employees            #   12,784
17.  Weighted average shares
     outstanding (000)              #  473,193
18.  Number of scanning stores      #       10
19.  Earnings per share (a)         $      .08
20.  Dividends per share (a)        $     .006
21.  Book value per share (a)       $      .35
22.  Asset turnover                 x     4.86
23.  Return on sales                %     2.54
24.  Return on assets               %    12.32
25.  Return on equity               %    25.99
26.  Equity ratio                   %    49.35
27.  Return on investment           %    26.41
28.  Current ratio                  x     1.70
29.  Recapitalization and
     stock splits




Notes to Ten Year Summary of Operations

(a) Amounts are based upon the weighted average number of the Class A and Class B common shares outstanding.


DEFINITIONS
Line
13. Number of stores opened (net) - Number of stores opened less stores closed during the year.
14.  Number of stores open - Number of stores operating at year-end.
16. Number of employees - Number of full-time and part-time employees at year-end.
17. Weighted average shares outstanding - Weighted average shares outstanding have been restated to reflect the stock splits in 1992, 1987 and 1986.
18. Number of scanning stores - Number of stores with scanning cash registers at year-end.
19.  Earnings per share - Net income per common share (line 3 / line 17).
20.  Dividends per share - Cash dividends per common share (line 11 / line
     17).
21. Book value per share - Book value of shareholders' equity per common share (line 10 / line 17).
22. Asset turnover - The ratio of sales per dollar of assets employed during the year. It is calculated by dividing sales by the average total assets (line 1 / line 6).
23. Return on sales - The percentage of net income earned on each dollar of sales (line 3 / line 1).
24. Return on assets - The percentage of net income earned on average total assets (line 3 / line 6).
25. Return on equity - The percentage of net income earned on average shareholders' equity (line 3 / line 10).
26. Equity ratio - Shows the share of total assets of the business owned by the shareholders as opposed to outside sources. It is calculated by dividing year-end shareholders' equity by year-end total assets
     (line 10 / line 6).
27. Return on investment - The percentage of net income, excluding interest expense,to invested capital. ([line 3 + interest] / [average line 8 + average line 10]).
28.  Current ratio - The ratio of current assets to current liabilities
     (line 4 / line 7).



Statements of Income

                                              Years Ended

                            January 1,          January 2,       December 28,
(Dollars in thousands             1994                1993               1991
except per share amounts)
Net sales                   $7,609,817          $7,195,923         $6,438,507
Cost of goods sold           6,121,274           5,759,534          5,102,977
     Gross profit            1,488,543           1,436,389          1,335,530
Selling and administrative
  expenses                   1,096,306             975,111            855,809
Interest expense                72,343              49,057             34,436
Depreciation                   143,042             121,616            104,614
Store closing charge
            (Note 13)          170,500
                             1,482,191           1,145,784            994,859

     Income before
     income taxes                6,352             290,605            340,671

Provision for income taxes       2,500             112,600            135,500

     Net income             $    3,852          $  178,005         $  205,171

Earnings per share          $      .01          $      .37         $      .42


(Results as a percentage
of sales)

Net sales                       100.00%             100.00%            100.00%
Cost of goods sold               80.44               80.04              79.26
     Gross profit                19.56               19.96              20.74

Selling and administrative
  expenses                       14.41               13.56              13.29
Interest expense                  0.95                0.68               0.54
Depreciation                      1.88                1.69               1.62
Store closing charge
            (Note 13)             2.24
                                 19.48               15.93              15.45

     Income before
     income taxes                 0.08                4.03               5.29

Provision for income taxes        0.03                1.56               2.10

     Net income                   0.05%               2.47%              3.19%



The accompanying notes are an integral part of the financial statements.




Balance Sheets
                                              January 1,            January 2,
(Dollars in thousands                               1994                  1993
except per share amounts)
Assets

Current assets:
  Cash and cash equivalents                   $   46,066            $  105,123
  Receivables                                    109,952                95,987
  Inventories                                    929,138               896,385
  Prepaid expenses and other                      54,316                51,230
       Total current assets                    1,139,472             1,148,725

Property, at cost, less accumulated
  depreciation                                 1,364,211             1,372,767

                        Total assets          $2,503,683            $2,521,492

Liabilities and Shareholders' Equity

Current liabilities:
  Notes payable                               $   10,007            $  459,750
  Accounts payable, trade                        346,799               324,063
  Accrued expenses                               241,187               196,781
  Long-term debt - current                           183                   276
  Capital lease obligations - current              7,108                 5,090
  Other liabilities - current                      3,880                   314
  Income taxes payable                            10,107
       Total current liabilities                 619,271               986,274

Long-term debt                                   569,350               240,537
Capital lease obligations                        301,541               245,654
Deferred income taxes                             36,587                84,068
Deferred compensation                                571                 1,724
Other liabilities                                 58,809                 7,516
          Total liabilities                    1,586,129             1,565,773

Shareholders' equity:
  Class A non-voting common stock,
    $.50 par value; authorized 1,500,000,000
    shares; issued and outstanding 244,132,000
    shares - January 1, 1994 and 244,122,000
    shares - January 2, 1993                     122,066               122,061
  Class B voting common stock, $.50
    par value; authorized 1,500,000,000
    shares; issued and outstanding 239,571,000   119,786               119,786
    shares

  Additional capital                                 289                   225
  Retained earnings                              675,413               713,647
          Total shareholders' equity             917,554               955,719
           Total liabilities and
           shareholders' equity               $2,503,683            $2,521,492


The accompanying notes are an integral part of the financial statements.


Statements of Cash Flows
                                               January 1,          January 2,
                                                     1994                1993
(Dollars in thousands)
Cash flows from operating activities
  Net income                                     $  3,852            $178,005
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Depreciation                                 143,042             121,616
     Loss (Gain) on disposals of property             529           (     166)
     Store closing charge (Note 13)               170,500
     Deferred income taxes                      (  55,500)             11,100
     Changes in operating assets
     and liabilities:
      Receivables                               (  13,965)              1,119
      Inventories                               (  32,753)          (  51,846)
      Prepaid expenses and other                    4,933           (   8,289)
      Accounts payable and accrued expenses        38,837           (   6,336)
      Income taxes payable                         10,107           (  21,960)
      Deferred compensation                     (   1,153)                 37
      Other liabilities                         (     241)              1,391

        Total adjustments                         264,336              46,666

        Net cash provided by operating
          activities                              268,188             224,671
Cash flows from investing activities
  Proceeds from sale of property                    2,382                 471
  Capital expenditures                          ( 159,857)          ( 402,327)
         Net cash used in investing
           activities                           ( 157,475)          ( 401,856)
Cash flows from financing activities
  Net (payments) proceeds under short-term
   borrowings                                   ( 449,743)            337,250
  Principal payments under capital
   lease obligations                            (   6,730)          (   4,976)
  Principal payments on long-term debt          (     280)          (     970)
  Proceeds from issuance of common stock               69                 471
  Proceeds from issuance of long-term debt        329,000
  Dividends paid                                (  42,086)          (  53,812)
          Net cash (used in) provided by
            financing activities                ( 169,770)            277,963

Net (decrease) increase in cash and cash
  equivalents                                   (  59,057)            100,778

Cash and cash equivalents at beginning
  of year                                         105,123               4,345

Cash and cash equivalents at end of year         $ 46,066            $105,123


The accompanying notes are an integral part of the financial statements



Statements of Cash Flows
                                                     December 28,
                                                             1991
(Dollars in thousands)
Cash flows from operating activities
  Net income                                             $205,171
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Depreciation                                         104,614
     Loss (Gain) on disposals of property                     481
      Deferred income taxes                                 4,700
     Changes in operating assets
     and liabilities:
      Receivables                                        ( 20,145)
      Inventories                                        (170,933)
      Prepaid expenses and other                         (  3,810)
      Accounts payable and accrued expenses                88,195
      Income taxes payable                               (  2,410)
      Deferred compensation                              (      7)
      Other liabilities                                       121


         Total adjustments                                    806

         Net cash provided by operating
           activities                                     205,977
Cash flows from investing activities
  Proceeds from sale of property                            1,978
  Capital expenditures                                   (304,786)

         Net cash used in investing
           activities                                    (302,808)
Cash flows from financing activities
  Net (payments) proceeds under short-term
   borrowings                                            (  5,000)
  Principal payments under capital
   lease obligations                                     (  3,898)
  Principal payments on long-term debt                   (  3,480)
  Proceeds from issuance of common stock                      857
  Proceeds from issuance of long-term debt                150,300
  Dividends paid                                         ( 48,031)
           Net cash provided by (used in)
             financing activities                          90,748

Net (decrease) increase in cash and cash
  equivalents                                            (  6,083)

Cash and cash equivalents at beginning
  of year                                                  10,428

Cash and cash equivalents at end of year                 $  4,345



The accompanying notes are an integral part of the financial statements

Statements of Shareholders' Equity
                                              Class A           Class B
(Dollars and shares in thousands            Common Stock      Common Stock       Additional     Retained
except per share amounts)                 Shares   Amount   Shares   Amount         Capital      Earnings      Total

Balances December 29, 1990               162,520  $ 81,260  159,714  $79,857        $1,181        $510,760      $673,058
   Cash dividends declared:
     Class A - $.1000 per share                                                                   ( 24,393)     ( 24,393)
     Class B - $.0987 per share                                                                   ( 23,638)     ( 23.638)
   Sale of stock                             172        86                             771                           857
   Net income                                                                                      205,171       205,171

Balances December 28, 1991               162,692    81,346  159,714   79,857         1,952         667,900       831,055
   Cash dividends declared:
     Class A - $.1120 per share                                                                   ( 27,355)     ( 27,355)
     Class B - $.1104 per share                                                                   ( 26,457)     ( 26,457)
   Sale of stock                              66        33                             438                           471
   Three-for two stock split              81,364    40,682   79,857   39,929        (2,165)       ( 78,446)
   Net income                                                                                      178,005       178,005

Balances January 2, 1993                 244,122   122,061  239,571  119,786           225         713,647       955,719
   Cash dividends declared:
     Class A - $.0880 per share                                                                   ( 21,483)     ( 21,483)
     Class B - $.0860 per share                                                                   ( 20,603)     ( 20,603)
   Sale of stock                              10         5                              64                            69
   Net income                                                                                        3,852         3,852

Balances January 1, 1994                 244,132  $122,066  239,571 $119,786           289         675,413       917,554

The accompanying notes are an integral part of the financial statements





Notes to Financial Statements
(Dollars in thousands except per share amounts)

1.  Summary of Significant Accounting Policies

Fiscal Year
The Company's fiscal year ends on the Saturday nearest to December 31. The year ended January 2, 1993 was 53 weeks.

Single Industry Segment
The Company engages in one line of business, the operation of general food supermarkets.

Merchandise Inventories
Inventories are stated at the lower of cost or market. Cost is determined on a last-in, first-out (LIFO) basis. If the first-in , first-out (FIFO) method had been used, inventories would have been $60,246 and $49,485 greater in 1993 and 1992, respectively.

Statements of Cash Flows
The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Cash paid during the years 1993, 1992 and 1991 was as follows:

                                           1993          1992          1991
Interest (net of amounts capitalized)  $ 67,319      $ 44,728      $ 32,095
Income taxes                             53,288       125,634       133,228

Capital lease obligations of $62,760, $59,148 and $47,976 were incurred in 1993, 1992 and 1991, respectively. Capital lease retirements of $1,653, $2,709 and $1,763 were recorded in 1993, 1992 and 1991, respectively.

During 1993, the Company acquired new equipment totaling $3,528 which was financed with capital leases.

Depreciation
Depreciation is provided on a straight-line basis over the estimated service lives of assets, generally as follows:

Buildings                                       40 years
Furniture, fixtures and equipment           3 - 10 years
Leasehold improvements                           8 years
Vehicles                                         7 years
Property under capital leases                 Lease term

Cost of Goods Sold
Purchases are recorded net of cash discounts.

Pre-opening Costs
Costs associated with the opening of new stores are expensed as incurred.

Income Taxes
Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

Earnings Per Share
Earnings per share are based on the weighted average number of shares outstanding.


2.  Property

Property consists of the following:
                                               1993          1992
Land and improvements                    $  172,980    $  135,264
Buildings                                   382,186       395,969
Furniture, fixtures and equipment           907,640       842,040
Vehicles                                     90,518        89,024
Leasehold improvements                       85,698        75,589
Construction in progress (estimated          26,322        66,091
  costs to complete and equip at
  January 1, 1994 are $11.7 million)
                                          1,665,344     1,603,977

Less accumulated depreciation               573,135       456,469
                                          1,092,209     1,147,508
Property under capital leases
  (less accumulated depreciation
  of $55,987 and $43,460 for 1993
  and 1992, respectively)                   272,002       225,259
                                         $1,364,211    $1,372,767







3.  Accrued Expenses

Accrued expenses consist of the following:
                                           1993             1992
Employee profit sharing                $ 62,241         $ 82,188
Payroll                                  42,253           25,203
Reserve for store closings
  (Note 13)                              28,305
Other                                   108,388           89,390
                                       $241,187         $196,781

4.  Employee Benefit Plan

The Company has a noncontributory profit sharing plan covering all employees. The plan provides benefits to participants upon death, retirement or termination of employment with the Company. Contributions to the profit sharing plan are determined by the Company's Board of Directors.

Profit sharing expense totaled $62.2 million in 1993, $82.2 million in 1992 and $70.3 million in 1991.


5.  Long-Term Debt

Long-term debt consists of the following:
                                               1993          1992
Senior note agreement, due from 1998
to 2003. Interest ranges from 6.97%
to 8.00%.                                  $214,000

Medium term notes, due from 1999 to
2006. Interest ranges from 8.32%
to 8.73%.                                   150,300      $150,300

Note purchase agreements, due 1998.
  Interest is at 10.21%.                     50,000        50,000

Note purchase agreements, due 1997.
  Interest is at 8.25%.                      40,000        40,000

Convertible subordinated debentures,
due 2003. Interest is at 5%. The
debentures are convertible at any time
after September 13, 1993 into shares
of the Company's Class A non-voting
common stock at a conversion price of
$7.90 per share, subject to adjustment
under certain circumstances.                115,000

Other                                           233           513
                                            569,533       240,813

Less current portion                            183           276
                                           $569,350      $240,537




The senior note agreement contains restrictive covenants which require maintenance of net worth, minimum ratio of net income available for fixed charges to fixed charges, and consolidated debt to total capitalization ratio. At January 1, 1994, the Company was in compliance with all of these covenants.

At January 1, 1994 property with a net book value of approximately $24.1 million was pledged as collateral for long-term debt.

At January 1, 1994 the Company estimated that the market value of its long-term debt was approximately $610.0 million. The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

Approximate maturities of long-term debt in the years 1994 through 1998 are $.2, $0, $0, $40.0 and $134.0 million.


6.  Credit Arrangements

The Company maintains a renewable 364-day credit facility with a syndicate of commercial banks providing $300 million in formal lines of credit. This facility will expire on June 3, 1994, however the Company plans to renew the facility. There were no borrowings against these lines at January 1, 1994.

Additionally, the Company had short-term lines of credit with banks totaling $43.0 million of which no borrowings were outstanding at January 1, 1994.

The Company has a $250.0 million commercial paper program, of which $0 was outstanding at January 1, 1994 and $173.3 million was outstanding at January 2, 1993 at an average interest rate of 3.46%.

In addition, the Company has periodic short-term borrowings under informal arrangements. Outstanding borrowings under these arrangements were $10.0 million at January 1, 1994 at an average interest rate of 3.50% and $171.0 million at January 2, 1993 at an average interest rate of 3.76%.



7.  Leases

The Company's stores operate principally in leased premises. Lease terms generally range from ten to twenty-five years with renewal options ranging from ten to twenty years. The following schedule shows future minimum lease payments under capital leases, together with the present value of net minimum lease payments, and operating leases that have initial or remaining noncancelable lease terms in excess of one year as of January 1, 1994.

                                         Capital        Operating
                                          Leases           Leases
1994                                   $  50,996       $  104,984
1995                                      50,868          104,392
1996                                      50,805          103,966
1997                                      50,502          103,493
1998                                      50,416          103,461
Thereafter                               610,062        1,032,944
  Total minimum payments                 863,649       $1,553,240
Less estimated executory
  costs                                  121,617
Net minimum lease payments               742,032
Less amount representing
  interest                               433,383
Present value of net minimum
  lease payments                       $ 308,649

Minimum payments have not been reduced by minimum sublease rentals of $5.4 million due in the future under noncancelable subleases or the remaining rent payments on leased stores scheduled to close (Note 13).

Total rent expense for operating leases, excluding those with terms of one year or less that were not renewed, is as follows:

                                        1993        1992        1991
Minimum rents                        $102,390    $93,034     $86,065

Contingent rents,
  based on sales                          608        727         739
                                     $102,998    $93,761     $86,804

In addition, the Company has signed lease agreements for additional store facilities, the construction of which was not complete at January 1, 1994. The leases expire on various dates extending to 2018 with renewal options generally ranging from ten to twenty years. Total future minimum rents under these agreements are approximately $141.0 million.



8.  Income Taxes


Provisions for income taxes for 1993, 1992 and 1991 consist of the following:

                                       Current        Deferred        Total
1993
  Federal                             $ 48,400        $(46,300)     $  2,100
  State                                  9,600         ( 9,200)          400
                                      $ 58,000        $(55,500)     $  2,500
1992
  Federal                             $ 84,200        $  9,700      $ 93,900
  State                                 17,300           1,400        18,700
                                      $101,500        $ 11,100      $112,600
1991
  Federal                             $108,300        $  3,900      $112,200
  State                                 22,500             800        23,300
                                      $130,800        $  4,700      $135,500

The Company's effective tax rate varied from the federal statutory rate as follows:
                                          1993           1992          1991
Federal statutory rate                    35.0%          34.0%         34.0%
State income taxes, net of
  federal tax benefit                      4.1            4.4           4.5
Other                                      0.3            0.3           1.3
                                          39.4%          38.7%         39.8%

Deferred income tax expense relates to the following:

                                          1993           1992          1991
Excess tax depreciation               $ 18,438       $ 19,824      $  9,062
Excess interest and amortization
  over rent on capital leases          ( 3,537)      (  2,819)      ( 2,260)
Inventory capitalization               (   283)      (    489)      ( 1,586)
Restructuring                          (66,870)
Other                                  ( 3,248)      (  5,416)      (   516)
                                      $(55,500)      $ 11,100      $  4,700

The components of deferred income tax assets and liabilities at January 1, 1994 and January 2, 1993 are as follows:
                                                         1993          1992
Current assets:
   Inventories                                      $  11,141     $  12,427
   Reserves                                            20,327        20,239
   Restructuring                                        9,217
Total current assets included in prepaid
  expenses and other                                   40,685        32,666

Noncurrent assets/(liabilities):
   Depreciation                                      (107,523)     ( 94,178)
   Leases                                              13,283        10,110
   Restructuring                                       57,653
Total noncurrent assets                              ( 36,587)     ( 84,068)

Net deferred taxes                                  $   4,098     $( 51,402)



9. Other Liabilities

 Other liabilities consist of the following:

                                                   1993            1992

Present value of remaining rent payments
 on leased stores scheduled to close
 (Note 13)                                      $55,100         $ 2,928

Other                                             3,709           4,588
                                                $58,809         $ 7,516


10.  Stock Option Plans


The Company has stock option plans under which options to purchase shares of Class A common stock may be granted to officers and key employees at prices not less than fair market value on the date of grant. Options become exercisable at such time or times as determined by the Stock Option Committee of the Board of Directors of the Company on the date of grant, provided that no option may be exercised more than ten years after the date of grant.

Transactions in stock options are summarized as follows:


                                   Shares
                                   Under
                                   Option                Price Per Share
Outstanding at 1990               753,860                 $2.36 - 10.17
Granted                           376,875                  7.92 - 15.83
Exercised                      (  276,539)                 2.36 -  8.33
Cancelled                      (   50,542)                 2.36 - 12.67
Outstanding at 1991               803,654                 $3.75 - 15.83
Granted                           117,425                  8.25 - 17.58
Exercised                      (   92,675)                 3.75 -  8.58
Cancelled                      (  129,193)                 4.71 - 16.67
Outstanding at 1992               699,211                 $6.09 - 17.58
Granted                         2,842,325                  5.25 - 11.25
Exercised                      (    9,826)                 6.09 -  8.33
Cancelled                      (  207,190)                 5.25 - 16.17
Outstanding at 1993             3,324,520                 $5.25 - 17.58


On January 1, 1994, options for the purchase of 151,495 shares of Class A common stock were exercisable and 206,350 shares of Class A common stock were available for future grants.










11. Common Stock


On January 1, 1994, approximately 23.5% and 14.7% of the Class A non-voting common stock and 23.8% and 26.5% of the Class B voting common stock were held, respectively, by Etablissements Delhaize Freres et Cie "Le Lion" S.A. ("Delhaize") and Delhaize the Lion America, Inc., a wholly owned subsidiary of Delhaize ("Detla"). In the aggregate, Delhaize and Detla owned approximately 50.3% of the Class B voting common stock and 44.2% of the combined common stock as of January 1, 1994.

Holders of Class B common stock are entitled to one vote for each share of Class B common stock held, while holders of Class A common stock are not entitled to vote except as required by law.

The Board of Directors of the Company may declare dividends with respect to Class A common stock in excess of dividends declared and paid with respect to the Class B common stock or without declaring and paying any dividends with respect to the Class B common stock. When dividends are declared with respect to the Class B common stock, the Board of Directors of the Company must declare a greater per share dividend to the holders of Class A common stock.


12.  Interest Expense

Interest expense consists of the following:
                                            1993        1992         1991
Interest on capital leases               $34,905     $28,457      $22,699
Other interest (net of $4.6, $9.5
  and $8.0 million capitalized in
  1993, 1992, and 1991, respectively)     37,438      20,600       11,737
                                         $72,343     $49,057      $34,436


13.  Store Closing Charge
On January 7, 1994, Food Lion announced plans to close 88 unprofitable store locations in 1994. The Company has established a pre-tax charge against 1993 earnings of $170.5 million (after tax $104 million, or 22 cents per share) to cover management's best estimate of the costs associated with the store closings. These costs include the write-down of store assets ($87.1 million) to reflect estimated realizable values, the present value of remaining rent payments on leased stores ($55.1 million), and other costs associated with the store closings such as legal expenses, relocation expenses and costs to store and transfer reusable equipment ($28.3 million).


14. Litigation

On February 16, 1994, plaintiff Sarah Bullock, an African-American female, filed a motion to amend her federal district court complaint in Bullock v. Food Lion, Inc., No. 93-CV-51-ATH (M.D. Ga.), a pending individual plaintiff suit in which Ms. Bullock alleges that she was denied a promotion and discharged because of her race, by adding 10 named additional plaintiffs and company-wide class action allegations of race discrimination in violation of title VII of the Civil Rights Act of 1964. The amended complaint alleges a pattern and practice of discrimination in promotions, discipline, discharge, allocation of hours, awarding full-time status, and wages. The amended complaint seeks certification of a class defined as all past and present black employees at Food Lion and all black applicants for employment, broad injunctive relief, monetary damages including compensatory and punitive damages, reasonable attorneys' fees, and expenses.

The court has not yet ruled on the motion requesting that the case be converted to a class action; no class has been certified,and the plaintiff has not yet specified an amount of monetary damages alleged to have been suffered by the class. While at this time the Company cannot evaluate the consequences of an adverse judgment, the Company intends to vigorously defend this action.



Report of Independent Accountants

To the Shareholders of Food Lion, Inc.:
We have audited the accompanying balance sheets of Food Lion, Inc. as of January 1, 1994 and January 2, 1993 and the related statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Food Lion, Inc. as of January 1, 1994 and January 2, 1993 and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 1, 1994 in conformity with generally accepted accounting principles.




Coopers & Lybrand
Charlotte, North Carolina
February 9, 1994, except
for Note 14, as to which the
date is March 24, 1994.




Results by Quarter  (Unaudited)

(Dollars in thousands except        First      Second       Third      Fourth
per share amounts)             (12 Weeks)  (12 Weeks)  (12 Weeks) *(16 Weeks)
1993
Net sales                      $1,656,825  $1,749,923  $1,807,374  $2,395,695
Gross profit                      316,075     343,836     361,058     467,574
Net income                         21,918      30,693      24,686   (  73,445)
Earnings per share                    .05         .06         .05   (     .15)

1992
Net sales                      $1,596,491  $1,643,910  $1,687,454  $2,268,068
Gross profit                      326,238     340,545     342,894     426,712
Net income                         49,644      52,576      48,533      27,252
Earnings per share                    .10         .11         .10         .06

*NOTE: The 1993 fourth quarter comprised 16 weeks; the 1992 fourth quarter comprised 17 weeks. As a result of the store closing charge, net income decreased $104 million (or 22 cents per share) in the fourth quarter of 1993. Net income for the fourth quarter of 1992 increased by approximately $5.5 million due to year-end adjustments relating primarily to various insurance accruals.

Market Price of Common Stock
                                    Years Ended
                 January 1, 1994                      January 2, 1993
             Class A         Class B             Class A          Class B
Quarter     High     Low    High     Low        High     Low      High     Low
First     8        6 5/8   8 1/4   6 5/8      18 1/8    14 3/8  18 1/8  14 7/8
Second    7  1/4   5 7/8   7 1/8   5 3/4      15 1/4    11 1/2  15 3/8  11 7/8
Third     7        5 1/4   7       5 3/8      11 7/8    10 1/8  12      10 1/2
Fourth    6 11/16  5 1/4   6 7/8   5 3/8      11 1/4     7 3/4  12 1/8   8 1/4

The Class A and the Class B common stock are traded in the over-the-counter market. Price quotations are reported in the NASDAQ National Market System. The closing market prices per share for the Class A and Class B common stock at January 1, 1994 were $6.50 and $6.625, respectively, compared with $7.875 and $8.125, for Class A and Class B common stock respectively, at January 2, 1993. The over-the-counter quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. On February 7, 1994, there were 33,392 holders of record of Class A common stock and 19,477 holders of record of Class B common stock. The closing market prices per share for the Class A and the Class B common stock at February 7, 1994 were $6.50 and $6.625, respectively.

Dividends Declared Per Share of Common Stock

                                     Years Ended
                     January 1, 1994                      January 2, 1993
Quarter          Class A        Class B               Class A        Class B
First             $.02200       $.02150               $.02800        $.02760
Second             .02200        .02150                .02800         .02760
Third              .02200        .02150                .02800         .02760
Fourth             .02200        .02150                .02800         .02760
Total             $.08800       $.08600               $.11200        $.11040

Market prices and dividend amounts for the first two quarters of 1992 have been adjusted to reflect the three-for-two stock split in 1992.
Food Lion Management




Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations

At the end of the 1993 fiscal year, Food Lion operated 1,096 supermarkets compared to 1,012 at the end of fiscal year 1992 and 881 at the end of the 1991 fiscal year. At the end of 1993, Food Lion operated in fourteen states located primarily in the southeastern United States.

Sales

Sales for the 52 weeks ended January 1, 1994 were $7.6 billion, compared with $7.2 billion in 1992 (53 weeks), and $6.4 billion in 1991 (52 weeks), representing annual increases of 5.8%, 11.8% and 15.3%, respectively. Restating 1992 sales to reflect a comparable 52 weeks, the percentage sales increases were 7.7%, 9.7% and 15.3%, for fiscal 1993, 1992 and 1991, respectively. Same store sales - sales for stores open in comparable periods - improved sequentially throughout 1993, with decreases of 6.0%, 4.8% and 4.0% in the first, second and third quarters, respectively, and a 2.9% increase in the fourth quarter, for a decrease of 2.6% for the entire fiscal year. Same store sales decreased .4% in 1992 and increased 2.7% during 1991.

Food Lion, an innovator of everyday low pricing ("EDLP") in the late 1960s, remains an EDLP leader, with current prices, on average 8% below those of its competitors. During 1993, sales continued to be affected by changes in customer purchasing habits, stiff competition and the effects of negative media coverage in late 1992. Customers in the 1990s, after surviving recessionary times in 1991 and 1992, have learned to shop for value and are spending more shopping dollars on regional brand and private label products as opposed to higher priced national brand name products. Food Lion has responded to the desires of its customers by offering an increased variety of regional brand products and by expanding its private label selection. Currently, Food Lion offers approximately 1,000 private label products, which represent approximately 10% of total company sales. Two years ago the Company carried approximately 500 private label products, which accounted for approximately 5% of total Food Lion sales.

Competition is intense in the supermarket industry as new store formats enter the market...warehouse clubs, superstores, and combination stores. Food Lion's supermarketing strategy is flexible and the Company will continue to listen to its customers and revise its strategy accordingly in an effort to provide quality products, service, convenience and variety, while maintaining its low prices.

Gross Profit

Gross profit was 19.56% of sales in 1993, as compared to 19.96% and 20.74% in 1992 and 1991, respectively. The decline in gross profit in 1992 and 1993, as compared to previous years, is due to an increase in the level of promotional activity (featured special pricing on certain products, double couponing, etc.) designed to increase customer traffic and sales, and a change in the sales mix with lower sales in high margin departments such as meat and deli.

Although 1993 gross profit has decreased as compared to the previous year, the Company has experienced sequential FIFO gross profit improvement since the fourth quarter of 1992, 18.68% - fourth quarter 1992, 19.14% - first quarter 1993, 19.73% - second quarter 1993, 19.89% - third quarter 1993 and 19.92% - fourth quarter 1993. This improvement throughout 1993 is partially the result of improvements in shrinkage in the meat and deli departments as the Company adjusted purchases to allow for lower sales volumes. In addition, during 1993, the Company began to experience increased customer traffic into these more profitable departments.
Finally, the level of promotional activity has decreased from first quarter 1993 and fourth quarter 1992 levels and continues to be focused on specific market areas as needed.

Selling and Administrative Expenses

Selling and administrative expenses as a percentage of sales were 14.41%, 13.56% and 13.29% in 1993, 1992, and 1991, respectively.
The increase in 1993 and 1992 over previous years is due to a lower sales base available to absorb fixed costs and the extra expenses incurred to enhance the Company's image. Food Lion continues to listen to its customers and, in 1993, the Company conducted extensive market research to identify Food Lion's strengths and weaknesses. Through this research, Food Lion has identified and implemented steps to better serve the needs and desires of its customers and to improve customers' perception of the Company. During 1993, Food Lion accelerated some routine store maintenance and repair efforts, based on suggestions received from customers, in order better to ensure superior store conditions and excellent customer service.

In addition, during 1993, Food Lion implemented a new marketing strategy that includes additional advertising which focuses on the Company's quality products, customer service and "Extra Low Prices". Food Lion believes that these short-term extra expenses, though they are affecting current operating results, will help position the Company for continued success in the future.

Expenses were also affected during 1993 and 1992 by Food Lion's dedication to maintaining its existing store base through its store renovation program. As the Company's store base begins to age, the number of renovations, including store expansions and deli-bakery additions, increases, resulting in increased store operating expenses such as rent and utilities.

Finally, the Company has also incurred an increase in advertising, legal and public relations costs associated with addressing continuing tactics from the United Food and Commercial Workers Union International's "corporate campaign" to discredit or damage Food Lion's credibility and for ongoing strategic efforts to strengthen customer relations. The Company expects such costs to continue in 1994.

Although the Company anticipates some continued pressure on expenses over the next several months, Food Lion expects expenses as a percentage of sales to decrease during 1994.

During the third quarter of 1993, the Company settled all outstanding disputes with the U.S. Labor Department ("DOL") arising under the Fair Labor Standards Act. The settlement required the Company to pay $16.2 million. As the Company had previously established reserves to cover potential costs associated with the DOL investigation, the actual impact of the settlement on 1993 selling and administrative expenses and pre-tax 1993 earnings is only $8.2 million.

Interest Expense

Interest expense as a percentage of sales increased to 0.95% in 1993 compared with 0.68% in 1992 and 0.54% in 1991. The increase in 1993 is due to a higher interest rate on long-term financing that, in part, was used to replace short-term balances outstanding during the second quarter of 1993. This long-term financing was used to fund 1993 and 1992 capital expenditures.

In addition, interest expense increased during 1993 due to a decrease in the amount of interest capitalized, resulting from a decrease in construction costs. (During 1992 61 company owned stores and a perishable distribution center were constructed, while only 31 company owned stores were constructed in 1993.) The construction of company owned stores was a continuation of the decision in 1991 to build and own stores in markets where leasing was not available due to depressed real estate conditions.

During 1992, interest expense increased due to increased short-term borrowings to initially fund 1992 capital expenditures.

During 1994, the Company expects interest expense to increase as it will experience a full year of higher interest rates on the long-term financing that closed in the second quarter of 1993.

Depreciation

Depreciation expense as a percentage of sales was 1.88% in 1993, 1.69% in 1992 and 1.62% in 1991. Capitalized costs increased 11.0% in 1993 compared to 31.4% in 1992 and 30.1% in 1991. During 1993 31 stores were constructed and equipped and 69 leased stores were equipped. In 1992, a new perishable distribution center and 61 stores were constructed and equipped and 79 leased stores were equipped. In 1991, three new distribution centers and 41 stores were constructed and equipped and 70 leased stores were equipped. The Company will finance the majority of its store growth in 1994 with conventional lease arrangements, but will continue to build and own some stores in market areas where leasing is not economically advantageous. Because of the planned store closings (see below) Food Lion expects 1994 depreciation as a percentage of sales to decrease slightly as compared to 1993.

Store Closing Charge

On January 7, 1994 Food Lion announced plans to close 88 unprofitable store locations in 1994. Of the planned store closings, 47 stores are in the Company's southwestern market, while 41 stores are located across eight states in the Company's southeastern market area.

The decision to close stores comes as part of Food Lion's on-going review of individual store profitability. By closing unprofitable stores, the Company will eliminate the operating losses of these stores which will enhance 1994 and future profits, and allow Food Lion to focus its resources on profitable stores. Food Lion does not expect a significant impact on liquidity resulting from these store closings. After the store closings, Food Lion will continue to operate more than 1,000 stores in 14 states.

The Company has established a pre-tax reserve against 1993 earnings to cover management's best estimate of the costs associated with these store closings. These costs include the write down of store assets to reflect estimated realizable values ($87.1 million), the present value of remaining rent payments on leased stores scheduled to close ($55.1 million), and other costs associated with the store closings (which represent future cash outflows) such as legal expenses, relocation expenses and costs to store and transfer reusable equipment ($28.3 million). The after tax impact of this reserve on 1993 earnings was approximately $104 million or 22 cents a share.

LIFO

In 1993, the LIFO reserve increased $10.8 million, as compared to a decrease in 1992 of $.9 million and an increase in 1991 of $.6 million. During the final months of 1993, the Company experienced cost increases on certain products resulting primarily from inclement weather in the spring and summer of 1993. Food Lion experienced deflation in food costs in 1992 and slight inflation in 1991, trends that were prevalent in the industry.

Income Taxes

The provision for income taxes was $2.5 million in 1993 as compared to $112.6 million in 1992 and $135.5 million in 1991. The decrease in 1993 and 1992 resulted from a decrease in earnings. The Company's effective tax rate was 39.4% in 1993 compared with 38.7% in 1992 and 39.8% in 1991. The increase in the effective tax rate during 1993 is the result of the Omnibus Budget Reconciliation Act of 1993 which increased the federal income tax rate by 1% retroactive to the beginning of 1993. Assuming there are no additional federal or state income tax rate increases, Food Lion expects the effective rate for 1994 and forward to be 39.5%.


Liquidity and Capital Resources

Cash provided by operating activities was $268.2 million, $224.7 million and $206.0 million in 1993, 1992 and 1991, respectively.
The increase in 1993 was partially due to continued improvement in inventory management techniques, (inventory increased only 3.7%, while the increase in the number of stores opened was 8.3%), as the Company continued its just-in-time inventory system, expanded electronic data interchange with its vendors and initiated a vendor management replenishment system.
An increase in year end accounts payable and accrued expenses also contributed to the increase in cash provided by operations.

Cash capital expenditures totaled $159.9 million in 1993, compared to $402.3 million in 1992 and $304.8 million in 1991. During 1993, the Company equipped a total of 100 new stores, constructed 31 company owned stores and continued its ongoing store renovation program, including 30 store additions and expansions. During 1992, Food Lion equipped a total of 140 new stores, constructed 61 company owned stores, completed construction of a new perishable distribution center in Salisbury, North Carolina and renovated a number of existing stores. In 1991, the Company equipped a total of 111 stores, constructed 41 company owned stores and completed construction on three new distribution centers.

The net addition of 84 stores in 1993 increased the total number of stores to 1,096 at January 1, 1994, an increase of 8.3% over 1992. The total distribution space owned by the Company increased to 9.5 million square feet during 1993 compared to 8.9 million in 1992.

Food Lion plans to open 40 to 50 new stores in 1994, located primarily in the southeast. The majority of these new stores will be opened under conventional leasing arrangements and, as a result, the impact on liquidity of owning stores will be insignificant in 1994. The Company also plans to renovate 60 to 70 existing stores in 1994. Significant cash capital expenditures currently estimated for 1994 include approximately $30 million and $42 million to equip new and renovated stores, respectively, approximately $11 million for additional land costs and approximately $17 million to expand an existing distribution center.

Cash capital expenditures for 1994 will be financed through funds generated from operations, with existing bank and credit lines, along with other debt, if necessary. Food Lion does not expect a significant impact on liquidity resulting from the store closings discussed above.

The Company will consider the possibility of sale-leaseback transactions on certain free-standing, company owned stores in the future if advantageous development opportunities are presented by potential lessors.

Debt

During the second quarter of 1993, Food Lion finalized a financing strategy to (1) repay outstanding short-term debt balances accumulated to fund 1992 capital expenditures, (2) obtain an alternative source of financing for the Company's short-term financing needs and (3) fund, in part, its 1993 and 1994 capital expenditures.

As a result, the following financing transactions were completed during the second quarter of 1993:

      - a revolving credit facility ("credit agreement") with a syndicate of commercial banks providing $300 million in formal lines of credit. There were no borrowings against these lines as of January 1, 1994.

      - three series of senior unsecured notes ("note agreement") totaling $214 million, maturing from 1998 to 2003, with interest rates ranging from 6.97% to 8.00%.

      - the sale of 5% convertible subordinated debentures due 2003 and totaling $115 million. The debentures are convertible, effective September 13, 1993, into shares of the Company's Class A non-voting stock at a conversion price of $7.90 per share.

The terms of the credit agreement and note agreement require the Company to comply with certain financial and other covenants.


On January 7, 1994, Food Lion filed a Form 8-K announcing plans to seek a modification to one of these covenants. This covenant originally prohibited the Company from issuing additional Funded Debt unless the Company's ratio of Net Income Available for Fixed Charges for the immediately preceding four fiscal quarters to Pro Forma Fixed Charges ("Ratio") was at least 2.00 to 1.00. Food Lion recently received a modification to this restriction that changes the Ratio to at least 1.75 to 1.00.

The Company also maintains additional formal lines of credit totaling $43 million. These lines of credit are available when needed. The Company is not required to maintain compensating balances related to these lines of credit and borrowings may occur periodically. The Company had no borrowings under these lines at January 1, 1994.

The Company has a $250.0 million commercial paper program which is outlined in the table below.

                                 Commercial Paper Program
                                   (Dollars in millions)

                                       1993        1992        1991

Outstanding borrowings at
 year end                             $0          $173.3      $62.5

Average borrowings                    51.6          50.4       15.7

Maximum amount outstanding           183.0         173.3       69.0

Daily weighted average
 interest rate                       3.39%          3.54%     5.61%


Finally, Food Lion has periodic short-term borrowings under informal credit arrangements which are available to the Company at the discretion of the lender (see table below).


                               Informal Credit Arrangements
                                   (Dollars in millions)

                                       1993        1992        1991

Outstanding borrowings at
 year end                           $10.0        $171.0      $60.0

Average borrowings                   59.0          87.6       24.4

Maximum amount outstanding           203.6        206.0      131.7

Daily weighted average
2 interest rate                       3.56%         3.84%      5.27%



Impact of Inflation

The inflation rate for food prices continues to be lower than the overall increase in the Consumer Price Index. Inventory and labor, the Company's primary costs, increase with inflation and where possible will be recovered through operating efficiencies and gross profits.