Form 10-K, Exhibit 13
period 1994-12-31
FOOD LION INC
filed 1995-03-28
CIK 37912

Five Year Summary of Operations
(Dollars in thousands                 1994          1993           1992
except per share amounts)                                      (53 Weeks)
 1.  Net sales                     $7,932,592     7,609,817      7,195,923
 2.  Income before taxes           $  252,698         6,352        290,605
 3.  Net income                    $  152,898         3,852        178,005
 4.  Current assets                $1,131,114     1,139,472      1,148,725
 5.  Non-current assets            $1,356,673     1,364,211      1,372,767
 6.  Total assets                  $2,487,787     2,503,683      2,521,492
 7.  Current liabilities           $  697,228       619,271        986,274
 8.  Long-term debt                $  355,300       569,350        240,537
 9.  Capital lease obligations,
     deferred taxes and other
     liabilities                   $  407,906       397,508        338,962
10.  Shareholders' equity          $1,027,353       917,554        955,719
11.  Cash dividends
       Class A                     $   22,021        21,483         27,355
       Class B                     $   21,131        20,603         26,457
12.  Depreciation                  $  139,834       143,042        121,616
13.  Number of stores
     opened (net)                  #      (57)           84            131
14.  Number of stores open         #    1,039         1,096          1,012
15.  Total store square
     footage (000)                 #   27,335        28,950         26,428
16.  Number of employees           #   64,840        65,494         59,721
17.  Weighted average shares
     outstanding (000)             #  483,708       483,701        483,663
18.  Number of Deli/Bakery stores  #      575           553            446
19.  Earnings per share (a)        $      .32           .01            .37
20.  Dividends per share (a)       $     .089          .087           .111
21.  Book value per share (a)      $     2.12          1.90           1.98
22.  Asset turnover                x     3.18          3.03           3.17
23.  Return on sales               %     1.93           .05           2.47
24.  Return on assets              %     6.13           .15           7.84
25.  Return on equity              %    15.72           .41          19.92
26.  Equity ratio                  %    41.30         36.65          37.90
27.  Return on investment          %    16.69          5.68          20.02
28.  Current ratio                 x     1.62          1.84           1.16
29.  Recapitalization and
     stock splits                                                  3 for 2

















(Dollars in thousands                  1991            1990
except per share amounts)
 1.  Net sales                      $6,438,507       5,584,410
 2.  Income before taxes            $  340,671         284,471
 3.  Net income                     $  205,171         172,571
 4.  Current assets                 $  983,370         787,869
 5.  Non-current assets             $1,035,922         791,996
 6.  Total assets                   $2,019,292       1,579,865
 7.  Current liabilities            $  676,768         597,392
 8.  Long-term debt                 $  240,810          91,721
 9.  Capital lease obligations,
     deferred taxes and other
     liabilities                    $  270,659         217,694
10.  Shareholders' equity           $  831,055         673,058
11.  Cash dividends
       Class A                      $   24,393          21,926
       Class B                      $   23,638          21,082
12.  Depreciation                   $  104,614          81,432
13.  Number of stores
     opened (net)                   #      103             115
14.  Number of stores open          #      881             778
15.  Total store square
     footage (000)                  #   22,480          19,424
16.  Number of employees            #   53,583          47,276
17.  Weighted average shares
     outstanding (000)              #  483,516         483,210
18.  Number of Deli/Bakery stores   #      279             183
19.  Earnings per share (a)         $      .42             .36
20.  Dividends per share (a)        $     .099            .089
21.  Book value per share (a)       $     1.72            1.39
22.  Asset turnover                 $     3.58            3.90
23.  Return on sales                $     3.19            3.09
24.  Return on assets               $    11.40           12.06
25.  Return on equity               $    27.28           28.49
26.  Equity ratio                   $    41.16           42.60
27.  Return on investment           $    26.09           29.33
28.  Current ratio                  $     1.45            1.32
29.  Recapitalization and
     stock splits

















Notes to Five Year Summary of Operations

(a) Amounts are based upon the weighted average number of the Class A and Class B common shares outstanding.


DEFINITIONS
Line
13. Number of stores opened (net) - Number of stores opened less stores closed during the year.
14.  Number of stores open - Number of stores operating at year-end.
16. Number of employees - Number of full-time and part-time employees at year-end.
17. Weighted average shares outstanding - Weighted average shares outstanding have been restated to reflect the stock split in 1992.
18. Number of Deli/Bakery stores - Number of stores with Deli/Bakery at year-end.
19.  Earnings per share - Net income per common share (line 3 , line 17).
20.  Dividends per share - Cash dividends per common share (line 11 , line
17).
21. Book value per share - Book value of shareholders' equity per common share (line 10 , line 17).
22. Asset turnover - The ratio of sales per dollar of assets employed during the year. It is calculated by dividing sales by the average total assets (line 1 , line 6).
23. Return on sales - The percentage of net income earned on each dollar of sales (line 3 , line 1).
24. Return on assets - The percentage of net income earned on average total assets (line 3 , line 6).
25. Return on equity - The percentage of net income earned on average shareholders' equity (line 3 , line 10).
26. Equity ratio - Shows the share of total assets of the business owned by the shareholders as opposed to outside sources. It is calculated by dividing year-end shareholders' equity by year-end total assets
     (line 10 , line 6).
27. Return on investment - The percentage of net income, excluding interest expense,to invested capital. ([line 3 + interest] , [average line 8 + average line 10]).
28.  Current ratio - The ratio of current assets to current liabilities
     (line 4 , line 7).
















Statements of Income

                                              Years Ended

                          December 31,          January 1,         January 2,
(Dollars in thousands             1994                1994               1993
except per share amounts)
Net sales                   $7,932,592          $7,609,817         $7,195,923
Cost of goods sold           6,323,693           6,121,274          5,759,534
     Gross profit            1,608,899           1,488,543          1,436,389
Selling and administrative
  expenses                   1,129,803           1,096,306            975,111
Interest expense                86,564              72,343             49,057
Depreciation                   139,834             143,042            121,616
Store closing charge
            (Note 13)                              170,500
                             1,356,201           1,482,191          1,145,784

     Income before
     income taxes              252,698               6,352            290,605

Provision for income taxes      99,800               2,500            112,600

     Net income             $  152,898          $    3,852         $  178,005

Earnings per share          $      .32          $      .01         $      .37


(Results as a percentage
of sales)

Net sales                       100.00%             100.00%            100.00%
Cost of goods sold               79.72               80.44              80.04
     Gross profit                20.28               19.56              19.96

Selling and administrative
  expenses                       14.24               14.41              13.56
Interest expense                  1.09                0.95               0.68
Depreciation                      1.76                1.88               1.69
Store closing charge
            (Note 13)                                 2.24
                                 17.09               19.48              15.93

     Income before
     income taxes                 3.19                0.08               4.03

Provision for income taxes        1.26                0.03               1.56

     Net income                   1.93%               0.05%              2.47%



The accompanying notes are an integral part of the financial statements.




Balance Sheets
                                            December 31,            January 1,
(Dollars in thousands                               1994                  1994
except per share amounts)
Assets

Current assets:
  Cash and cash equivalents                   $   66,869            $   46,066
  Receivables                                    140,628               109,952
  Inventories                                    855,712               929,138
  Prepaid expenses and other                      67,905                54,316
       Total current assets                    1,131,114             1,139,472

Property, at cost, less accumulated
  depreciation                                 1,356,673             1,364,211

           Total assets                       $2,487,787            $2,503,683

Liabilities and Shareholders' Equity

Current liabilities:
  Notes payable                               $   20,000            $   10,007
  Accounts payable, trade                        344,595               346,799
  Accrued expenses                               298,024               241,187
  Long-term debt - current                            25                   183
  Capital lease obligations - current              9,122                 7,108
  Other liabilities - current                      3,293                 3,880
  Income taxes payable                            22,169                10,107
       Total current liabilities                 697,228               619,271
Long-term debt                                   355,300               569,350
Capital lease obligations                        304,963               301,541
Deferred income taxes                             46,190                36,587
Deferred compensation                                668                   571
Other liabilities                                 56,085                58,809
       Total liabilities                       1,460,434             1,586,129

Shareholders' equity:
  Class A non-voting common stock,
    $.50 par value; authorized 1,500,000,000
    shares; issued and outstanding 244,142,000
    shares - December 31, 1994 and 244,132,000
    shares - January 1, 1994                     122,071               122,066
  Class B voting common stock, $.50
    par value; authorized 1,500,000,000
    shares; issued and outstanding 239,571,000   119,786               119,786
    shares

  Additional capital                                 337                   289
  Retained earnings                              785,159               675,413
       Total shareholders' equity              1,027,353               917,554
           Total liabilities and
           shareholders' equity               $2,487,787            $2,503,683


The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows
                                             December 31,          January 1,
                                                    1994                1994
(Dollars in thousands)
Cash flows from operating activities
  Net income                                     $152,898            $  3,852
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Depreciation                                 139,834             143,042
     (Gain) loss on disposals of property       (     477)                529
     Store closing charge (Note 13)                                   170,500
     Deferred income taxes                      (   3,800)           ( 55,500)
     Changes in operating assets
     and liabilities:
      Receivables                               (  30,676)          (  13,965)
      Inventories                                  73,426           (  32,753)
      Prepaid expenses and other                (     186)              4,933
      Accounts payable and accrued expenses        53,201              38,837
      Income taxes payable                         12,062              10,107
      Deferred compensation                            97           (   1,153)
      Other liabilities                         (   3,311)          (     241)

        Total adjustments                         240,170             264,336

        Net cash provided by operating
          activities                              393,068             268,188
Cash flows from investing activities
  Proceeds from sale of property                    2,085               2,382
  Capital expenditures                          ( 117,312)          ( 159,857)
         Net cash used in investing
           activities                           ( 115,227)          ( 157,475)
Cash flows from financing activities
  Net proceeds (payments) under short-term
   borrowings                                       9,993           ( 449,743)
  Principal payments under capital
   lease obligations                            (   9,724)          (   6,730)
  Principal payments on long-term debt          ( 214,208)          (     280)
  Proceeds from issuance of common stock               53                  69
  Proceeds from issuance of long-term debt                            329,000
  Dividends paid                                (  43,152)          (  42,086)
          Net cash (used in) provided by
            financing activities                ( 257,038)          ( 169,770)

Net increase (decrease)in cash and cash
  equivalents                                      20,803           (  59,057)

Cash and cash equivalents at beginning
  of year                                          46,066             105,123

Cash and cash equivalents at end of year         $ 66,869            $ 46,066


The accompanying notes are an integral part of the financial statements



Statements of Cash Flows
                                                       January 2,
                                                             1993
(Dollars in thousands)
Cash flows from operating activities
  Net income                                             $178,005
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Depreciation                                         121,616
      Loss (gain) on disposals of property               (    166)
      Deferred income taxes                                11,100
     Changes in operating assets
     and liabilities:
      Receivables                                           1,119
      Inventories                                        ( 51,846)
      Prepaid expenses and other                         (  8,289)
      Accounts payable and accrued expenses              (  6,336)
      Income taxes payable                               ( 21,960)
      Deferred compensation                                    37
      Other liabilities                                     1,391


         Total adjustments                                 46,666

         Net cash provided by operating
           activities                                     224,671
Cash flows from investing activities
  Proceeds from sale of property                              471
  Capital expenditures                                   (402,327)

         Net cash used in investing
           activities                                    (401,856)
Cash flows from financing activities
  Net (payments) proceeds under short-term
   borrowings                                             337,250
  Principal payments under capital
   lease obligations                                     (  4,976)
  Principal payments on long-term debt                   (    970)
  Proceeds from issuance of common stock                      471
  Proceeds from issuance of long-term debt
  Dividends paid                                         ( 53,812)
           Net cash provided by (used in)
             financing activities                         277,963

Net (decrease) increase in cash and cash
  equivalents                                             100,778

Cash and cash equivalents at beginning
  of year                                                   4,345

Cash and cash equivalents at end of year                 $105,123



The accompanying notes are an integral part of the financial statements

Statements of Shareholders' Equity

                                             Class A             Class B
(Dollars and shares in thousands           Common Stock        Common Stock
except per share amounts)                Shares   Amount     Shares    Amount


Balances December 28, 1991              162,692  $ 81,346   159,714  $ 79,857
  Cash dividends declared:
     Class A - $.1120 per share
     Class B - $.1104 per share
   Sale of stock                             66        33
   Three-for-two stock split             81,364    40,682    79,857    39,929
   Net income

Balances January 2, 1993                244,122   122,061   239,571   119,786
  Cash dividends declared:
     Class A - $.0880 per share
     Class B - $.0860 per share
   Sale of stock                             10         5
   Net income

Balances January 1, 1994                244,132   122,066   239,571   119,786
Cash dividends declared:
     Class A - $.0902 per share
     Class B - $.0882 per share
   Sale of stock                             10         5
   Net income
 Balances December 31, 1994             244,142  $122,071   239,571  $119,786





The accompanying notes are an integral part of the financial statements



                                Additional          Retained
                                   Capital          Earnings            Total





Balances Dec. 28, 1991            $  1,952          $667,900       $  831,055
Cash dividends declared
  Class A - $.1120 per share                        ( 27,355)      (   27,355)
  Class B - $.1104 per share                        ( 26,457)      (   26,457)
Sale of stock                          438                                471
Three-for-two stock split           (2,165)         ( 78,446)
Net Income                                           178,005          178,005

Balances Jan. 2, 1993                  225           713,647          955,719
Cash dividends declared
  Class A - $.0880 per share                        ( 21,483)      (   21,483)
  Class B - $.0860 per share                        ( 20,603)      (   20,603)
Sale of stock                           64                                 69
Net Income                                             3,852            3,852

Balances Jan. 1, 1994                  289           675,413          917,554
Cash dividends declared
  Class A - $.0902 per share                        ( 22,021)      (   22,021)
  Class B - $.0882 per share                        ( 21,131)      (   21,131)
Sale of stock                           48                                 53
Net Income                                           152,898          152,898
Balances Dec. 31, 1994              $  337          $785,159       $1,027,353









Notes to Financial Statements
(Dollars in thousands except per share amounts)

1.  Summary of Significant Accounting Policies

Fiscal Year
The Company's fiscal year ends on the Saturday nearest to December 31. The year ended January 2, 1993 was 53 weeks.

Single Industry Segment
The Company engages in one line of business, the operation of general food supermarkets.

Merchandise Inventories
Inventories are stated at the lower of cost or market. Inventories valued using the last-in, first out (LIFO) method comprised approximately 95% and 100% of inventories, in 1994 and 1993, respectively. Meat, produce and deli inventories are valued on the first-in, first-out (FIFO) method. If the FIFO method were used entirely, inventories would have been $79,221 and $60,246 greater in 1994 and 1993, respectively. In 1994, the LIFO reserve was increased by $2.6 million as a result of the termination of meat, produce and deli LIFO pools.

Statements of Cash Flows
The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Cash paid during the years 1994, 1993 and 1992 was as follows:

                                           1994          1993          1992
Interest (net of amounts capitalized)  $ 86,645      $ 67,319      $ 44,728
Income taxes                             60,005        53,288       125,634

Capital lease obligations of $36,140, $62,760 and $59,148 were incurred in 1994, 1993 and 1992, respectively. Capital lease retirements of $21,012, $1,653 and $2,709 were recorded in 1994, 1993 and 1992, respectively.

The Company acquired new equipment totaling $32 and $3,528 for 1994 and 1993, respectively, which was financed with capital leases.


















Notes to Financial Statements
(Dollars in thousands except per share amounts)

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

Earnings Per Share
Earnings per share are based on the weighted average number of shares outstanding.


2.  Property

Property consists of the following:
                                               1994          1993
Land and improvements                    $  185,403    $  172,980
Buildings                                   393,012       382,186
Furniture, fixtures and equipment           947,126       907,640
Vehicles                                     95,198        90,518
Leasehold improvements                      107,392        85,698
Construction in progress (estimated
  costs to complete and equip at
  December 31, 1994 are $34.5 million)       32,501        26,322
                                          1,760,632     1,665,344

Less accumulated depreciation               676,930       573,135
                                          1,083,702     1,092,209
Property under capital leases
  (less accumulated depreciation
  of $67,869 and $55,987 for 1994
  and 1993, respectively)                   272,971       272,002
                                         $1,356,673    $1,364,211


Property is recorded net of provisions totaling $80.2 million and $87.1 million for 1994 and 1993, respectively, to reflect the realizable value of properties that are held for sale as part of the Company's 1994 store closing program (Note
13).
3.  Accrued Expenses
Accrued expenses consist of the following:
                                                     1994             1993
Employee profit sharing                          $ 77,572         $ 62,241
Payroll                                            34,922           42,253
Provision for store closings
  (Note 13)                                        27,310           28,305
Self insurance                                     51,006           37,825
Other                                             107,214           70,563
                                                 $298,024         $241,187

4.  Employee Benefit Plan

The Company has a noncontributory profit sharing plan covering all employees. The plan provides benefits to participants upon death, retirement or termination of employment with the Company. Contributions to the profit sharing plan are determined by the Company's Board of Directors.

Profit sharing expense totaled $77.6 million in 1994, $62.2 million in 1993 and $82.2 million in 1992.


5.  Long-Term Debt
Long-term debt consists of the following:
                                                     1994             1993
Senior note agreement, due from 1998
to 2003. Interest ranges from 6.97%
to 8.00%.                                                         $214,000

Medium term notes, due from 1999 to
2006. Interest ranges from 8.32%
to 8.73%.                                        $150,300          150,300

Note purchase agreements, due 1998.
  Interest is at 10.21%.                           50,000           50,000

Note purchase agreements, due 1997.
  Interest is at 8.25%.                            40,000           40,000

Convertible subordinated debentures, due 2003.
Interest is at 5%. The debentures are convertible
at any time into shares of the Company's Class A
non-voting common stock at a conversion price of
$7.90 per share, subject to adjustment under
certain circumstances.                            115,000          115,000

Other                                                  25              233
                                                  355,325          569,533

Less current portion                                   25              183
                                                 $355,300         $569,350

During the fourth quarter of 1994, the Senior note agreement totaling $214.0 million was prepaid with no prepayment penalty.

At December 31, 1994 property with a net book value of approximately $23.9 million was pledged as collateral for long-term debt.

At December 31, 1994 and January 1, 1994 the Company estimated that the market value of its long-term debt was approximately $344.4 million and $610.0 million, respectively. The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

Approximate maturities of long-term debt in the years 1995 through 1999 are $0.03, $0, $40.0, $50.0 and $27.0 million.


6.  Credit Arrangements

The Company maintains a revolving credit facility with a syndicate of commercial banks providing $350.0 million in committed lines of credit. This facility will expire in November, 1999. There were no borrowings outstanding at December 31, 1994.

Additionally, the Company had other committed short-term lines of credit with banks totaling $30.5 million of which no borrowings were outstanding at December 31, 1994.

The Company has a $250.0 million commercial paper program, of which no borrowings were outstanding at December 31, 1994 and January 1, 1994.

In addition, the Company has periodic short-term borrowings under informal arrangements. Outstanding borrowings under these arrangements were $20.0 million at December 31, 1994 at an average interest rate of 6.05% and $10.0 million at January 1, 1994 at an average interest rate of 3.50%.







Notes to Financial Statements
(Dollars in thousands except per share amounts)

7.  Leases

The Company's stores operate principally in leased premises. Lease terms generally range from ten to twenty-five years with renewal options ranging from ten to twenty years. The following schedule shows future minimum lease payments under capital leases, together with the present value of net minimum lease payments, and operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1994.

                                         Capital        Operating
                                         Leases          Leases
1995                                 $    52,221       $  108,736
1996                                      52,169          108,384
1997                                      51,866          107,927
1998                                      51,818          107,987
1999                                      50,771          107,685
Thereafter                               592,147          993,945
  Total minimum payments                 850,992       $1,534,664
Less estimated executory
  costs                                  108,352
Net minimum lease payments               742,640
Less amount representing
  interest                               428,555
Present value of net minimum
  lease payments                       $ 314,085

Minimum payments have not been reduced by minimum sublease rentals of $5.4 million due in the future under noncancelable subleases or the remaining rent payments on leased stores that have been closed.

Total rent expense for operating leases, excluding those with terms of one year or less that were not renewed, is as follows:

                                         1994         1993        1992
Minimum rents                        $113,606     $102,390    $ 93,034

Contingent rents,
  based on sales                          490          608         727
                                     $114,096     $102,998     $93,761

In addition, the Company has signed lease agreements for additional store facilities, the construction of which was not complete at December 31, 1994. The leases expire on various dates extending to 2019 with renewal options generally ranging from ten to twenty years. Total future minimum rents under these agreements are approximately $216.0 million.







8.  Income Taxes

Provisions for income taxes for 1994, 1993 and 1992 consist of the following:

                                       Current        Deferred        Total
1994
  Federal                             $ 86,400        $( 3,200)     $ 83,200
  State                                 17,200         (   600)       16,600
                                      $103,600        $( 3,800)     $ 99,800
1993
  Federal                             $ 48,400        $(46,300)     $  2,100
  State                                  9,600         ( 9,200)          400
                                      $ 58,000        $(55,500)     $  2,500
1992
  Federal                             $ 84,200        $  9,700      $ 93,900
  State                                 17,300           1,400        18,700
                                      $101,500        $ 11,100      $112,600

The Company's effective tax rate varied from the federal statutory rate as follows:
                                          1994           1993          1992
Federal statutory rate                    35.0%          35.0%         34.0%
State income taxes, net of
  federal tax benefit                      4.3            4.1           4.4
Other                                      0.2            0.3           0.3
                                          39.5%          39.4%         38.7%

Deferred income tax expense relates to the following:

                                          1994           1993          1992
Excess tax depreciation              $  11,409      $  18,438     $  19,824
Excess interest and amortization
  over rent on capital leases          ( 3,229)      (  3,537)      ( 2,819)
Inventory capitalization                    94       (    283)      (   489)
Provision for store closings             5,080       ( 66,870)
Accrued expenses                       (12,507)      ( 14,879)      (18,994)
Other                                  ( 4,647)        11,631        13,578
                                     $ ( 3,800)     $( 55,500)    $  11,100

The components of deferred income tax assets and liabilities at December 31, 1994 and January 1, 1994 are as follows:
                                                         1994          1993
Current assets:
   Inventories                                      $  15,800     $  11,141
   Accrued expenses                                    31,512        20,327
   Provision for store closings                         6,776         9,217
Total current assets included in prepaid
  expenses and other                                   54,088        40,685

Noncurrent assets/(liability):
   Depreciation                                      (117,086)     (107,523)
   Leases                                              15,882        13,283
   Provision for store closings                        55,014        57,653
Total noncurrent liability                           ( 46,190)     ( 36,587)

Net deferred taxes                                  $   7,898     $   4,098






Notes to Financial Statements
(Dollars in thousands except per share amounts)

9. Other Liabilities

 Other liabilities consist of the following:
                                                   1994            1993

Present value of remaining rent payments
 on leased stores closed
 (Note 13)                                      $50,034         $55,100

Other                                             9,344           7,589
                                                 59,378          62,689
Less current portion                              3,293           3,880
                                                $56,085         $58,809

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

Transactions in stock options are summarized as follows:

                                   Shares
                                   Under
                                   Option                Price Per Share
Outstanding at 1991               803,654                 $3.75 - 15.83
Granted                           117,425                  8.25 - 17.58
Exercised                      (   92,675)                 3.75 -  8.58
Cancelled                      (  129,193)                 4.71 - 16.67
Outstanding at 1992               699,211                 $6.09 - 17.58
Granted                         2,842,325                  5.25 - 11.25
Exercised                      (    9,826)                 6.09 -  8.33
Cancelled                      (  207,190)                 5.25 - 16.17
Outstanding at 1993             3,324,520                 $5.25 - 17.58
Granted                           187,650                  5.25 -  6.38
Exercised                      (    9,270)                 5.25 -  6.17
Cancelled                      (  493,970)                 5.25 - 15.83
Outstanding at 1994             3,008,930                 $5.25 - 17.58


On December 31, 1994, options for the purchase of 2,567,480 shares of Class A common stock were exercisable and 2,354,800 shares of Class A common stock were available for future grants.







11. Common Stock

On December 31, 1994, approximately 23.5% and 14.7% of the Class A non-voting common stock and 23.8% and 26.5% of the Class B voting common stock were held, respectively, by Etablissements Delhaize Freres et Cie "Le Lion" S.A. ("Delhaize") and Delhaize the Lion America, Inc., a wholly owned subsidiary of Delhaize ("Detla"). In the aggregate, Delhaize and Detla owned approximately 50.3% of the Class B voting common stock and 44.2% of the combined common stock as of December 31, 1994.

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


12.  Interest Expense

Interest expense consists of the following:
                                             1994        1993         1992
Interest on capital leases                $38,511     $34,905      $28,457
Other interest (net of $1.0, $4.6
  and $9.5 million capitalized in
  1994, 1993, and 1992, respectively.)     48,053      37,438       20,600
                                          $86,564     $72,343      $49,057


13.  Store Closing Charge

On January 7, 1994, Food Lion announced plans to close 88 unprofitable store locations in 1994. During the first six months of 1994, the Company closed 84 of these stores (a decision was made in early 1994 to keep four stores open). In 1993, the Company established a pre-tax charge against 1993 earnings of $170.5 million (after tax $104 million, or 22 cents per share) to cover management's best estimate of the costs associated with the store closings. During 1994, the Company charged $13.0 million against the provision related primarily to the payment of remaining rent obligations on leased stores, disposition of store inventory and the disposition of property. As efforts to dispose store properties continue, the Company will monitor the provision and adjust it accordingly. (See Notes 2, 3 and 9 for related information).






Report of Independent Accountants

To the Shareholders of Food Lion, Inc.:
We have audited the accompanying balance sheets of Food Lion, Inc., as of December 31, 1994 and January 1, 1994 and the related statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Food Lion, Inc., as of December 31, 1994 and January 1, 1994 and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.




Coopers & Lybrand L.L.P.
Charlotte, North Carolina
February 8, 1995









                               Results by Quarter

(Dollars in thousands except        First      Second       Third      Fourth
per share amounts)             (12 Weeks)  (12 Weeks)  (12 Weeks) *(16 Weeks)

1994
Net sales                      $1,804,022  $1,821,905  $1,849,806  $2,456,859
Gross profit                      363,210     369,800     375,411     500,478
Net income                         31,156      34,800      36,553      50,389
Earnings per share                    .06         .07         .08         .11

1993
Net sales                      $1,656,825  $1,749,923  $1,807,374  $2,395,695
Gross profit                      316,075     343,836     361,058     467,574
Net income                         21,918      30,693      24,686   (  73,445)
Earnings per share                    .05         .06         .05   (     .15)


*NOTE: As a result of the store closing charge, net income decreased $104 million (or 22 cents per share) in the fourth quarter of 1993.

                          Market Price of Common Stock
                                    Years Ended
               December 31, 1994                      January 1, 1994
             Class A         Class B             Class A          Class B
Quarter     High     Low    High     Low        High     Low      High    Low
First      7 1/8   5 1/2   7 1/4   5 3/4       8         6 5/8   8 1/4  6 5/8
Second     6 1/4   5 1/2   6 3/8   5 3/4       7  1/4    5 7/8   7 1/8  5 3/4
Third      6 3/8   5 1/2   6 5/8   5 9/16      7         5 1/4   7      5 3/8
Fourth     6       5 1/8   6       5 1/8       6 11/16   5 1/4   6 7/8  5 3/8

The Company's Class A and the Class B common stock trades on The Nasdaq Stock Market under the symbol: FDLNA and FDLNB, respectively. Price quotations are reported in the Nasdaq National Market System. The closing market prices per share for the Class A and Class B common stock at December 31, 1994 were $5.125 compared with $6.50 and $6.625, for Class A and Class B common stock, respectively, at January 1, 1994. The over-the-counter quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. On February 6, 1995, there were 33,008 holders of record of Class A common stock and 19,517 holders of record of Class B common stock. The closing market prices per share for the Class A and the Class B common stock at February 6, 1995 were $5.375.

                  Dividends Declared Per Share of Common Stock

                                     Years Ended
                   December 31, 1994                      January 1, 1994
Quarter          Class A        Class B               Class A        Class B
First             $.0220         $.0215               $.0220          $.0215
Second             .0220          .0215                .0220           .0215
Third              .0231          .0226                .0220           .0215
Fourth             .0231          .0226                .0220           .0215
Total             $.0902         $.0882               $.0880          $.0860





Results of Operations

Sales
     Sales for the 52 weeks ended December 31, 1994 were $7.9 billion, compared with $7.6 billion in 1993 and $7.2 billion in 1992 (53 weeks), representing annual increases of 4.2%, 5.8% and 11.8%, respectively. Same store sales, sales for stores open in comparable periods, increased 3.3% in 1994 compared with decreases of 2.6% in 1993 and .4% in 1992. In 1994, same store sales increased 3.0%, 2.8%, 3.2% and 4.2%, respectively, for the first, second, third and fourth quarters.

     The Company's business plan for 1994 included the closing of 84 underperforming stores in the first two quarters of 1994, resulting in 1,039 stores operating at the end of the fiscal year compared with 1,096 stores last year. The Company opened 30 new stores in 1994 (three of these replacing older stores) and renovated 65 existing stores.

     The sales performance for 1994 was particularly positive in light of the Company's closing of underperforming stores. The Company initiated several new programs during fiscal 1994 to better meet the specific needs of our customers. The Company reorganized management responsibilities into three operating divisions, Northern, Central and Southern, in an effort to better serve customers by regionalizing merchandising and marketing functions. In the third quarter of 1994, the Company kicked off its Gold Lion Guarantee initiative, the communication of Food Lion's commitment to customers to provide quality, service, cleanliness, and friendliness in addition to a continued commitment to Extra Low Prices. This strategy has been highlighted by new television, radio and print advertisements and a new store signage program. In the fourth quarter of 1994, the Company began enrolling customers in the MVP Customer program, which is available to all customers and will provide discounts up to 20% on selected products when customers present their MVP card at the cash register.

     The 1995 business plan includes opening 50 new stores and renovating 120 existing stores, which includes adding deli/bakeries and additional square footage to most of these stores. The Company is committed to a growth strategy which includes opening new stores and strengthening existing stores through an aggressive store renovation program to maintain a competitive edge in existing markets. The sales results from the 1994 renovations have been impressive, and the Company's plan for 120 renovations in 1995 will add additional square footage as well as strengthen sales increases in renovated units. Food Lion's strategy is flexible, and the Company will continue to listen to its customers and revise its strategy accordingly in an effort to provide Extra Low Prices And More for its customers.


Gross Profit
     Gross profit was 20.28% of sales in 1994, as compared with 19.56% in 1993 and 19.96% in 1992. Gross profit increased by 0.72% of sales in 1994 as the Company's continuing commitment to providing quality, freshness and cleanliness contributed to increases in both the number of customers and items purchased per customer in the higher margin departments of meat, perishable and deli. The Company's promotional activity for 1994, although somewhat greater than historical levels, decreased from 1993 levels and became more focused to target specific geographic areas in an effort to increase sales and profits. Additionally, as a part of the reorganization of the Company's operating structure in 1994, the Company began implementing a category management system designed to maximize gross profits through increased efficiencies in purchasing and pricing.

     The LIFO charge, as a percent of sales, reduced gross profit by 0.21% in 1994, 0.14% in 1993 and increased gross profit by 0.01% in 1992, resulting in FIFO gross profits of 20.49%, 19.70% and 19.95%, respectively for 1994 and the two prior years.

     The decline in gross profits in 1993 and 1992, as compared to previous years, was due in part to increased promotional activity (featured special pricing on certain products, double couponing, etc.)designed to increase customer traffic and sales, and a change in the sales mix with lower sales in high margin departments such as meat and deli.


Selling and Administrative Expenses
     Selling and administrative expenses as a percentage of sales were 14.24%, 14.41% and 13.56% in 1994, 1993, and 1992, respectively. The
1994 decrease of 0.17% of sales was the result of improved store operating costs such as rent, utilities and other miscellaneous expenses due in part to the closing of 84 underperforming stores in 1994 as well as lower costs due to opening 30 new stores in 1994 compared with 100 new stores in 1993. Increases in employee benefit costs and self insurance expenses partially offset the lower operating costs in 1994.

     The Company continued marketing strategies that it began in 1993 focusing on enhancing the Company's image. During the year, the Company kicked off the Gold Lion Guarantee initiative, which communicates the Company's commitment to quality, freshness, cleanliness, service and friendliness, through advertising using the theme Extra Low Prices and More. The Company believes the Gold Lion Guarantee and other programs such as the MVP Customer Card, described above under "Sales", will enhance the Company's service to its customers and help position the Company for continued success in the future.
Food Lion's 1994 and 1995 business plan reflected the Company's commitment to maintaining its existing store base as 65 store renovations were completed in 1994 compared with 30 in 1993. In 1995, the Company plans to complete 120 renovations to existing stores. Store renovations negatively impact the Company's operating expenses such as rent and utilities, but add value to customers as seen by sales increases experienced in renovated stores (average sales increases of more than 10% after renovation). The Company plans to continue an aggressive renovation program to maintain a quality shopping environment for customers in all Food Lion stores.

     The Company continues to incur increased advertising, legal and public relations costs to strengthen customer relations and to combat efforts by the United Food and Commercial Workers Union International's "Corporate Campaign" to discredit and damage Food Lion's credibility. The Company expects such costs to continue in 1995.

     Expenses in 1993 were affected by a third quarter settlement of all outstanding claims by the U.S. Department of Labor ("DOL") brought under the Fair Labor Standards Act. Under the settlement, the Company agreed to pay $16.2 million. The Company had previously established provisions to cover potential costs associated with the DOL investigation, which limited the actual impact on 1993 selling and administrative expenses and pre-tax 1993 earnings to $8.2 million.

     Although the Company anticipates some continued pressure on expenses to implement its 1995 business plan and enhance customer satisfaction, Food Lion expects expenses as a percentage of sales to decrease slightly in 1995.




Interest Expense
     Interest expense was 1.09% of sales in 1994 compared with 0.95% in 1993 and 0.68% in 1992. Interest expense increased in 1994 due to the amortization of rent obligations on the 1994 store closings and lower capitalized interest as a result of less construction (during 1994, eight company-owned stores were constructed compared with 31 company- owned stores in 1993 and 61 company-owned stores and a perishable distribution center in 1992). The year-to-year comparison was also affected by higher interest rates on long-term financing obtained during the second quarter of 1993 that replaced short-term borrowings outstanding.

     Interest expense increased during fiscal 1993 over the fiscal year 1992 level due to a decrease in interest capitalized as a result of less construction. The construction of company-owned stores was a continuation of the decision in 1991 to build and own stores in markets where leasing was not economically advantageous due to depressed real estate conditions.

     During 1995, the Company expects interest expense to decrease due to its prepayment of the $214.0 million note agreement and the fact that it does not anticipate additional long-term borrowings.


Depreciation Expense
     Depreciation expense as a percentage of sales was 1.76% in 1994, 1.88% in 1993 and 1.69% in 1992. Depreciation decreased as a percentage of sales in 1994 as a result of closing 84 underperforming stores and a decrease in the number of stores opened. During 1994, the Company constructed and equipped eight stores, equipped 22 leased stores, renovated 65 existing stores and began construction to expand its Greencastle, Pennsylvania distribution center. During 1993, the Company constructed and equipped 31 stores, equipped 69 leased stores and renovated 30 existing stores. In 1992, the Company completed a new perishable distribution center in Salisbury, North Carolina, constructed and equipped 61 stores and equipped 79 leased stores.

     The Company will finance the majority of its store growth in 1995 with conventional lease arrangements, but will continue to build and own stores in market areas where leasing is not economically advantageous. The Company expects depreciation to decrease as a percentage of sales in 1995 primarily as a result of the 84 store closings in 1994.


Store Closing Charge
     During the first two quarters of 1994, the Company closed 84 underperforming stores as part of its 1994 and 1995 business plan. The Company established a pre-tax charge against 1993 earnings of $170.5 million (approximately $104 million after tax) to cover management's best estimate of the costs associated with closing these stores. These costs include provisions against store assets to reflect estimated realizable values ($87.1 million), the unrealizable portion of the present value of remaining rent payments on leased stores ($55.1 million), and other costs associated with the store closings such as legal expenses and relocation expenses ($28.3 million). As of the end of 1994, the Company had charged $13.0 million against the provision, primarily as a result of the payment of remaining rent obligations on leased stores and disposition of store inventory and property.



     The Company recorded approximately $30 million in annual pre-tax losses in 1993 attributable to these stores that will not recur in future years. The Company will not realize the total annual benefit of these store closings until 1995. At the end of 1994, the Company was early in the process of efforts to dispose or sublease these store properties but is encouraged by initial interest in properties and is optimistic about successful disposition or subleasing of most of the units involved. As a result, the Company has not further adjusted the realizable value of the properties at this time. The Company will continue to monitor and evaluate the provision to make necessary adjustments.

LIFO
     In 1994, the LIFO reserve increased $16.3 million, as compared to an increase of $10.8 million in 1993 and a decrease of $.9 million in 1992. During 1994, inflationary coffee costs were a large part of the LIFO reserve increase. During 1993, the Company experienced cost increases on certain products resulting primarily from inclement weather in the spring and summer of 1993. Food Lion experienced deflation in food costs in 1992.


Income Taxes
     The provision for income taxes was $99.8 million in 1994, $2.5 million in 1993 and $112.6 million in 1992. The decrease in 1993 resulted from a decrease in earnings primarily as a result of the store closing charge discussed above. The Company's effective tax rate was 39.5% in 1994 compared with 39.4% in 1993 and 38.7% in 1992. The increase in the effective tax rate in 1993 is the result of the Omnibus Budget Reconciliation Act of 1993, which increased the federal income tax rate by 1% retroactive to the beginning of 1993. Assuming there are no additional federal or state income tax rate increases, Food Lion expects the effective rate for 1995 and forward to be 39.5%.


Liquidity and Capital Resources
     Cash provided by operating activities increased to $393.1 million in 1994 compared with $268.2 million in 1993 and $224.7 million in 1992. The increase in 1994 was due to improved earnings, lower inventories achieved by continued improvement in inventory management techniques such as just-in-time inventory and the closing of underperforming stores in early 1994. Accounts payable, accrued expenses and income taxes payable increases also contributed to the increase in cash provided by operating activities in 1994.

     Cash capital expenditures decreased to $117.3 million in 1994, compared with $159.9 million in 1993 and $402.3 million in 1992. During 1994, the Company equipped a total of 30 new stores, constructed eight company-owned stores, completed 65 store renovations and began construction of an expansion of its Greencastle, Pennsylvania distribution center. In comparison, the Company equipped 100 new stores, constructed 31 stores, and renovated 30 stores in 1993 and equipped 140 stores, constructed 61 stores, completed construction of a new perishable distribution center and renovated a number of existing stores in 1992.

     As a result of 87 total store closings (three of these offset by new stores) and 30 new store openings in 1994, total stores decreased from 1,096 to 1,039. The total distribution space owned by the Company increased to 10.0 million square feet compared with 9.5 million in 1993 and 8.9 million in 1992.




     In 1995, Food Lion plans to move forward with its two-track growth plan, which focuses on a combination of renovations and new store openings. The Company expects to open a total of 50 new stores and to renovate an additional 120 stores in 1995. The majority of the new stores will be opened under conventional leasing arrangements and, as a result, the impact on liquidity of owning stores will be insignificant in 1995. Cash capital expenditures currently estimated for 1995 include approximately $54 million to construct new stores and $49 million to equip new and renovated stores, $5 million for additional land costs and approximately $15 million to expand an existing distribution center.

     Cash capital expenditures for 1995 will be financed through funds generated from operations, existing bank and credit lines, and other debt, if necessary. The Company will consider the possibility of sale-leaseback transactions on certain free-standing, company-owned stores in the future if advantageous opportunities are presented by potential lessors.


Debt
     During the fourth quarter of 1994, the Company pre-paid three series of senior unsecured notes totaling $214.0 million which were due from 1998 to 2003 at interest rates ranging from 6.97% to 8.00%.

     Additionally, in the fourth quarter of 1994, the Company completed a revolving credit facility with a syndicate of commercial banks providing $350.0 million in committed lines of credit. This facility will expire in November, 1999. There were no borrowings against these lines at December 31, 1994.

     In 1993, the Company sold $115.0 million of 5% convertible subordinated debentures due 2003. The debentures are convertible into shares of the Company's Class A non-voting stock at $7.90 per share.

     The Company also maintains additional committed lines of credit totaling $30.5 million. These lines of credit are available when needed. The Company is not required to maintain compensating balances related to these lines of credit and borrowings may occur periodically. The Company had no borrowings outstanding under these lines at December 31, 1994.

     The Company has a $250.0 million commercial paper program which is outlined in the table below.



                 Commercial Paper Program
                   (Dollars in millions)
                                        1994      1993       1992
Outstanding borrowings at year end     $   0     $   0     $173.3
Average borrowings                         0      51.6       50.4
Maximum amount outstanding                 0     183.0      173.3
Daily weighted average interest rate     N/A      3.39%      3.54%


     Finally, the Company has periodic short-term borrowings under informal credit arrangements which are available to the Company at the discretion of the lender (see table below):


                     Informal Credit Arrangements
                         (Dollars in millions)

                                        1994      1993       1992

Outstanding borrowings at year end     $20.0    $ 10.0     $171.0
Average borrowings                       2.4      59.0       87.6
Maximum amount outstanding              20.0     203.6      206.0
Daily weighted average interest rate    5.62%     3.56%      3.84%


Impact of Inflation
     The inflation rate for food prices in 1994 of 3.5% was above the overall increase in the Consumer Price Index of 2.7% for the year. Inventory and labor, the Company's primary costs, increase with inflation and, where possible, will be recovered through operating efficiencies and gross profits.