Form 10-K405, Exhibit 13
period 1995-12-30
FOOD LION INC
filed 1996-03-27
CIK 37912

Five Year Summary of Operations
(Dollars in thousands                 1995          1994           1993
except per share amounts)
 1.  Net sales                     $8,210,884     7,932,592      7,609,817
 2.  Income before taxes           $  283,061       252,698          6,352
 3.  Net income                    $  172,361       152,898          3,852
 4.  Current assets                $1,152,413     1,128,686      1,139,472
 5.  Non-current assets            $1,492,852     1,353,255      1,364,211
 6.  Total assets                  $2,645,265     2,481,941      2,503,683
 7.  Current liabilities           $  698,695       690,062        619,271
 8.  Long-term debt                $  355,300       355,300        569,350
 9.  Capital lease obligations,
     deferred taxes and other
     liabilities                   $  488,760       409,226        397,508
10.  Shareholders' equity          $1,102,510     1,027,353        917,554
11.  Cash dividends
       Class A                     $   23,621        22,021         21,483
       Class B                     $   22,672        21,131         20,603
12.  Depreciation                  $  146,170       139,834        143,042
13.  Number of stores
     opened (net)                  #       34           (57)            84
14.  Number of stores open         #    1,073         1,039          1,096
15.  Total store square
     footage (000)                 #   30,056        27,335         28,950
16.  Number of employees           #   69,345        64,840         65,494
17.  Weighted average shares
     outstanding (000)             #  481,154       483,708        483,701
18.  Number of Deli/Bakery stores  #      733           575            553
19.  Earnings per share (a)        $      .36           .32            .01
20.  Dividends per share (a)       $     .096          .089           .087
21.  Book value per share (a)      $     2.29          2.12           1.90
22.  Asset turnover                x     3.20          3.18           3.03
23.  Return on sales               %     2.10          1.93            .05
24.  Return on assets              %     6.72          6.13            .15
25.  Return on equity              %    16.18         15.72            .41
26.  Equity ratio                  %    41.68         41.39          36.65
27.  Return on investment          %    17.31         16.69           5.68
28.  Current ratio                 x     1.65          1.64           1.84
29.  Recapitalization and
     stock splits






(Dollars in thousands                  1992            1991
except per share amounts)           (53 Weeks)
 1.  Net sales                      $7,195,923       6,438,507
 2.  Income before taxes            $  290,605         340,671
 3.  Net income                     $  178,005         205,171
 4.  Current assets                 $1,148,725         983,370
 5.  Non-current assets             $1,372,767       1,035,922
 6.  Total assets                   $2,521,492       2,019,292
 7.  Current liabilities            $  986,274         676,768
 8.  Long-term debt                 $  240,537         240,810
 9.  Capital lease obligations,
     deferred taxes and other
     liabilities                    $  338,962         270,659
10.  Shareholders' equity           $  955,719         831,055
11.  Cash dividends
       Class A                      $   27,355          24,393
       Class B                      $   26,457          23,638
12.  Depreciation                   $  121,616         104,614
13.  Number of stores
     opened (net)                   #      131             103
14.  Number of stores open          #    1,012             881
15.  Total store square
     footage (000)                  #   26,428          22,480
16.  Number of employees            #   59,721          53,583
17.  Weighted average shares
     outstanding (000)              #  483,663         483,516
18.  Number of Deli/Bakery stores   #      446             279
19.  Earnings per share (a)         $      .37             .42
20.  Dividends per share (a)        $     .111            .099
21.  Book value per share (a)       $     1.98            1.72
22.  Asset turnover                 $     3.17            3.58
23.  Return on sales                $     2.47            3.19
24.  Return on assets               $     7.84           11.40
25.  Return on equity               $    19.92           27.28
26.  Equity ratio                   $    37.90           41.16
27.  Return on investment           $    20.02           26.09
28.  Current ratio                  $     1.16            1.45
29.  Recapitalization and
     stock splits                      3 for 2



Notes to Five Year Summary of Operations

(a) Amounts are based upon the weighted average number of the Class A and Class B common shares outstanding.


DEFINITIONS
Line
13. Number of stores opened (net) - Number of stores opened less stores closed during the year.
14.  Number of stores open - Number of stores operating at year-end.
16. Number of employees - Number of full-time and part-time employees at year-end.
17. Weighted average shares outstanding - Weighted average shares outstanding have been restated to reflect the stock split in 1992.
18. Number of Deli/Bakery stores - Number of stores with Deli/Bakery at year-end.
19.  Earnings per share - Net income per common share (line 3 , line 17).
20.  Dividends per share - Cash dividends per common share (line 11 , line
     17).
21. Book value per share - Book value of shareholders' equity per common share (line 10 , line 17).
22. Asset turnover - The ratio of sales per dollar of assets employed during the year. It is calculated by dividing sales by the average total assets (line 1 , line 6).
23. Return on sales - The percentage of net income earned on each dollar of sales (line 3 , line 1).
24. Return on assets - The percentage of net income earned on average total assets (line 3 , line 6).
25. Return on equity - The percentage of net income earned on average shareholders' equity (line 3 , line 10).
26. Equity ratio - Shows the share of total assets of the business owned by the shareholders as opposed to outside sources. It is calculated by dividing year-end shareholders' equity by year-end total assets
     (line 10 , line 6).
27. Return on investment - The percentage of net income, excluding interest expense, to invested capital. ([line 3 + interest] , [average line 8 + average line 10]).
28.  Current ratio - The ratio of current assets to current liabilities
     (line 4 , line 7).




Statements of Income

                                              Years Ended

                          December 30,        December 31,         January 1,
(Dollars in thousands             1995                1994               1994
except per share amounts)
Net sales                   $8,210,884          $7,932,592         $7,609,817
Cost of goods sold           6,516,637           6,323,693          6,121,274
     Gross profit            1,694,247           1,608,899          1,488,543
Selling and administrative
  expenses                   1,191,532           1,129,803          1,096,306
Interest expense                73,484              86,564             72,343
Depreciation                   146,170             139,834            143,042
Store closing charge
            (Note 13)                                                 170,500
                             1,411,186           1,356,201          1,482,191

     Income before
     income taxes              283,061             252,698              6,352

Provision for income taxes     110,700              99,800              2,500

     Net income             $  172,361          $  152,898         $    3,852

Earnings per share          $      .36          $      .32         $      .01


(Results as a percentage
of sales)

Net sales                       100.00%             100.00%            100.00%
Cost of goods sold               79.37               79.72              80.44
     Gross profit                20.63               20.28              19.56

Selling and administrative
  expenses                       14.51               14.24              14.41
Interest expense                  0.89                1.09               0.95
Depreciation                      1.78                1.76               1.88
Store closing charge
            (Note 13)                                                    2.24
                                 17.18               17.09              19.48

     Income before
     income taxes                 3.45                3.19               0.08

Provision for income taxes        1.35                1.26               0.03

     Net income                   2.10%               1.93%              0.05%



The accompanying notes are an integral part of the financial statements.




Balance Sheets
                                             December 30,      December 31,
(Dollars in thousands                               1995              1994
except per share amounts)
Assets

Current assets:
  Cash and cash equivalents                    $   70,035        $   66,869
  Receivables                                     127,995           140,628
  Inventories                                     881,021           853,284
  Prepaid expenses and other                       73,362            67,905
       Total current assets                     1,152,413         1,128,686

Property, at cost, less accumulated
  depreciation                                  1,492,852         1,353,255

Total assets                                   $2,645,265        $2,481,941

Liabilities and Shareholders' Equity

Current liabilities:
  Notes payable                                                     $   20,000
  Accounts payable, trade                         $  363,571           344,595
  Accrued expenses                                   316,569           290,858
  Long-term debt - current                                                  25
  Capital lease obligations - current                 15,032             9,122
  Other liabilities - current                          3,523             3,293
  Income taxes payable                                                  22,169
       Total current liabilities                     698,695           690,062
Long-term debt                                       355,300           355,300
Capital lease obligations                            372,645           304,963
Deferred income taxes                                 44,120            46,190
Deferred compensation                                    726               668
Other liabilities                                     71,269            57,405
       Total liabilities                           1,542,755         1,454,588

Shareholders' equity:
  Class A non-voting common stock,
    $.50 par value; authorized 1,500,000,000
    shares; issued and outstanding 238,509,000
    shares-December 30, 1995 and
    244,142,000 shares-December 31, 1994            119,255            122,071
  Class B voting common stock, $.50
    par value; authorized 1,500,000,000 shares;
    issued and outstanding 236,625,000 shares-
    December 30, 1995 and 239,571,000 shares-
    December 31, 1994                               118,313            119,786

  Additional capital                                                       337
  Retained earnings                                 864,942            785,159
     Total shareholders' equity                   1,102,510          1,027,353
           Total liabilities and
           shareholders' equity                  $2,645,265         $2,481,941




The accompanying notes are an integral part of the financial statements.




Statements of Cash Flows
                                             December 30,        December 31,
                                                 1995                1994
(Dollars in thousands)
Cash flows from operating activities
  Net income                                     $172,361            $152,898
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Depreciation                                 146,170             139,834
     (Gain) loss on disposals of property       (   1,995)          (     228)
     Store closing charge (Note 13)
     Deferred income taxes                          2,000           (   3,800)
     Changes in operating assets
     and liabilities:
      Receivables                                  12,633           (  30,676)
      Inventories                               (  27,737)             75,854
      Prepaid expenses and other                (   9,527)          (     186)
      Accounts payable and accrued expenses        44,687              46,035
      Income taxes payable                      (  22,169)             12,062
      Deferred compensation                            58                  97
      Other liabilities                            14,094           (   1,991)

        Total adjustments                         158,214             237,001

        Net cash provided by operating
          activities                              330,575             389,899

Cash flows from investing activities
  Proceeds from sale of property                   20,806               5,254
  Capital expenditures                          ( 219,905)          ( 117,312)
         Net cash used in investing
           activities                           ( 199,099)          ( 112,058)

Cash flows from financing activities
  Net proceeds (payments) under short-term
   borrowings                                   (  20,000)              9,993
  Principal payments under capital
   lease obligations                            (  11,081)          (   9,724)
  Principal payments on long-term debt          (      25)          ( 214,208)
  Proceeds from issuance of common stock               39                  53
  Proceeds from issuance of long-term debt
  Repurchase of common stock                    (  50,950)
  Dividends paid                                (  46,293)          (  43,152)
          Net cash used in
            financing activities                ( 128,310)          ( 257,038)
Net increase (decrease)in cash and cash
  equivalents                                       3,166              20,803

Cash and cash equivalents at beginning
  of year                                          66,869              46,066

Cash and cash equivalents at end of year         $ 70,035            $ 66,869


The accompanying notes are an integral part of the financial statements





Statements of Cash Flows
                                                       January 1,
                                                             1994
(Dollars in thousands)
Cash flows from operating activities
  Net income                                             $  3,852
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Depreciation                                         143,042
     Loss on disposals of property                            529
     Store closing charge (Note 13)                       170,500
      Deferred income taxes                              ( 55,500)
     Changes in operating assets
     and liabilities:
      Receivables                                        ( 13,965)
      Inventories                                        ( 32,753)
      Prepaid expenses and other                            4,933
      Accounts payable and accrued expenses                38,837
      Income taxes payable                                 10,107
      Deferred compensation                              (  1,153)
      Other liabilities                                  (    241)

         Total adjustments                                264,336

         Net cash provided by operating
           activities                                     268,188

Cash flows from investing activities
  Proceeds from sale of property                            2,382
  Capital expenditures                                   (159,857)

         Net cash used in investing
           activities                                    (157,475)

Cash flows from financing activities
  Net (payments) proceeds under short-term
   borrowings                                            (449,743)
  Principal payments under capital
   lease obligations                                     (  6,730)
  Principal payments on long-term debt                   (    280)
  Proceeds from issuance of common stock                       69
  Proceeds from issuance of long-term debt                329,000
  Purchase of treasury stock
  Dividends paid                                         ( 42,086)
           Net cash used in
             financing activities                        (169,770)

Net (decrease) increase in cash and cash
  equivalents                                            ( 59,057)

Cash and cash equivalents at beginning
  of year                                                 105,123

Cash and cash equivalents at end of year                 $ 46,066

The accompanying notes are an integral part of the financial statements





Statements of Shareholders' Equity

                                             Class A             Class B
(Dollars and shares in thousands           Common Stock        Common Stock
except per share amounts)                Shares   Amount     Shares    Amount


Balances January 2, 1993                244,122  $122,061   239,571  $119,786
  Cash dividends declared:
     Class A - $.0880 per share
     Class B - $.0860 per share
   Sale of stock                             10         5
   Net income

Balances January 1, 1994                244,132   122,066   239,571   119,786
Cash dividends declared:
     Class A - $.0902 per share
     Class B - $.0882 per share
   Sale of stock                             10         5
   Net income

Balances December 31, 1994              244,142   122,071   239,571   119,786
  Cash dividends declared:
     Class A - $.0972 per share
     Class B - $.0948 per share
   Sale of stock                              8         4
   Repurchase of common stock          (  5,641) ( 2,820)  (  2,946) (  1,473)
   Net income
Balances December 30, 1995              238,509  $119,255   236,625  $118,313




The accompanying notes are an integral part of the financial statements


                                      Additional    Retained
                                         Capital    Earnings       Total


Balances January 2, 1993               $   225    $ 713,647  $   955,719
  Cash dividends declared:
     Class A - $.0880 per share                    ( 21,483)  (   21,483)
     Class B - $.0860 per share                    ( 20,603)  (   20,603)
  Sale of Stock                             64                        69
  Net Income                                          3,852        3,852

Balances January 1, 1994                   289      675,413      917,554
  Cash dividends declared:
     Class A - $.0902 per share                    ( 22,021)  (   22,021)
     Class B - $.0882 per share                    ( 21,131)  (   21,131)
  Sale of Stock                             48                        53
  Net Income                                        152,898      152,898

Balances December 31, 1994                 337      785,159    1,027,353
  Cash dividends declared:
     Class A - $.0972 per share                    ( 23,621)  (   23,621)
     Class B - $.0948 per share                    ( 22,672)  (   22,672)
  Sale of stock                             35                        39
  Repurchase of common stock           (   372)    ( 46,285)  (   50,950)
  Net income                                        172,361      172,361
Balances December 30, 1995             $     0     $864,942   $1,102,510





Notes to Financial Statements
(Dollars in thousands except per share amounts)

1.  Summary of Significant Accounting Policies

Fiscal Year
The Company's fiscal year ends on the Saturday nearest to December 31.

Single Industry Segment
The Company engages in one line of business, the operation of general food supermarkets.

Cash and Cash Equivalents
The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Merchandise Inventories
Inventories are stated at the lower of cost or market. Inventories valued using the last-in, first out (LIFO) method comprised approximately 90% and 91% of inventories, in 1995 and 1994, respectively. Meat, produce and deli inventories are valued on the first-in, first-out (FIFO) method. If the FIFO method were used entirely, inventories would have been $94,195 and $79,221 greater in 1995 and 1994, respectively.

Statements of Cash Flows
Selected cash payments and noncash activities were as follows:

                                                   1995       1994       1993
Cash payments for income taxes                 $130,907   $ 60,005   $ 53,288
Cash payments for interest,
   net of amounts capitalized                    70,095     86,645     67,319
Noncash investing and financing activities:
   Capitalized lease obligations for
      store properties incurred                  91,219     36,140     62,760
   Capitalized lease obligations for
      store properties terminated                 9,615     21,012      1,653
   Capitalized lease obligations for
      store equipment purchases                   3,069         32      3,528


Use of Estimates in Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Nature of Operations
The Company operates a chain of retail food supermarkets in fourteen states, principally located in the southeast. As of December 30, 1995, the Company operated 1,073 retail food supermarkets and nine distribution centers. The Company's stores, which are operated under the name of "Food Lion," sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen foods, deli/bakery and non-food items, such as health and beauty aids and other household and personal products.

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

Store Opening and Closing Costs
Costs associated with the opening of new stores are expensed as incurred. When a store is closed the remaining investment in fixed assets, net of expected recovery value, is expensed. For properties under lease agreements, the present value of any remaining liability under the lease is expensed when the closing is determined.

Income Taxes
Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

Earnings Per Share
Earnings per share are based on the weighted average number of shares outstanding.

Reclassification
Certain items in the 1994 financial information have been reclassified for comparative purposes.


2.  Property

Property consists of the following:
                                               1995          1994
Land and improvements                    $  201,622    $  184,817
Buildings                                   409,730       391,704
Furniture, fixtures and equipment         1,034,619       945,602
Vehicles                                     95,965        95,198
Leasehold improvements                      153,279       107,392
Construction in progress (estimated
  costs to complete and equip at
  December 30, 1995 are $43.6 million)       19,658        32,501
                                          1,914,873     1,757,214

Less accumulated depreciation               761,337       676,930
                                          1,153,536     1,080,284
Property under capital leases
  (less accumulated depreciation
  of $79,555 and $67,869 for 1995
  and 1994, respectively)                   339,316       272,971
                                         $1,492,852    $1,353,255


Property is recorded net of provisions totaling $58.2 million and $83.6 million for 1995 and 1994, respectively, to reflect the realizable value of properties that are held for sale as part of the Company's 1994 store closing program (Note
13).

The Financial Accounting Standards Board has issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived
Assets to be Disposed of," effective for fiscal years that begin after December 15, 1995. SFAS No. 121 will be implemented in 1996. The Company does not expect the implementation of SFAS No. 121 to have a material effect on 1996 earnings.


3.  Accrued Expenses
Accrued expenses consist of the following:
                                                     1995             1994
Employee profit sharing                          $ 89,854         $ 77,572
Payroll                                            39,532           34,922
Provision for store closings
  (Note 13)                                        20,413           22,572
Self insurance                                     59,535           51,006
Other                                             107,235          104,786
                                                 $316,569         $290,858

4.  Employee Benefit Plan

The Company has a noncontributory retirement plan covering all employees. The plan provides benefits to participants upon death, retirement or termination of employment with the Company. Contributions to the retirement plan are determined by the Company's Board of Directors. The plan year ends in mid December.

Profit sharing expense totaled $85.3 million in 1995, $73.3 million in 1994 and $58.0 million in 1993.



5.  Long-Term Debt
Long-term debt consists of the following:
                                                     1995             1994
Medium term notes, due from 1999 to
2006. Interest ranges from 8.32%
to 8.73%.                                        $150,300         $150,300

Note purchase agreements, due 1998.
Interest is at 10.21%.                             50,000           50,000

Note purchase agreements, due 1997.
Interest is at 8.25%.                              40,000           40,000

Convertible subordinated debentures, due 2003.
Interest is at 5%. The debentures are convertible
at any time into shares of the Company's Class A
non-voting common stock at a conversion price of
$7.90 per share, subject to adjustment under
certain circumstances.                            115,000          115,000

Other                                                                   25
                                                  355,300          355,325

Less current portion                                                    25
                                                 $355,300         $355,300

At December 30, 1995, no property was pledged as collateral for long-term debt.

At December 30, 1995 and December 31, 1994 the Company estimated that the market value of its long-term debt was approximately $377.2 million and $344.4 million, respectively. The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

Approximate maturities of long-term debt in the years 1996 through 2000 are $0, $40.0, $50.0, $27.0 and $1.0 million, respectively.


6.  Credit Arrangements

The Company maintains a revolving credit facility with a syndicate of commercial banks providing $350.0 million in committed lines of credit. This facility will expire in November, 1999. There were no borrowings outstanding at December 30, 1995.

Additionally, the Company had other committed short-term lines of credit with banks totaling $30.5 million of which no borrowings were outstanding at December 30, 1995.

The Company has a $250.0 million commercial paper program, of which no borrowings were outstanding at December 30, 1995 and December 31, 1994.

In addition, the Company has periodic short-term borrowings under informal arrangements. There were no outstanding borrowings under these arrangements at December 30, 1995 and $20.0 million at December 31, 1994 at an average interest rate of 6.05%.

7.  Leases

The Company's stores operate principally in leased premises. Lease terms generally range from ten to twenty-five years with renewal options ranging from ten to twenty years. The following schedule shows future minimum lease payments under capital leases, together with the present value of net minimum lease payments, and operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 30, 1995.

                                         Capital        Operating
                                         Leases          Leases
1996                                 $    63,594       $  108,895
1997                                      63,356          108,518
1998                                      63,246          108,505
1999                                      62,297          108,178
2000                                      62,246          107,004
Thereafter                               704,855          921,240
  Total minimum payments               1,019,594       $1,462,340
Less estimated executory
  costs                                   98,930
Net minimum lease payments               920,664
Less amount representing
  interest                               532,987
Present value of net minimum
  lease payments                       $ 387,677

Minimum payments have not been reduced by minimum sublease rentals of $13.9 million due in the future under noncancelable subleases or the remaining rent payments on leased stores that have been closed.

Total rent expense for operating leases, excluding those with terms of one year or less that were not renewed, is as follows:

                                         1995         1994        1993
Minimum rents                        $108,457     $113,606    $102,390

Contingent rents,
  based on sales                          457          490         608
                                     $108,914     $114,096    $102,998

In addition, the Company has signed lease agreements for additional store facilities, the construction of which was not complete at December 30, 1995. The leases expire on various dates extending to 2020 with renewal options generally ranging from ten to twenty years. Total future minimum rents under these agreements are approximately $363.1 million.



8.  Income Taxes

Provisions for income taxes for 1995, 1994 and 1993 consist of the following:

                                       Current        Deferred        Total
1995
  Federal                             $ 90,500        $  1,600      $ 92,100
  State                                 18,200             400        18,600
                                      $108,700        $  2,000      $110,700
1994
  Federal                             $ 86,400        $( 3,200)     $ 83,200
  State                                 17,200         (   600)       16,600
                                      $103,600        $( 3,800)     $ 99,800
1993
  Federal                             $ 48,400        $(46,300)     $  2,100
  State                                  9,600         ( 9,200)          400
                                      $ 58,000        $(55,500)     $  2,500

The Company's effective tax rate varied from the federal statutory rate as follows:
                                          1995           1994          1993
Federal statutory rate                    35.0%          35.0%         35.0%
State income taxes, net of
  federal tax benefit                      4.3            4.3           4.1
Other                                    ( 0.2)           0.2           0.3
                                          39.1%          39.5%         39.4%

Deferred income tax expense relates to the following:

                                          1995           1994          1993
Excess tax depreciation              $   2,852      $  11,409     $  18,438
Excess interest and amortization
  over rent on capital leases          ( 3,258)      (  3,229)      ( 3,537)
Inventory capitalization               (   600)            94       (   283)
Provision for store closings            12,237          5,080       (66,870)
Accrued expenses                       ( 2,635)      ( 12,507)      (14,879)
Other                                  ( 6,596)      (  4,647)       11,631
                                     $   2,000      $(  3,800)    $( 55,500)

The components of deferred income tax assets and liabilities at December 30, 1995 and December 31, 1994 are as follows:
                                                         1995          1994
Current assets:
   Inventories                                      $   6,298     $  15,800
   Accrued expenses                                    37,125        31,512
   Provision for store closings                         6,595         6,776
Total current assets included in prepaid
  expenses and other                                   50,018        54,088

Noncurrent assets/(liability):
   Depreciation                                      (112,810)     (117,086)
   Leases                                              25,700        15,882
   Provision for store closings                        42,990        55,014
Total noncurrent liability                           ( 44,120)     ( 46,190)

Net deferred taxes                                  $   5,898     $   7,898




Notes to Financial Statements
(Dollars in thousands except per share amounts)

9. Other Liabilities

 Other liabilities consist of the following:
                                                   1995            1994

Present value of remaining rent payments:

1994 store closings (Note 13)                   $47,750         $51,354
Other store closings                             19,311           1,772
Other                                             7,731           7,572
                                                 74,792          60,698
Less current portion                              3,523           3,293
                                                $71,269         $57,405

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

Transactions in stock options are summarized as follows:

                                   Shares
                                   Under
                                   Option                Price Per Share
Outstanding at 1992               699,211                 $6.09  - 17.58
Granted                         2,842,325                  5.25  - 11.25
Exercised                      (    9,826)                 6.09  -  8.33
Cancelled                      (  207,190)                 5.25  - 16.17
Outstanding at 1993             3,324,520                 $5.25  - 17.58
Granted                           187,650                  5.25  -  6.38
Exercised                      (    9,270)                 5.25  -  6.17
Cancelled                      (  493,970)                 5.25  - 15.83
Outstanding at 1994             3,008,930                 $5.25  - 17.58
Granted                           146,650                  5.125 -  6.50
Exercised                      (    7,531)                 5.25
Cancelled                      (  489,980)                 5.125 - 14.67
Outstanding at 1995             2,658,069                 $5.125 - 17.58


On December 30, 1995, options for the purchase of 2,250,261 shares of Class A common stock were exercisable and 2,545,280 shares of Class A common stock were available for future grants.

The Financial Accounting Standards Board has issued Statement No. 123, "Accounting for Stock-Based Compensation," effective for fiscal years that begin after December 15, 1995. SFAS No. 123 will be implemented in 1996, and the Company has elected to adopt the disclosure option under SFAS No.123. Therefore, it will not affect earnings.

11. Common Stock

On December 30, 1995, approximately 24.1% and 15.0% of the issued and outstanding Class A non-voting common stock and 24.1% and 26.8% of the issued and outstanding Class B voting common stock were held, respectively, by Etablissements Delhaize Freres et Cie "Le Lion" S.A. (Delhaize) and Delhaize The Lion America, Inc., a wholly owned subsidiary of Delhaize (Detla). In the aggregate, Delhaize and Detla owned approximately 50.9% of the Class B voting common stock and 45.0% of the combined common stock as of December 30, 1995.

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


12.  Interest Expense

Interest expense consists of the following:
                                             1995        1994         1993
Interest on capital leases                $38,995     $38,511      $34,905
Other interest (net of $1.9, $1.0
  and $4.6 million capitalized in
  1995, 1994, and 1993, respectively.)     34,489      48,053       37,438
                                          $73,484     $86,564      $72,343


13.  Store Closing Charge

On January 7, 1994, Food Lion announced plans to close 88 unprofitable store locations in 1994. During the first six months of 1994, the Company closed 84 of these stores (a decision was made in early 1994 to keep four stores open). In 1993, the Company established a pre-tax charge against 1993 earnings of $170.5 million (after tax $104 million, or 22 cents per share) to cover management's best estimate of the costs associated with the store closings. During 1995 and 1994, the Company charged $31.1 million and $13.0 million, respectively, against the provision related primarily to the disposition of property, the disposition of store inventory and the payment of remaining rent obligations on leased stores. As of December 30, 1995, the remaining provision totaled $126.4 million. As efforts to dispose of store properties continue, the Company will monitor the provision and adjust it accordingly. (See Notes 2, 3 and 9 for related information).









Report of Independent Accountants

To the Shareholders of Food Lion, Inc.:
We have audited the accompanying balance sheets of Food Lion, Inc., as of December 30, 1995 and December 31, 1994 and the related statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Food Lion, Inc., as of December 30, 1995 and December 31, 1994 and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 30, 1995 in conformity with generally accepted accounting principles.




Coopers & Lybrand L.L.P.
Charlotte, North Carolina
February 7, 1996



                               Results by Quarter
                                   (Unaudited)

(Dollars in thousands except        First      Second       Third      Fourth
per share amounts)             (12 Weeks)  (12 Weeks)  (12 Weeks)  (16 Weeks)

1995
Net sales                      $1,866,262  $1,895,208  $1,913,982  $2,535,432
Gross profit                      383,073     390,456     398,292     522,426
Net income                         37,665      38,732      41,003      54,961
Earnings per share                    .08         .08         .09         .11

1994
Net sales                      $1,804,022  $1,821,905  $1,849,806  $2,456,859
Gross profit                      363,210     369,800     375,411     500,478
Net income                         31,156      34,800      36,553      50,389
Earnings per share                    .06         .07         .08         .11



                          Market Price of Common Stock
                                    Years Ended
               December 30, 1995                    December 31, 1994
             Class A         Class B             Class A          Class B
Quarter   High     Low    High      Low        High     Low      High    Low
First    5 7/8   4 15/16  6       5  1/16     7  1/8    5 1/2   7 1/4  5 3/4
Second   6 5/8   5  7/16  6 5/16  5  1/2      6  1/4    5 1/2   6 3/8  5 3/4
Third    6 1/8   5 11/16  6 1/4   5 11/16     6  3/8    5 1/2   6 5/8  5 9/16
Fourth   6 3/16  5  1/2   6 1/4   5  7/16     6         5 1/8   6      5 1/8

The Company's Class A and the Class B common stock trades on the NASDAQ Stock Market under the symbol: FDLNA and FDLNB, respectively. Price quotations are reported in the NASDAQ National Market System. The closing market prices per share for the Class A and Class B common stock at December 30, 1995 were $5.71875 and $5.6875,respectively, compared with $5.125, for both classes of common stock at December 31, 1994. The over-the-counter quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. On February 5, 1996, there were 30,709 holders of record of Class A common stock and 19,128 holders of record of Class B common stock. The closing market prices per share for the Class A and the Class B common stock at February 5, 1996 were $5.625 and $5.5625.


                  Dividends Declared Per Share of Common Stock

                                     Years Ended
                   December 30, 1995                    December 31, 1994
Quarter          Class A        Class B               Class A        Class B
First             $.0243         $.0237               $.0220          $.0215
Second             .0243          .0237                .0220           .0215
Third              .0243          .0237                .0231           .0226
Fourth             .0243          .0237                .0231           .0226
Total             $.0972         $.0948               $.0902          $.0882






MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Results of Operations
     The Company recorded sales of $8.2 billion and net earnings of $172.4 million in fiscal 1995, increases of 3.5% and 12.7%, respectively, compared with fiscal 1994. During 1995, Food Lion opened 47 new stores (and closed 13 older stores), resulting in 1,073 stores operating at the end of the fiscal year compared with 1,039 stores in 1994. The Company renovated 121 existing Food Lion stores in 1995 which included expanding square footage and adding deli/bakeries in most of the stores.


Sales
     Sales for the 52 weeks ended December 30, 1995 increased to $8.2 billion, compared with $7.9 billion and $7.6 billion for the comparable periods in 1994 and 1993, resulting in annual increases of 3.5%, 4.2% and 5.8%, respectively. The 1995 sales increase was achieved without the full benefit of the new store openings, as a majority of the new stores were opened near the end of 1995. Same store sales, sales for stores open in comparable periods, increased 2.3% in 1995 in the midst of a very competitive retail environment impacted by increased competition from supermarkets, discount stores and supercenters. Same store sales increased 3.3% in 1994 compared with a decrease of 2.6% in 1993.

     The Company's sales increase in 1995 resulted from its aggressive store renovation strategy, opening new stores, and initiatives to provide value and quality to customers. The sales improvements attributable to store renovations continue to be strong, as 121 existing stores were renovated to update equipment and properties, and in most locations, to add deli/ bakeries. As stated under Results of Operations above, the Company opened 47 new stores and replaced 13 older units, a net increase of 34 stores for 1995. The sales from these new stores were the strongest in the Company's history. The Company opened three larger-format supermarkets to experiment with providing additional variety to customers, especially in the perimeter departments of produce, meat and deli/bakeries. Two additional larger-format stores are planned to open in 1996.

     The Company also implemented the MVP Customer program in 1995, which rewards loyal Food Lion shoppers with additional discounts of up to 20% off Food Lion's Extra Low Prices on a monthly selection of items featured by the program. The MVP Customer program has attracted over 5 million customers and will be tied into additional promotional activity in 1996. The Company continued the Gold Lion Guarantee initiative, which began in late 1994, as its commitment to customers to provide quality, service, cleanliness, and friendliness in addition to Extra Low Prices.

    Food Lion's Southwest market is generating positive cash flow, but it is still not profitable. The Company will continue to monitor sales and profits in the Southwest market as compared to expectations, adjusting the operations to incorporate initiatives to better meet the needs of customers in that region. Food Lion will continue to evaluate the performance of all corporate assets, including those in the Southwest, to ensure those assets are returning an appropriate value to shareholders or have a reasonable possibility of doing so in line with internal time frames. If the Company's efforts to improve the Southwest market are not successful, the Company is prepared to make a decision regarding continued operations in that market area at some time in the future.

     The 1996 business plan includes opening 50 new stores (up to 22 of these replacing older stores) and renovating at least 120 existing stores. The Company is committed to a growth strategy which includes adding new stores and strengthening existing stores to maintain a competitive edge in the Company's current markets. Decisions related to opening new stores or renovating existing stores are evaluated based on projected returns as compared to the Company's weighted average cost of capital. The Company's plan in 1996 will add additional square footage, as well as strengthen sales in renovated units. In addition to growth through new stores and renovations, on January 12, 1996, Food Lion signed an agreement to acquire the assets of Food Fair, Inc. of North Carolina, an 11 store supermarket chain in a rapidly growing area of North Carolina. Food Lion will operate nine of the 11 Food Fair stores. Food Lion's growth strategy is flexible, and the Company will continue to listen to its customers and revise its strategy accordingly in an effort to provide Extra Low Prices And More for its customers.


Gross Profit
     Gross profit was 20.63% of sales in 1995, as compared with 20.28% in 1994 and 19.56% in 1993. Gross profit increased by 0.35% of sales in 1995 as the Company continued implementation of a category management system designed to maximize gross profits through product analysis, selection and pricing. In addition, the Company's growth in its Food Lion private label program (now representing 12% of total sales) resulted in positive improvements in gross profits in 1995. The addition of deli/bakeries in 1995 through renovations and new stores (733 stores in 1995 compared with 575 stores in 1994) and improved sales mix contributed to increased gross profits in the higher margin categories of deli and meat. The Company continues to focus on quality, freshness and cleanliness in an effort to provide customers with Extra
Low Prices and More.

     The LIFO charge, as a percent of sales, decreased gross profit by 0.18% in 1995, 0.21% in 1994 and 0.14% in 1993, resulting in FIFO gross profits of 20.81%, 20.49% and 19.70%, respectively for 1995 and the two prior years.

     The Company's improved gross profit in 1994 was the result of increases in both the number of customers and items purchased per customer in the higher margin departments of meat, perishable and deli, and a decrease in promotional activity (featured special pricing on certain products, double coupons, etc.) in comparison with 1993 levels.


Selling and Administrative Expenses
     Selling and administrative expenses as a percentage of sales were 14.51%, 14.24% and 14.41% in 1995, 1994, and 1993, respectively. Selling and administrative expenses increased by 0.27% of sales in 1995 as a result of costs to open 47 stores in 1995 compared with 30 new stores opened in 1994 and the additional costs of renovating 121 stores in 1995 compared with 65 renovations in 1994. As mentioned under Sales above, the Company continues to add deli/bakery departments to its operations through new store growth and renovations, and although the deli/bakery commands a high gross margin, it includes additional expenses related to rent, supplies, salaries and maintenance. Rent increased due to provisions made to cover the cost of closing older stores (continued obligation for future rent payments) as they were replaced by new stores. Supply costs also were affected during 1995 by the increasing cost of paper and plastic bags.

     Advertising costs increased in 1995 as the Company continued its marketing strategies of the previous two years focusing on enhancing the Company's image. The Company's Gold Lion Guarantee initiative, which communicates the Company's commitment to quality, freshness, cleanliness, service and friendliness, through advertising using the theme Extra Low Prices and More and the MVP Customer Card program, described under "Sales" above, were strategies designed to enhance the Company's service and commitment to customers. In December 1995, the Company announced a new relationship with NASCAR (National Association for Stock Car Auto Racing) as the "Official Supermarket of NASCAR," an exciting opportunity for the Company to serve many customers with additional promotions. NASCAR is extremely popular in many Food Lion markets.

     Food Lion's 1995 business plan reflected the Company's commitment to maintaining its existing store base as 121 store renovations were completed in 1995 compared with 65 in 1994 and 30 in 1993. In 1996, the Company plans to complete 120 renovations to existing stores. Store renovations negatively impact the Company's operating expenses such as rent and utilities, but add value to customers as demonstrated by sales increases in renovated stores. The Company plans to continue an aggressive renovation program to maintain a quality shopping environment for customers in all Food Lion stores.

     The Company continues to incur advertising, legal and public relations costs to strengthen customer relations and to combat efforts by the United Food and Commercial Workers Union
International's "Corporate Campaign" to discredit and damage Food
Lion. The Company expects such costs to continue in 1996.

     Although the Company anticipates some continued pressure on expenses in conjunction with implementing its 1996 business plan and enhancing customer satisfaction,however, Food Lion expects expenses as a percentage of sales to improve slightly during 1996.


Interest Expense
     During 1995, interest expense decreased to 0.89% of sales compared with 1.09% in 1994 and 0.95% in 1993. Interest expense decreased in 1995 due to the prepayment of a $214 million note agreement in the fourth quarter of 1994, and additional capitalized interest as a result of construction to expand the Greencastle, Pennsylvania distribution center and the construction of nine Company-owned stores. Interest expense increased in 1994 due to the amortization of rent obligations on the 1994 store closings and lower capitalized interest as a result of less construction (during 1994, eight Company-owned stores were constructed compared with 31 Company-owned stores in 1993).

     The Company does not presently anticipate incurring additional long-term borrowings during 1996.


Depreciation Expense
     Depreciation expense as a percentage of sales was 1.78% in 1995, 1.76% in 1994 and 1.88% in 1993. Depreciation increased in 1995 primarily due to leasehold improvements resulting from renovations to 121 existing stores in 1995 compared to 65 renovations in 1994. During 1995, the Company constructed and equipped nine stores, equipped 38 leased stores, renovated 121 existing stores and completed an expansion of its Greencastle, Pennsylvania distribution center. During 1994, the Company closed 84 underperforming stores, constructed and equipped eight stores, equipped 22 leased stores, renovated 65 existing stores and began construction to expand its Greencastle, Pennsylvania distribution center. During 1993, the Company constructed and equipped 31 stores, equipped 69 leased stores and renovated 30 existing stores.

     The Company will finance the majority of its store growth in 1996 with conventional lease arrangements, but will continue to build and own stores in market areas where leasing is not economically advantageous. The Company expects depreciation to increase in 1996 as a result of its new store opening and renovation plans for 1996, and due to the timing of 1995 new store openings. The majority of 1995 new store openings fell in the fourth quarter of 1995, creating a minimal impact on 1995 depreciation. During 1996, the Company will record a full year depreciation charge for these assets, increasing depreciation as compared with 1995.


Store Closing Charge
     During the first two quarters of 1994, the Company closed 84 underperforming stores as part of its 1994 business plan. The Company established a pre-tax charge against 1993 earnings of $170.5 million (approximately $104 million after tax) to cover management's best estimate of the costs associated with closing these stores. These costs include provisions against store assets to reflect estimated realizable values ($87.1 million), the unrealizable portion of the present value of remaining rent payments on leased stores ($55.1 million), and other costs associated with the store closings such as legal expenses and relocation expenses ($28.3 million). As of the end of 1995, the Company had charged $44.1 million against the provision, primarily as a result of the payment of remaining rent obligations on leased stores and the disposition of store inventory and property.

     The Company recorded approximately $30 million in annual pre-tax losses in 1993 attributable to these stores that will not recur in future years. The Company realized the total annual benefit of these store closings in 1995 (partial benefit of approximately $24.0 million was realized in 1994). At the end of 1995, the Company was continuing in its efforts to dispose of or sublease these store properties and believes the provision is adequate at this time. The Company has been encouraged by successful disposition and subleasing of a number of properties and will continue to monitor and evaluate the provision to make necessary adjustments.


LIFO
     The LIFO reserve increased $15.0 million in 1995, as compared to increases of $16.3 million in 1994 and $10.8 million in 1993. The 1995 increase was primarily due to increased cost of paper, plastic products and packaging. During 1994, inflationary coffee costs were a large part of the LIFO reserve increase. During 1993, the Company experienced cost increases on certain products resulting primarily from inclement weather in the spring and summer of 1993.


Income Taxes
     The provision for income taxes was $110.7 million in 1995, $99.8 million in 1994 and $2.5 million in 1993. The decrease in 1993 resulted from a decrease in earnings primarily as a result of the store closing charge discussed above. The Company's effective tax rate was 39.1% in 1995 compared with 39.5% in 1994 and 39.4% in 1993.

     Assuming there are no additional federal or state income tax rate increases, Food Lion expects the effective rate for 1996 and forward to be 39.0%.


Liquidity and Capital Resources
     Cash provided by operating activities was $330.6 million in 1995 compared with $389.9 million in 1994 and $268.2 million in 1993. The decrease in 1995 was primarily due to changes in comparative levels of inventory as a result of more store openings occurring toward the end of 1995, an increase in prepaid expenses and a decrease in taxes payable, offset by a decrease in receivables and an increase in payables. The increase in 1994 was due to improved earnings, lower inventories achieved by continued improvement in inventory management techniques such as just-in-time inventory and the closing of underperforming stores in early 1994. Accounts payable, accrued expenses and income taxes payable increases also contributed to the increase in cash provided by operating activities in 1994.

     Cash capital expenditures increased to $219.9 million in 1995, compared with $117.3 million in 1994 and $159.9 million in 1993. During 1995, the Company equipped a total of 47 new stores, constructed nine Company-owned stores, completed 121 store renovations and completed construction on an expansion of the Greencastle, Pennsylvania distribution center. During 1994, the Company equipped a total of 30 new stores, constructed eight Company-owned stores, completed 65 store renovations and began construction of the expansion of its Greencastle, Pennsylvania distribution center. In 1993, the Company equipped 100 new stores, constructed 31 stores, and renovated 30 stores.

     As a result of 47 total store openings and the closing of 13 older stores in 1995, total stores increased from 1,039 to 1,073. The total distribution space owned by the Company increased to 9.9 million square feet compared with 9.5 million in 1994 and 1993.

     In 1996, Food Lion plans to move forward with a three-fold growth plan, which focuses on a combination of renovations and new store openings, as well as possible growth through acquisitions. The Company expects to open a total of 50 new stores and to renovate at least 120 stores in 1996. The majority of the new stores will be opened under conventional leasing arrangements and, as a result, the impact on liquidity of owning stores will be insignificant in 1996. Significant cash capital expenditures currently planned for 1996 include approximately $94 million for store expansion and new store construction (including the Food Fair acquisition), $118 million to equip new and renovated stores, and $7 million for land costs.

     Cash capital expenditures for 1996 will be financed through funds generated from operations, existing bank and credit lines, and other debt, if necessary. The Company will consider the possibility of sale-leaseback transactions on certain free-standing, Company-owned stores in the future if advantageous opportunities are presented by potential lessors.

     During 1995, the Company expended $50.9 million for the purchase of Class A and Class B shares, as part of the Company's program to repurchase up to $100 million of the Company's outstanding shares. The Company purchased 5,640,615 shares of Class A stock at an average price of $5.89 per share, and 2,946,500 shares of Class B stock at an average price of $5.87 per share. Additional purchases may be made in the open market under the current program as deemed in the best interest of shareholders.


Debt
     The Company maintains a revolving credit facility with a syndicate of commercial banks providing $350.0 million in committed lines of credit. This facility will expire in November, 1999. There were no borrowings outstanding against these lines at December 30, 1995.

     The Company also maintains additional committed lines of credit totaling $30.5 million which are available when needed. The Company is not required to maintain compensating balances related to these lines of credit, and borrowings may occur periodically. The Company had no borrowings outstanding under these lines at December 30, 1995.

     The Company has a $250.0 million commercial paper program, of which no borrowings were outstanding at December 30, 1995 and December 31, 1994. During 1993, the Company had average borrowings of $51.6 million at an average daily weighted average interest rate of 3.39%, a maximum amount outstanding of $183.0 million and no outstanding borrowings at January 1, 1994.

     Finally, the Company has periodic short-term borrowings under informal credit arrangements which are available to the Company at the discretion of the lender (see table below):


                   Informal Credit Arrangements
                       (Dollars in millions)


                                                        1995   1994    1993

Outstanding borrowings at year end                     $   0  $20.0  $ 10.0
Average borrowings                                        .3    2.4    59.0
Maximum amount outstanding                              20.0    0.0   203.6
Daily weighted average interest rate                    6.04%  5.62%    3.56%



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


Impact of Inflation
     The inflation rate for the "Food at Home" index in 1995 of 2.0% was below the overall increase in the Consumer Price Index of 2.5% for the year. Inventory and labor, the Company's primary costs, increase with inflation and, where possible, will be recovered through operating efficiencies and gross profits.