Form 10-K405, Exhibit 13
period 1996-12-28
FOOD LION INC
filed 1997-03-27
CIK 37912

Ten Year Summary of Operations
(Dollars in thousands                 1996          1995           1994
except per share amounts)
 1.  Net sales                     $9,005,932     8,210,884      7,932,592
 2.  Same store sales percent
     change                        %     5.70          2.33           3.34
 3.  Gross profit                  %    21.31         20.63          20.28
 4.  Operating income              $  418,290       356,545        339,262
 5.  Interest expense              $   80,520        73,484         86,564
 6.  Income before taxes           $  337,770       283,061        252,698
 7.  Net income                    $  206,070       172,361        152,898
 8.  Current assets                $1,428,744     1,152,413      1,128,686
 9.  Non-current assets            $2,059,848     1,492,852      1,353,255
10.  Total assets                  $3,488,592     2,645,265      2,481,941
11.  Current liabilities           $1,154,235       698,695        690,062
12.  Long-term debt                $  495,111       355,300        355,300
13.  Capital lease obligations,
     deferred taxes and other
     liabilities                   $  623,308       488,760        409,226
14.  Shareholders' equity          $1,215,938     1,102,510      1,027,353
15.  Cash dividends
     Class A                       $   26,436        23,621         22,021
     Class B                       $   25,874        22,672         21,131
16.  Depreciation                  $  165,286       146,170        139,834
17.  EBITDA (FIFO)                 %     6.70          6.30           6.25
18.  Capital expenditures          $  283,564       219,905        117,312
19.  Store count                        1,112         1,073          1,039
20.  Stores opened/acquired                64            47             30
21.  Stores relocated                     (22)          (12)            (3)
22.  Stores closed                         (3)           (1)           (84)
23.  Total stores square
     footage (000)                     32,615        30,056         27,335
24.  Number of employees               73,170        69,345         64,840
25.  Weighted average shares
     outstanding (000)                470,216       481,154        483,708
26.  Number of Deli/Bakery depts.         888           733            575
27.  Earnings per share (a)         $     .44           .36            .32
28.  Dividends per share (a)        $    .111          .096           .089
29.  Book value per share (a)       $    2.59          2.29           2.12
30.  Asset turnover (b)             x    2.94          3.20           3.18
31.  Return on sales                %    2.29          2.10           1.93
32.  Return on assets (b)           %    6.72          6.72           6.13
33.  Return on equity               %   17.78         16.18          15.72
34.  Equity ratio (b)               %   34.85         41.68          41.39
35.  Return on investment (b)       %   18.09         17.31          16.69
36.  Current ratio (b)              x    1.24          1.65           1.64
37.  Recapitalization and
     stock splits




 (Dollars in thousands                 1993          1992
except per share amounts)                        (53 Weeks)
 1.  Net sales                     $7,609,817     7,195,923
 2.  Same store sales percent
     change                        %    (2.58)        (0.42)
 3.  Gross profit                  %    19.56         19.96
 4.  Operating profit              $  249,195       339,662
 5.  Interest expense              $   72,343        49,057
 6.  Income before taxes           $    6,352       290,605
 7.  Net income                    $    3,852       178,005
 8.  Current assets                $1,139,472     1,148,725
 9.  Non-current assets            $1,364,211     1,372,767
10.  Total assets                  $2,503,683     2,521,492
11.  Current liabilities           $  619,271       986,274
12.  Long-term debt                $  569,350       240,537
13.  Capital lease obligations,
     deferred taxes and other
     liabilities                   $  397,508       338,962
14.  Shareholders' equity          $  917,554       955,719
15.  Cash dividends
     Class A                       $   21,483        27,355
     Class B                       $   20,603        26,457
16.  Depreciation                  $  143,042       121,616
17.  EBITDA (FIFO)                 %     5.30          6.40
18.  Capital expenditures          $  159,857       402,327
19.  Store count                        1,096         1,012
20.  Stores opened/acquired               100           140
21.  Stores relocated                      (4)           (4)
22.  Stores closed                        (12)           (5)
23.  Total stores square
     footage (000)                     28,950        26,428
24.  Number of employees               65,494        59,721
25.  Weighted average shares
     outstanding (000)                483,701       483,663
26.  Number of Deli/Bakery depts.         553           446
27.  Earnings per share (a)         $     .01           .37
28.  Dividends per share (a)        $    .087          .111
29.  Book value per share (a)       $    1.90          1.98
30.  Asset turnover                 x    3.03          3.17
31.  Return on sales                %     .05          2.47
32.  Return on assets               %     .15          7.84
33.  Return on equity               %     .41         19.92
34.  Equity ratio                   %   36.65         37.90
35.  Return on investment           %    5.68         20.02
36.  Current ratio                  x    1.84          1.16
37.  Recapitalization and
     stock splits                                    3 for 2






Ten Year Summary of Operations
(Dollars in thousands                 1991          1990           1989
except per share amounts)
 1.  Net sales                     $6,438,507     5,584,410      4,717,066
2.  Same store sales percent
     change                        %     2.68          4.50           8.60
 3.  Gross profit                  %    20.74         20.36          20.03
 4.  Operating income              $  375,107       317,058        259,655
 5.  Interest expense              $   34,436        32,587         29,180
 6.  Income before taxes           $  340,671       284,471        230,475
 7.  Net income                    $  205,171       172,571        139,775
 8.  Current assets                $  983,370       787,869        671,207
 9.  Non-current assets            $1,035,922       791,996        610,470
10.  Total assets                  $2,019,292     1,579,865      1,281,677
11.  Current liabilities           $  676,768       597,392        510,838
12.  Long-term debt                $  240,810        91,721         95,774
13.  Capital lease obligations,
     deferred taxes and other
     liabilities                   $  270,659       217,694        136,611
14.  Shareholders' equity          $  831,055       673,058        538,454
15.  Cash dividends
     Class A                       $   24,393        21,926         16,549
     Class B                       $   23,638        21,082         15,971
16.  Depreciation                  $  104,614        81,432         65,042
17.  EBITDA (FIFO)                 %     7.46          7.31           7.20
18.  Capital expenditures          $  305,879       206,391        147,810
19.  Store count                          881           778            663
20.  Stores opened/acquired               111           121            105
21.  Stores relocated                     (6)           (5)            (8)
22.  Stores closed                        (2)           (1)            (1)
23.  Total stores square
     footage (000)                     22,480        19,424         16,326
24.  Number of employees               53,583        47,276         40,736
25.  Weighted average shares
     outstanding (000)                483,516       483,210        482,964
26.  Number of Deli/Bakery depts.         279           183            149
27.  Earnings per share (a)         $     .42           .36            .29
28.  Dividends per share (a)        $    .099          .089           .067
29.  Book value per share (a)       $    1.72          1.39           1.11
30.  Asset turnover                 x    3.58          3.90           3.98
31.  Return on sales                %    3.19          3.09           2.96
32.  Return on assets               %   11.40         12.06          11.79
33.  Return on equity               %   27.28         28.49          28.84
34.  Equity ratio                   %   41.16         42.60          42.01
35.  Return on investment           %   26.09         29.33          28.85
36.  Current ratio                  x    1.45          1.32           1.31
37.  Recapitalization and
     stock splits




 (Dollars in thousands                 1988          1987
except per share amounts)
 1.  Net sales                     $3,815,426     2,953,807
 2.  Same store sales percent
     change                        %    10.30          6.50
 3.  Gross profit                  %    19.74         20.24
 4.  Operating income              $  203,584       164,462
 5.  Interest expense              $   21,343        13,760
 6.  Income before taxes           $  182,241       150,702
 7.  Net income                    $  112,541        85,802
 8.  Current assets                $  600,459       443,918
 9.  Non-current assets            $  488,253       361,895
10.  Total assets                  $1,088,712       805,813
11.  Current liabilities           $  462,739       315,827
12.  Long-term debt                $  106,263        65,419
13.  Capital lease obligations,
     deferred taxes and other
     liabilities                   $   88,924        85,343
14.  Shareholders' equity          $  430,786       339,224
15.  Cash dividends
     Class A                       $   11,282         6,551
     Class B                       $   10,093         5,800
16.  Depreciation                  $   49,904        37,433
17.  EBITDA (FIFO)                 %     6.96          6.88
18.  Capital expenditures          $  179,959       111,272
19.  Store count                          567           475
20.  Stores opened/acquired               101            95
21.  Stores relocated                      (9)           (2)
22.  Stores closed                         (0)           (6)
23.  Total stores square
     footage (000)                     13,695        11,224
24.  Number of employees               35,531        27,033
25.  Weighted average shares
     outstanding (000)                482,744       482,153
26.  Number of Deli/Bakery depts.         130            89
27.  Earnings per share (a)         $     .23           .18
28.  Dividends per share (a)        $    .044          .026
29.  Book value per share (a)       $     .89           .70
30.  Asset turnover                 x    4.03          4.19
31.  Return on sales                %    2.95          2.90
32.  Return on assets               %   11.88         12.16
33.  Return on equity               %   29.23         28.41
34.  Equity ratio                   %   39.57         42.10
35.  Return on investment           %   28.43         28.20
36.  Current ratio                  x    1.30          1.41
37.  Recapitalization and
     stock splits                                    2 for 1


Notes to Ten Year Summary of Operations

(a) Amounts are based upon the weighted average number of the Class A and Class B common shares outstanding.

(b)  The following represents ratios excluding Kash n' Karry Food Stores,
     Inc.:

     Asset turnover            3.11x
     Return on assets          7.11%
     Equity ratio             38.60%
     Return on investment     19.18%
     Current ratio             1.30x

DEFINITIONS
Line
17.  EBITDA:  Earnings before LIFO, interest, taxes, and depreciation.
     1993 earnings adjusted for store closing charge.
19.  Store count:  Number of stores operating at year-end.
24. Number of employees: Number of full-time and part-time employees at year-end.
25. Weighted average shares outstanding: Weighted average shares outstanding have been restated to reflect the stock split in 1992.
26. Number of Deli/Bakery departments: Number of stores with Deli/Bakery departments at year end.
27.  Earnings per share:  Net income per common share (line 7 , line 25).
28.  Dividends per share:  Cash dividends per common share (line 15 ,line 25).
29. Book value per share: Book value of shareholders' equity per common share (line 14 , line 25).
30. Asset turnover: The ratio of sales per dollar of assets employed during the year. It is calculated by dividing sales by the average total assets (line 1 , line 10).
31. Return on sales: The percentage of net income earned on each dollar of sales (line 7 , line 1).
32. Return on assets: The percentage of net income earned on average total assets (line 7 , line 10).
33. Return on equity: The percentage of net income earned on average shareholders' equity (line 7 , line 14).
34. Equity ratio: Shows the share of total assets of the business owned by the shareholders as opposed to outside sources. It is calculated by dividing year-end shareholders' equity by year-end total assets
    (line 14 , line 10).
35. Return on investment: The percentage of net income, excluding interest expense, to invested capital. ([line 7 + line 5] , [average line 12 + average line 14]).
36.  Current ratio:  The ratio of current assets to current liabilities
     (line 8 , line 11).




Consolidated Statements of Income


                           Year Ended          Year Ended         Year Ended
                          December 28,        December 30,       December 31,
(Dollars in thousands             1996                1995               1994
except per share amounts)
Net sales                   $9,005,932          $8,210,884         $7,932,592
Cost of goods sold           7,087,177           6,516,637          6,323,693
Gross profit                 1,918,755           1,694,247          1,608,899
Selling and administrative
  expenses                   1,325,592           1,191,532          1,129,803
Depreciation                   165,286             146,170            139,834
Asset impairment reserve         9,587                -                  -
Operating income               418,290             356,545            339,262
Interest expense                80,520              73,484             86,564
     Income before
     income taxes              337,770             283,061            252,698

Provision for income taxes     131,700             110,700             99,800

     Net income             $  206,070          $  172,361         $  152,898

Earnings per share          $      .44          $      .36         $      .32


(Results as a percentage
of sales)

Net sales                       100.00%             100.00%            100.00%
Cost of goods sold               78.69               79.37              79.72
Gross profit                     21.31               20.63              20.28
Selling and administrative
  expenses                       14.72               14.51              14.24
Depreciation                      1.84                1.78               1.76
Asset impairment reserve           .11                 -                  -
Operating income                  4.64                4.34               4.28
Interest expense                   .89                 .89               1.09
     Income before
     income taxes                 3.75                3.45               3.19

Provision for income taxes        1.46                1.35               1.26

     Net income                   2.29%               2.10%              1.93%



The accompanying notes are an integral part of the consolidated financial statements.






Consolidated Balance Sheets
                                             December 28,      December 30,
(Dollars in thousands                               1996              1995
except per share amounts)

Assets

Current assets:
  Cash and cash equivalents                    $  102,371        $   70,035
  Receivables                                     151,163           127,995
  Inventories                                   1,065,743           881,021
  Prepaid expenses and other                       33,660            23,344
  Deferred tax asset                               75,807            50,018
     Total current assets                       1,428,744         1,152,413


 Property, at cost, less accumulated
  depreciation                                  1,772,503         1,491,069
 Deferred tax asset                                 8,619              -
 Intangible assets                                278,726             1,783
       Total assets                            $3,488,592        $2,645,265

Liabilities and Shareholders' Equity

Current liabilities:
  Notes payable                                   $  250,010              -
  Accounts payable, trade                            470,994        $  363,571
  Accrued expenses                                   397,431           316,569
  Capital lease obligations - current                 21,970            15,032
  Long term debt - current                               973               -
  Other liabilities - current                          7,279             3,523
  Income taxes payable                                 5,578              -  _
       Total current liabilities                   1,154,235           698,695
Long-term debt                                       495,111           355,300
Capital lease obligations                            469,035           372,645
Deferred income taxes                                   -               44,120
Other liabilities                                    154,273            71,995
       Total liabilities                           2,272,654         1,542,755

Shareholders' equity:
  Class A non-voting common stock,
    $.50 par value; authorized 1,500,000,000
    shares; issued and outstanding 236,166,000
    shares-December 28, 1996 and
    238,509,000 shares-December 30, 1995             118,083           119,255
  Class B voting common stock, $.50
    par value; authorized 1,500,000,000 shares;
    issued and outstanding 232,902,000 shares-
    December 28, 1996 and 236,625,000 shares-
    December 30, 1995                                116,451           118,313

  Additional capital                                   1,708              -
  Retained earnings                                  979,696           864,942
     Total shareholders' equity                    1,215,938         1,102,510
           Total liabilities and
           shareholders' equity                   $3,488,592        $2,645,265




The accompanying notes are an integral part of the consolidated financial statements.



Consolidated Statements of Cash Flows
                                             December 28,        December 30,
                                                    1996                1995
(Dollars in thousands)
Cash flows from operating activities
  Net income                                     $206,070            $172,361
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Depreciation                                 165,286             146,170
     Loss(gain) on disposals of property              466           (   1,995)
     Asset impairment reserve                       9,587                -
     Deferred income taxes                      (  29,300)              2,000
     Changes in operating assets
     and liabilities net of effect of
     acquisition of subsidiary:
      Receivables                               (  50,845)             12,633
      Inventories                               (  90,484)          (  27,737)
      Prepaid expenses and other                (   6,531)          (   9,527)
      Accounts payable and accrued expenses        71,351              44,687
      Income taxes payable                          5,578           (  22,169)
      Other liabilities                            34,099              14,152

        Total adjustments                         109,207             158,214

        Net cash provided by operating
          activities                              315,277             330,575

Cash flows from investing activities
  Capital expenditures                          ( 283,564)          ( 219,905)
  Proceeds from sale of property                   27,464              20,806
  Investment in subsidiary                      ( 121,578)               -
         Net cash used in investing
           activities                           ( 377,678)          ( 199,099)

Cash flows from financing activities
  Net proceeds (payments) under short-term
   borrowings                                     250,000           (  20,000)
  Principal payments on long-term debt          (  65,656)          (      25)
  Principal payments under capital
   lease obligations                            (  17,764)          (  11,081)
  Dividends paid                                (  52,310)          (  46,293)
  Repurchase of common stock                    (  44,345)          (  50,950)
  Proceeds from issuance of common stock            3,086                  39

          Net cash provided by (used in)
            financing activities                   73,011           ( 128,310)
Net increase in cash and cash
  equivalents                                      10,610               3,166

Cash and cash equivalents at beginning
  of year                                          70,035              66,869

Cash and cash equivalents at end of year         $ 80,645            $ 70,035


The accompanying notes are an integral part of the consolidated financial statements




Consolidated Statements of Cash Flows
                                                     December 31,
                                                             1994
(Dollars in thousands)
Cash flows from operating activities
  Net income                                             $152,898
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Depreciation                                         139,834
     Loss (gain) on disposals of property                (    228)
      Deferred income taxes                              (  3,800)
     Changes in operating assets
     and liabilities:
      Receivables                                        ( 30,676)
      Inventories                                          75,854
      Prepaid expenses and other                         (    186)
      Accounts payable and accrued expenses                46,035
      Income taxes payable                                 12,062
      Other liabilities                                  (  1,894)

         Total adjustments                                237,001

         Net cash provided by operating
           activities                                     389,899

Cash flows from investing activities
  Capital expenditures                                   (117,312)
  Proceeds from sale of property                            5,254


         Net cash used in investing
           activities                                    (112,058)

Cash flows from financing activities
  Net (payments) proceeds under short-term
   borrowings                                               9,993
  Principal payments on long-term debt                   (214,208)
  Principal payments under capital
   lease obligations                                     (  9,724)
  Dividends paid                                         ( 43,152)
  Repurchase of common stock                                  -
  Proceeds from issuance of common stock                       53


           Net cash used in
             financing activities                        (257,038)

Net increase in cash and cash
  equivalents                                              20,803

Cash and cash equivalents at beginning
  of year                                                  46,066

Cash and cash equivalents at end of year                 $ 66,869

The accompanying notes are an integral part of the consolidated financial statements




Consolidated Statements of Shareholders' Equity

                                             Class A             Class B
(Dollars and shares in thousands           Common Stock        Common Stock
except per share amounts)                Shares   Amount     Shares    Amount


Balances January 1, 1994                244,132  $122,066   239,571  $119,786
Cash dividends declared:
     Class A - $.0902 per share
     Class B - $.0882 per share
   Sale of stock                             10         5       -         -
Net income

Balances December 31, 1994              244,142   122,071   239,571   119,786
  Cash dividends declared:
     Class A - $.0972 per share
     Class B - $.0948 per share
   Sale of stock                              8         4      -          -
   Repurchase of common stock          (  5,641) ( 2,820)  (  2,946) (  1,473)
   Net income

Balances December 30, 1995              238,509   119,255   236,625   118,313
  Cash dividends declared:
     Class A - $.1120 per share
     Class B - $.1104 per share
   Sale of stock                            587      293       -          -
   Repurchase of common stock          (  3,047) ( 1,524)  (  3,723) (  1,862)
   Converted debt                           117       59       -          -
   Net income
Balances December 28, 1996              236,166  $118,083   232,902  $116,451


The accompanying notes are an integral part of the consolidated financial statements




                                      Additional    Retained
                                         Capital    Earnings       Total


Balances January 1, 1994              $    289     $675,413     $917,554
  Cash dividends declared:
     Class A - $.0902 per share                    ( 22,021)  (   22,021)
     Class B - $.0882 per share                    ( 21,131)  (   21,131)
  Sale of Stock                             48                        53
  Net Income                                        152,898      152,898

Balances December 31, 1994                 337      785,159    1,027,353
  Cash dividends declared:
     Class A - $.0972 per share                    ( 23,621)  (   23,621)
     Class B - $.0948 per share                    ( 22,672)  (   22,672)
  Sale of stock                             35                        39
  Repurchase of common stock           (   372)    ( 46,285)  (   50,950)
  Net income                                        172,361      172,361


Balances December 30, 1995                   -      864,942    1,102,510
Cash dividends declared:
     Class A - $.1120 per share                    ( 26,436)  (   26,436)
     Class B - $.1104 per share                    ( 25,874)  (   25,874)
  Sale of stock                          2,793                     3,086
  Repurchase of common stock           ( 1,953)    ( 39,006)  (   44,345)
  Converted debt                           868                       927
  Net income                                        206,070      206,070
Balances December 28,  1996             $1,708     $979,696   $1,215,938





Notes to Consolidated Financial Statements


1.  Summary of Significant Accounting Policies


Nature of Operations
The Company operates a chain of retail food supermarkets in 14 states, principally located in the southeast. As of December 28, 1996, the Company operated 1,112 Food Lion retail food supermarkets and nine distribution centers. In addition, as of December 18, 1996, the Company acquired 100 locations in its purchase of Kash n' Karry Stores, Inc. The Company's stores, which are operated under the names of "Food Lion" and "Kash n' Karry," sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen foods, deli/bakery and non-food items, such as health and beauty aids and other household and personal products.


Principles of Consolidation
The consolidated financial statements include the accounts of Food Lion, Inc. and its subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation.

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

Inventories
Inventories are stated at the lower of cost or market. Inventories valued using the last-in, first out (LIFO) method comprised approximately 83% and 90% of inventories, in 1996 and 1995, respectively. Meat, produce and deli inventories are valued on the first-in, first-out (FIFO) method. If the FIFO method were used entirely, inventories would have been $104,446 and $94,195 greater in 1996 and 1995, respectively.



Statements of Cash Flows
Selected cash payments and noncash activities were as follows:

(Dollars in thousands)                             1996       1995       1994
Cash payments for income taxes                 $154,791   $130,907   $ 60,005
Cash payments for interest,
   net of amounts capitalized                    76,631     70,095     86,645
Noncash investing and financing activities:
   Capitalized lease obligations
      incurred for store properties             130,899     91,219     36,140
   Capitalized lease obligations
      terminated for store properties            25,710      9,615     21,012
   Capitalized lease obligations for
      store equipment purchases                    -         3,069         32
Conversion of long term debt to stock               927        -          -

Property
Property is stated at cost and depreciated on a straight-line basis over the estimated service lives of assets, generally as follows:

Buildings                                       40 years
Furniture, fixtures and equipment           3 - 10 years
Leasehold improvements                           8 years
Vehicles                                         7 years
Property under capital leases                 Lease term

Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net assets of the acquired entities, and is being amortized on the straight-line method over various periods not exceeding 40 years. The Company evaluates, on an ongoing basis, the carrying value of goodwill and will make a specific provision when impairment is identified.


Deferred Income Taxes
Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

Cost of Goods Sold
Purchases are recorded net of cash discounts.

Store Opening and Closing Costs
Costs associated with the opening of new stores are expensed as incurred. When a decision to close a store is made by management, the unrecoverable investment in fixed assets and/or the present value of any remaining liability under the lease is expensed.

Earnings Per Share
Earnings per share are based on the weighted average number of shares outstanding. Common share equivalents in the form of stock options are excluded from the calculation since they are not materially dilutive.

Reclassification
Certain financial statement items have been reclassified to conform to the current year's format.




2.  Acquisitions

On December 18, 1996, the Company acquired all of the outstanding shares of Kash n' Karry Food Stores, Inc. ("Kash n' Karry"),a Florida-based supermarket retailer which operates 100 stores, for $121.6 million in cash.

The acquisition has been accounted for using the purchase method of accounting,and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon their respective fair values at the date of acquisition. The balance of the purchase price is included in Intangible Assets and will be amortized over 40 years.

The purchase price allocation includes plans to close a number of Kash n'Karry stores in conjunction with the Company's store relocation program and as a result of identifying underperforming units that do not meet operating expectations.

The net purchase price was allocated as follows:

(Dollars in thousands)

Property, plant and equipment         $103,078
Other assets                            49,229
Intangible assets                      269,348
Long-term debt                        (230,836)
Other liabilities,net                 ( 69,241)

Purchase price, net of cash received  $121,578



The following unaudited pro forma summary combines the consolidated results of operations of the Company and Kash n' Karry as if the acquisition had occurred as of the beginning of fiscal 1995. The pro forma results include revised depreciation expense based on the fair market value of the property and equipment acquired, the amortization of intangibles arising from the transaction, and the adjustments to interest expense resulting from plans to refinance Kash n' Karry's long-term debt. This pro forma financial information is presented for informational purposes only and may not be indicative of what the actual consolidated results of operations would have been if the acquisiton had been effective at the beginning of fiscal 1995. Anticipated operational efficiencies expected from the acquisition are not fully determinable and therefore have been excluded from the amounts included in the following pro forma financial information.


                                   Years ended
                         December 28, 1996      December 30, 1995
                                   (Dollars in thousands)
     Sales                     $9,945,888              $9,260,153
     Net income                   204,722                 184,521
     Earnings per share              $.44                 $.38




3.  Property

Property consists of the following:
(Dollars in thousands)                         1996          1995
Land and improvements                    $  202,490    $  201,622
Buildings                                   429,350       407,929
Furniture, fixtures and equipment         1,169,638     1,033,493
Vehicles                                     99,745        95,965
Leasehold improvements                      234,992       153,279
Construction in progress (estimated
  costs to complete and equip at
  December 28, 1996 are $56.8 million)       32,945        19,658
                                          2,169,160     1,911,946

Less accumulated depreciation               826,345       760,193
                                          1,342,815     1,151,753
Property under capital leases
  (less accumulated depreciation
  of $90,727 and $79,555 for 1996
  and 1995, respectively)                   429,688       339,316
                                         $1,772,503    $1,491,069


Property is recorded net of provisions totaling $27.1 million and $58.2 million for 1996 and 1995, respectively, to reflect the realizable value of properties that are held for sale as part of the Company's 1994 store closing program (Note
14).

During the first quarter of 1996, Food Lion adopted Financial Accounting Standards Board Statement no. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" (FASB no. 121). This statement requires companies to record impairments to long-lived assets, certain identifiable intangibles and related goodwill when events or changing circumstances make it probable that an asset's carrying amount cannot be fully recovered. In adopting this statement, management considered the expected operating cash flows along with an estimate of the market value of the assets if they were sold. The implementation of FASB no. 121 created a non-cash charge against first quarter earnings of $9.6 million to properly reflect the carrying value of the Company's assets using discounted cash flows.


4.  Accrued Expenses
Accrued expenses consist of the following:
(Dollars in thousands)                               1996             1995
Employee profit sharing                          $ 99,618         $ 89,854
Self insurance                                     89,249           59,535
Payroll                                            53,207           39,532
Provision for store closings
  (Note 14)                                        19,271           20,413
Other                                             136,086          107,235
                                                 $397,431         $316,569


5.  Employee Benefit Plan

The Company has a noncontributory retirement plan covering all Food Lion employees. The plan provides benefits to participants upon death, retirement or termination of employment with the Company. Contributions to the retirement plan are determined by the Company's Board of Directors. The plan year ends in mid December.

Profit sharing expense totaled $94.9 million in 1996, $85.3 million in 1995 and $73.3 million in 1994.



6.  Long-Term Debt
Long-term debt consists of the following:
(Dollars in thousands)                               1996             1995

Medium term notes, due from 1999 to
2006. Interest ranges from 8.32%
to 8.73%.                                        $150,300         $150,300

Note purchase agreements, due 1998.
Interest is at 10.21%.                             50,000           50,000

Note purchase agreements, due 1997.
Interest is at 8.25%.                                -              40,000

Convertible subordinated debentures, due 2003.
Interest is at 5%.                                114,073          115,000


Senior fixed rate notes, due 2003.
Interest is at 11.5%.                               136,803              -

Senior floating rate notes, due 2003.
Interest is at a rate equal to six month
LIBOR plus 200 basis points.                        23,942              -

Mortgage payable due from 1999 through
2003. Interest ranges from 7.5% to 10.35%.         20,925              -

Other                                                  41              -
                                                  496,084         355,300
Less current portion                                  973             -
                                                 $495,111        $355,300

During the second quarter of 1996, the note purchase agreement due 1997 totaling $40.0 million was paid in full with no prepayment penalty.

The convertible subordinated debentures are convertible at any time into shares of the Company's Class A non-voting common stock at a conversion price of $7.90 per share, subject to adjustment under certain circumstances. As of December 28, 1996, 117,341 shares had been converted.

At December 28, 1996, $22.5 million in property was pledged as collateral for long-term debt. At December 28, 1996 and December 30, 1995 the Company estimated that the market value of its long-term debt was approximately $535.7 million and $377.2 million, respectively. The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

Approximate maturities of long-term debt in the years 1997 through 2001 are $0.1, $51.2, $28.3, $16.6 and $106.3 million, respectively.

The Company exercised its right to call all of the senior fixed rate notes and the senior floating rate notes at par in January, 1997 using the revolving credit facility discussed in Note 7.




7.  Credit Arrangements

The Company maintains a revolving credit facility with a syndicate of commercial banks providing $700.0 million in committed lines of credit,of which $350.0 million will expire on December 15, 1997 and the remaining $350.0 million on December 16, 2001. As of December 28, 1996, there was $250.0 million in borrowings outstanding at a weighted average interest rate of 6.22%.

Additionally, the Company had other committed short-term lines of credit with banks totaling $35.0 million,of which no borrowings were outstanding at December 28, 1996.

The Company has a $250.0 million commercial paper program, of which no borrowings were outstanding during the year ended December 28, 1996 and December 30, 1995.

In addition, the Company has periodic short-term borrowings under other informal arrangements. There were no outstanding borrowings under these arrangements at December 28, 1996 and December 30, 1995.




8.  Leases

The Company's stores operate principally in leased premises. Lease terms generally range from ten to twenty-five years with renewal options ranging from ten to twenty years. The following schedule shows future minimum lease payments under capital leases, together with the present value of net minimum lease payments, and operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 28, 1996.

                                         Capital        Operating
(Dollars in thousands)                    Leases           Leases
1997                                 $    84,242       $  137,260
1998                                      80,996          136,699
1999                                      78,964          136,317
2000                                      77,726          134,932
2001                                      76,457          133,669
Thereafter                               858,054        1,148,880
  Total minimum payments               1,256,439       $1,827,757
Less estimated executory
  costs                                   85,996
Net minimum lease payments             1,170,443
Less amount representing
  interest                               679,438
Present value of net minimum
  lease payments                       $ 491,005

Minimum payments have not been reduced by minimum sublease rentals of $13.9 million due in the future under noncancelable subleases or the remaining rent payments on leased stores that have been closed.

Total rent expense for operating leases, excluding those with terms of one year or less, is as follows:

(Dollars in thousands)                   1996         1995        1994
Minimum rents                        $137,157     $108,457    $113,606
Contingent rents,
  based on sales                          680          457         490
                                     $137,837     $108,914    $114,096



In addition, the Company has signed lease agreements for additional store facilities, the construction of which was not complete at December 28, 1996. The leases expire on various dates extending to 2021 with renewal options generally ranging from ten to twenty years. Total future minimum rents under these agreements are approximately $493.8 million.



9.  Income Taxes

Provisions for income taxes for 1996, 1995 and 1994 consist of the following:

(Dollars in thousands)                 Current        Deferred        Total
1996
  Federal                             $134,000        $(24,400)     $109,600
  State                                 27,000         ( 4,900)       22,100
                                      $161,000        $(29,300)     $131,700
1995
  Federal                             $ 90,500        $  1,600      $ 92,100
  State                                 18,200             400        18,600
                                      $108,700        $  2,000      $110,700
1994
  Federal                             $ 86,400        $( 3,200)     $ 83,200
  State                                 17,200         (   600)       16,600
                                      $103,600        $( 3,800)     $ 99,800


The Company's effective tax rate varied from the federal statutory rate as follows:
                                          1996           1995          1994
Federal statutory rate                    35.0%          35.0%         35.0%
State income taxes, net of
  federal tax benefit                      4.3            4.3           4.3
Other                                    ( 0.3)          (0.2)          0.2
                                          39.0%          39.1%         39.5%

Deferred income tax expense relates to the following:

(Dollars in thousands)                    1996           1995          1994
Excess tax depreciation              $   2,774      $   2,852     $  11,409
Excess interest and amortization
  over rent on capital leases          ( 3,003)      (  3,258)      ( 3,229)
Provision for store closings            15,454         12,237         5,080
Closed stores                          (18,500)      (  6,838)      (   582)
Excess tax gain/loss                   ( 9,277)      (  4,882)      ( 1,903)
Asset impairment reserve               ( 3,765)          -             -
Accrued expenses                       ( 3,251)      (  2,635)      (12,507)
Other                                  ( 9,732)         4,524       ( 2,068)
                                     $ (29,300)     $   2,000      $( 3,800)


The components of deferred income tax assets and liabilities at December 28, 1996 and December 30, 1995 are as follows:


(Dollars in thousands)                                   1996          1995
Current assets:
   Inventories                                      $  16,312     $   6,298
   Accrued expenses                                    53,166        37,125
   Provision for store closings                         6,329         6,595
Total current asset                                    75,807        50,018

Noncurrent assets/(liability):
   Depreciation                                      (105,101)     (112,810)
   Leases                                              40,435        25,700
   Provision for store closings                        46,109        42,990
   Net operating loss carryforward                     20,777          -
   Other deferred charges                               6,399          -
Total noncurrent asset/(liability)                      8,619       (44,120)

Net deferred taxes                                  $  84,426     $   5,898


As of December 28, 1996, the Company had net operating loss carryforwards for tax purposes of approximately $56.0 million. Due to certain change of ownership requirements of Section 382 of the IRC, utilization of the Kash n' Karry Food Stores, Inc. operating losses is expected to be limited to approximately $3.6 million per year. If the full amount of that limitation is not used in any year, the amount not used increases the allowable limit in the subsequent year.Loss carryovers will expire during the years 2004 through 2012.



10. Other Liabilities

 Other liabilities consist of the following:
(Dollars in thousands)                             1996            1995


Estimated store closing costs                  $150,093         $67,061
Other                                            11,459           8,457
                                                161,552          75,518
Less current portion                              7,279           3,523
                                               $154,273        $ 71,995

11.  Stock Option Plans

The Company has a stock option plan under which options to purchase shares of Class A common stock may be granted to officers and key employees at prices not less than fair market value on the date of grant. Options become exercisable as determined by the Stock Option Committee of the Board of Directors of the Company on the date of grant, provided that no option may be exercised more than ten years after the date of grant.

Transactions in stock options are summarized as follows:

                                   Shares
                                   Under
                                   Option                Price Per Share
Outstanding at 1993             3,324,520                 $5.25  - 17.58
Granted                           187,650                  5.25  -  6.38
Exercised                      (    9,270)                 5.25  -  6.17
Cancelled                      (  493,970)                 5.25  - 15.83
Outstanding at 1994             3,008,930                 $5.25  - 17.58
Granted                           146,650                  5.125 -  6.50
Exercised                      (    7,531)                 5.25
Cancelled                      (  489,980)                 5.125 - 14.67
Outstanding at 1995             2,658,069                 $5.125 - 17.58
Granted                           931,715                  5.375 - 9.375
Exercised                      (  587,795)                 5.25  - 7.13
Cancelled                      (  448,154)                 5.125 - 17.58
Outstanding at 1996             2,553,835                 $5.125 - 17.58

On December 28, 1996, options for the purchase of 1,367,820 shares of Class A common stock were exercisable and 6,935,244 shares of Class A common stock were available for future grants.

During the first quarter of 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"). As permitted by SFAS 123, the Company has chosen to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its Plans. Accordingly, no compensation cost has been recognized for options granted under the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under the stock option plans consistent with the method of SFAS 123, the impact on the Company's net income and earnings per share would not have been material.



12. Common Stock

On December 28, 1996, approximately 24.3% and 15.2% of the issued and outstanding Class A non-voting common stock and 24.5% and 27.2% of the issued and outstanding Class B voting common stock was held, respectively, by Etablissements Delhaize Freres et Cie "Le Lion" S.A. (Delhaize) and Delhaize The Lion America, Inc., a wholly owned subsidiary of Delhaize (Detla). In the aggregate, Delhaize and Detla owned approximately 51.7% of the Class B voting common stock and 39.5% of Class A non-voting common stock.

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


13.  Interest Expense

Interest expense consists of the following:
(Dollars in thousands)                       1996        1995         1994
Interest on capital leases                $46,767     $38,995      $38,511
Other interest (net of $1.5, $1.9
  and $1.0 million capitalized in
  1996, 1995, and 1994, respectively.)     33,753      34,489       48,053
                                          $80,520     $73,484      $86,564


14.  Store Closing Charge

In 1993, the Company established a pre-tax charge against 1993 earnings of $170.5 million (after tax $104 million, or 22 cents per share) to cover management's best estimate of the costs associated with the closing of 88 unprofitable store locations. The Company charged $39.4 million, $31.1 million and $13.0 million, respectively, during 1996, 1995 and 1994 against the reserve related to the disposition of property and the payment of remaining rent obligations on leased stores. As of December 28, 1996, the remaining reserve is $87.0 million and is included in Property, Accrued Expenses and Other Liabilities in the accompanying balance sheet. Management believes the remaining reserve is adequate to cover the costs associated with the disposition of the remaining properties. (See Notes 3, 4 and 10 for related information).




Report of Independent Accountants

To the Shareholders of Food Lion, Inc.:
We have audited the accompanying consolidated balance sheets of Food Lion, Inc. and subsidiary, as of December 28, 1996 and December 30, 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Food Lion, Inc.and subsidiary, as of December 28, 1996 and December 30, 1995 and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.




Coopers & Lybrand L.L.P.
Charlotte, North Carolina
February 18, 1997



                               Results by Quarter
                                   (Unaudited)

(Dollars in thousands except        First      Second       Third      Fourth
per share amounts)             (12 Weeks)  (12 Weeks)  (12 Weeks)  (16 Weeks)

1996
Net sales                      $2,024,453  $2,084,414  $2,124,390  $2,772,675
Gross profit                      411,623     443,646     462,061     601,425
Operating income                   85,976      99,285     101,193     131,836
Net income                         40,853      48,584      50,018      66,615
Earnings per share                    .09         .10         .11         .14

1995
Net sales                      $1,866,262  $1,895,208  $1,913,982  $2,535,432
Gross profit                      383,073     390,456     398,292     522,426
Operating income                   81,130      82,186      82,198     111,031
Net income                         37,665      38,732      41,003      54,961
Earnings per share                    .08         .08         .09         .11



                          Market Price of Common Stock

         Year Ended December 28, 1996         Year Ended December 30, 1995
             Class A         Class B             Class A          Class B
Quarter   High     Low    High      Low        High     Low      High    Low
First    5 13/16  5 3/8   5 13/16   5 3/8     5  7/8    4 15/16 6      5 1/16
Second   8 5/16   5 1/2   8 1/16    5 1/2     6  5/8    5 7/16  6 5/16 5 1/2
Third    9 1/16   7 3/4   8 9/16    7 5/16    6  1/8    5 11/16 6 1/4  5 11/16
Fourth   9 11/16  8 3/8   9 11/16   8 1/8     6  3/16   5 1/2   6 1/4  5 7/16

The Company's Class A and the Class B common stock trades on the NASDAQ Stock Market under the symbol: FDLNA and FDLNB, respectively. Price quotations are reported on the NASDAQ National Market System. The closing market prices per share for both Class A and Class B common stock at December 28, 1996 were $9.6875, compared with $5.71875 and $5.6875, respectively, for the Class A and Class B common stock at December 30, 1995. The over-the-counter quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. On February 3, 1997, there were 30,753 holders of record of Class A common stock and 20,945 holders of record of Class B common stock. The closing market prices per share for the Class A and the Class B common stock at February 3, 1997 were $8.5625 and $8.75.


                  Dividends Declared Per Share of Common Stock


          Year Ended December 28, 1996          Year Ended December 30, 1995
Quarter          Class A        Class B               Class A         Class B
First             $.0280         $.0276               $.0243          $.0237
Second             .0280          .0276                .0243           .0237
Third              .0280          .0276                .0243           .0237
Fourth             .0280          .0276                .0243           .0237
Total             $.1120         $.1104               $.0972          $.0948





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Results of Operations
     The Company had record sales of $9.0 billion and net earnings of $206.1 million in fiscal 1996, increases of 9.7% and 19.6%, respectively, compared with fiscal 1995. During 1996, Food Lion opened 55 new stores and acquired nine additional stores when it purchased the assets of the Food Fair supermarket chain in Winston Salem, N.C. The Company relocated 22 older stores and closed three stores, resulting in 1,112 stores operating at the end of the fiscal year compared with 1,073 stores in 1995. The Company renovated 124 existing Food Lion stores in 1996, which included expanding square footage and adding deli/bakeries in most of the stores.

     In December of 1996, the Company completed its acquisition of Kash n' Karry Food Stores, Inc. of Tampa, FL. Kash n' Karry operates 100 supermarkets in West Central Florida and is operated as a wholly owned subsidiary. The transaction was accounted for using the purchase method of accounting.


Sales
     Sales reached a record $9.0 billion for the 52 weeks ended December 28, 1996, compared with $8.2 billion and $7.9 billion for the comparable periods in 1995 and 1994, resulting in annual increases of 9.7%, 3.5% and 4.2%, respectively. In 1996, the Company recorded a 5.7% increase in same store sales, or sales for stores open in comparable periods. Same store sales increases were 2.3% and 3.3% in 1995 and 1994, respectively.

     During 1996, the Company's sales increase resulted from a number of factors including its aggressive store renovation strategy, opening of new stores, conversion to 24-hour operations and several marketing initiatives. Store renovations continue to boost sales, as 124 existing stores were renovated to update equipment and properties, and in most locations, to add deli/bakeries. The Company continued to convert its stores to 24-hour operation in 1996 and, as a result, 80% of its stores had been converted to 24-hour operation as of December 28, 1996. As stated under Results of Operations above, the Company opened 55 new stores, acquired nine stores, and closed 25 older stores, a net increase of 39 stores for 1996, excluding the Kash n' Karry stores acquired in December 1996.

      During 1996, the Company expanded the MVP Customer program, which rewards loyal Food Lion shoppers with additional discounts of up to 20% off Food Lion's Extra Low Prices on a monthly selection of items featured by the program. The MVP Customer program has been increased to include a wider selection of items, and the Company plans to link it with additional promotional activity in 1997. Additionally, the Company expanded its convenience to customers by implementing debit/credit card processing and no-ID check tender in all of its stores in 1996 and offering 24 hour operations in 80% of its stores.

     The 1997 business plan includes opening 55 to 60 new stores (up to 20 of these replacing older stores) and renovating approximately 100 existing stores. The Company's growth strategy includes plans to open new stores and renovate existing stores to maintain a competitive edge in the Company's current markets, and expand by acquisitions, if and when appropriate. In addition, Food Lion will continue to evaluate its store base and may close stores to take advantage of relocation opportunities or to eliminate operating losses in underperforming stores. During 1996, Food Lion's Southwest market, with 61 stores, improved cash flow and reduced operating losses. The Company continues to monitor sales and profits in the Southwest market. Food Lion will continue to evaluate the performance of all corporate assets, including those in the Southwest. Food Lion's growth strategy is flexible, and the Company will listen to its customers and revise its strategy accordingly in an effort to provide Extra Low Prices and More for its customers.


Gross Profit
     In fiscal 1996, gross profit was 21.31% of sales compared with 20.63% and 20.28% in 1995 and 1994, respectively. Gross profit increased by 0.68% of sales in 1996 through category management initiatives, increases in private label sales, and the addition of deli/bakery departments. Category management initiatives increased gross profit through product analysis, selection and strategic pricing, contributing to gross profit increases in the grocery, perishables and fresh departments in 1996. In addition, gross profits were positively impacted by the Company's private label program, which during the year increased to 16% of total sales, and the number of stores with deli/bakery departments, which increased from 733 in 1995 to 888 in 1996. The Company continues to focus on providing customers with quality, freshness and cleanliness as part of its Extra Low Prices and More philosophy. The Company's improved gross profit in 1995 was primarily the result of improved product mix in the higher margin departments of meat, perishable and deli, due to the Company's focus on quality and freshness and store renovations which added deli/bakeries.

     The LIFO charge, as a percent of sales, decreased gross profit by 0.11% in 1996, 0.18% in 1995 and 0.21% in 1994. FIFO
gross profits were 21.42%, 20.81% and 20.49%, respectively in 1996, 1995 and 1994.


Selling and Administrative Expenses
     Selling and administrative expenses as a percentage of sales were 14.72%, 14.51% and 14.24% in 1996, 1995, and 1994, respectively. Selling and administrative expenses were impacted in 1996 by provisions to cover the cost of planned store closings, expenses related to technology improvements for stores, and losses resulting from hurricanes Fran and Bertha. The Company is required to provide for the cost of closing stores as such decisions are finalized. The cost to close a store averages $500,000 to $900,000. At the end of 1996, Food Lion had provided for all planned 1997 closings, which includes 18 to 20 relocations and the closing of 15 underperforming units.


     During 1996, the Company also incurred expenses related to technology improvements, including on-line communications to stores and the extension of debit/credit card acceptance and no-ID check tender to all stores. The above increases were offset partially by improved store operating expenses such as salaries, benefits, supplies and repairs as the Company controlled these costs during periods of strong sales performance.

     Advertising costs increased in 1996 primarily due to additional print media advertising targeted to certain market areas. In addition, the Company continued its marketing strategies focusing on enhancing the Company's image through the Gold Lion Guarantee initiative, which communicates the Company's commitment to quality, freshness, cleanliness, service and friendliness using the theme Extra Low Prices and More and the MVP Customer Card program, described under Sales above. The Company also had two successful promotional campaigns tied in with NASCAR ("National Association for Stock Car Auto Racing") race events and participated in other advertising as the "Official Supermarket of NASCAR," a relationship the Company began in December, 1995.

     Food Lion's 1996 business plan reflected the Company's commitment to maintaining its existing store base as 124 store renovations were completed in 1996 compared with 121 in 1995 and 65 in 1994. The Company currently intends to complete approximately 100 renovations to existing stores in 1997. Store renovations negatively impact the Company's operating expenses such as rent and utilities, but add value to customers as demonstrated by sales increases in renovated stores. Deli/bakery departments, in particular, command a higher gross margin, but they also include additional expenses related to rent, supplies, salaries and maintenance. The Company plans to continue an aggressive renovation program to maintain a quality shopping environment for customers in all Food Lion stores.

     The Company established a pre-tax charge against 1993 earnings of $170.5 million (approximately $104 million after tax) to cover management's estimate of the costs associated with the closing of 88 unprofitable store locations. The Company charged $39.4 million, $31.1 million and $13.0 million, respectively, during 1996, 1995 and 1994, relating to the disposition of property and the payment of remaining rent obligations on leased stores, against the reserve. As of December 28, 1996, the remaining reserve is $87.0 million and is included in Property, Accrued Expenses and Other Liabilities in the accompanying balance sheet. The Company realized the total annual benefit of $30.0 million pre-tax on these store closings in 1996 and 1995 (partial benefit of approximately $24.0 million was realized in 1994). Management currently believes the remaining reserve is adequate to cover the costs associated with the disposition of the remaining properties.

The Company believes that expenses related to the customer initiatives outlined above are effectively increasing sales, and the Company plans to continue to incur these expenses and others designed to increase sales and meet customer needs.


Interest Expense
     Interest Expense as a percent of sales was 0.89% in 1996 and 1995, and 1.09% in 1994. During the second quarter of 1996, the Company used excess cash to repurchase $40 million in privately issued notes. Offsetting the above, interest expense on capital leases increased $7.8 million as a result of an increase in the number of capital leases and lease modifications due to renovations. Interest expense decreased in 1995 due to the prepayment of three series of senior unsecured notes totaling $214 million in the fourth quarter of 1994, and additional capitalized interest as a result of construction to expand the Greencastle, Pennsylvania distribution center and the construction of nine Company-owned stores. Interest expense increased in 1994 due to the amortization of rent obligations on the 1994 store closings and lower capitalized interest as a result of less construction (during 1994, eight Company-owned stores were constructed compared with 31 Company-owned stores in 1993).


Depreciation Expense
     Depreciation expense as a percent of sales was 1.84% in 1996 compared with 1.78% in 1995 and 1.76% in 1994. Depreciation increased in 1996 primarily due to leasehold improvements resulting from 124 store renovations and depreciation on leased assets resulting from an increase in the number of capital leases. During 1996, the Company equipped 55 leased stores and renovated 124 existing stores. During 1995, the Company constructed and equipped nine stores, equipped 38 leased stores, renovated 121 stores and completed an expansion of its Greencastle, Pennsylvania distribution center. During 1994, the Company closed 84 underperforming stores, constructed and equipped eight stores, equipped 22 leased stores, renovated 65 existing stores and began construction to expand its Greencastle, Pennsylvania distribution center.

     The Company plans to finance the majority of its store growth in 1997 with conventional lease arrangements, but will continue to build and own stores in market areas where leasing is not economically advantageous.


Impairment of Assets Reserve
     During the first quarter of 1996, Food Lion adopted Financial Accounting Standards Board Statement no. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FASB no. 121). This statement requires companies to record impairments to long-lived assets, certain identifiable intangibles and related goodwill when events or changing circumstances make it probable an asset's carrying amount cannot be fully recovered. In adopting this statement, management considered the expected operating cash flows along with an estimate of the market value of the assets if they were sold. The implementation of FASB no. 121 created a non-cash charge against first quarter earnings of $9.6 million to properly reflect the carrying value of the Company's assets, using discounted cash flows.


LIFO
     The LIFO reserve increased $10.3 million in 1996, as compared with increases of $15.0 million in 1995 and $16.3 million in 1994. The 1996 increase was primarily due to increased cost of grocery, frozen food and dairy items. In 1995, paper, plastic products and packaging were the primary contributors to the LIFO increase. During 1994, inflationary coffee costs were a large part of the LIFO reserve increase.


Income Taxes
     The provision for income taxes was $131.7 million in 1996, $110.7 million in 1995 and $99.8 million in 1994. The Company's effective tax rate was 39.0% in 1996 compared with 39.1% in 1995 and 39.5% in 1994. Assuming there are no additional federal or state income tax rate increases, Food Lion expects the effective rate for 1997 to be 39.0%.


Liquidity and Capital Resources
     Cash provided by operating activities was $315.3 million in 1996, compared with $330.6 million in 1995 and $389.9 million in 1994. The decrease in 1996 was due primarily to increased inventory levels and increased receivables. The decrease in 1995 was primarily due to changes in comparative levels of inventory as a result of more store openings occurring toward the end of 1995, an increase in prepaid expenses and a decrease in taxes payable, offset by a decrease in receivables and an increase in payables. The increase in 1994 was due to improved earnings, lower inventories achieved by improvement in inventory management techniques and the closing of underperforming stores in early 1994. Accounts payable, accrued expenses and income taxes payable increases also contributed to the increase in cash provided by operating activities in 1994.

     Cash flows used in investing activities increased to $377.7 million in 1996 compared with $199.1 million and $112.1 million in 1995 and 1994, respectively. In December of 1996, Food Lion purchased the stock of Kash n' Karry for $121.6 million and as of December 28, 1996, the Company had paid $25.7 million to retire a portion of Kash n' Karry's debt.

      Capital expenditures increased to $283.6 million in 1996, compared with $219.9 million in 1995 and $117.3 million in 1994. During 1996, the Company equipped a total of 55 new stores and renovated 124 existing stores (including expansions in the majority of these stores) and implemented debit/credit and on-line communication technology in its stores. During 1995, the Company constructed nine Company-owned stores, completed 121 store renovations and completed construction on an expansion of the Greencastle, Pennsylvania distribution center. During 1994, the Company equipped a total of 30 new stores, constructed eight Company-owned stores, completed 65 store renovations and began construction of the expansion of its Greencastle, Pennsylvania distribution center.

     As a result of 64 total store openings (including the acquisition of nine Food Fair stores) and the closing of 25 stores in 1996, total stores increased from 1,073 to 1,112. Total store square footage increased 8.51% from 30.1 million in 1995 to 32.6 million in 1996. The total distribution space owned by the Company was approximately 10.0 million square feet in 1996 compared with
9.9 million and  9.5 million in 1995 and 1994, respectively.

     In 1997, Food Lion plans to continue its three-fold growth plan, which focuses on a combination of renovations and new store openings, as well as growth through acquisitions, if and when appropriate. The Company presently expects to open a total of 55 to 60 new stores and to renovate approximately 100 stores in 1997. The Company anticipates that the majority of the new stores will be opened under conventional leasing arrangements and, as a result, the impact on liquidity of owning stores will be insignificant in 1997. Significant capital expenditures currently planned for 1997 include approximately $108 million for store expansion and new store construction, $123 million to equip new and renovated stores, and $8 million for land costs. In addition, the Company anticipates $150 million in capital expenditures over the next four years for Kash n' Karry store remodels and new store development.

     The Company plans to finance capital expenditures for 1997 through funds generated from operations, existing bank and credit lines, and additional long term debt. The Company will consider the possibility of sale-leaseback transactions on certain free-standing, Company-owned stores in the future if advantageous opportunities are presented by potential lessors.

     During 1996, Food Lion expended $44.3 million for the purchase of Class A and Class B shares, as part of the Company's program to repurchase up to $100 million of its outstanding shares. The Company purchased 3,047,000 shares of Class A stock at an average price of $5.89 per share, and 3,722,250 shares of Class B stock at an average price of $7.09 per share. Additional purchases may be made in the open market under the current program as deemed in the best interest of shareholders. During 1995, the Company expended $50.9 million to purchase 5,640,615 shares of Class A stock at an average price of $5.89 per share, and 2,946,500 shares of Class B stock at an average price of $5.87 per share.


Debt
     The Company maintains a revolving credit facility with a syndicate of commercial banks providing $700.0 million in committed lines of credit. Of this $700.0 million, $350.0 million will expire on December 15, 1997 and $350.0 million will expire on December 16, 2001. Outstanding borrowings were $250.0 million as of December 28, 1996. During 1996, the Company had average borrowings of $7.55 million at a daily weighted average interest rate of 6.22% with a maximum amount outstanding of $250.0 million.

     The Company also maintains additional committed lines of credit totaling $35.0 million which are available when needed. The Company is not required to maintain compensating balances related to these lines of credit and borrowings may occur periodically. The Company had no borrowings outstanding under these lines at December 28, 1996. During 1996, the Company had average borrowings of $3.02 million at a daily weighted average interest rate of 5.42% with a maximum amount outstanding of $24.0 million.

     The Company has a $250.0 million commercial paper program, of which no borrowings were outstanding at December 28, 1996, December 30, 1995 and December 31, 1994 nor used during these years.

     Finally, the Company has periodic short-term borrowings under informal credit arrangements which are available to the Company at the discretion of the lender (see table below):


                   Informal Credit Arrangements
                       (Dollars in millions)


                                             1996      1995       1994

Outstanding borrowings at year end         $    0     $   0      $20.0
Average borrowings                            3.0       0.3        2.4
Maximum amount outstanding                   55.0      20.0       20.0
Daily weighted average interest rate         5.48%     6.04%     5.62%

     In 1996, the Company repurchased privately issued notes totaling $40.0 million, which were due on February 1, 1997. During the fourth quarter of 1994, the Company pre-paid three series of senior unsecured notes totaling $214.0 million which were due from 1998 to 2003 at interest rates ranging from 6.97% to 8.00%.

     The Company has outstanding $114.1 million of 5% convertible subordinated debentures due 2003. The debentures are convertible into shares of the Company's Class A non-voting stock at $7.90 per share. As of December 28, 1996, 117,341 shares have been converted. The Company also currently has outstanding two series of notes in the aggregate amount of $200.3 million.

     The Company expects that in the near future it will issue up to $300 million in debt securities, the proceeds of which will be used to retire certain other indebtedness.


Impact of Inflation
     During 1996, the impact of inflation on the Company's operating results was moderate. Inventory and labor, the Company's primary costs, increase with inflation and, where possible, will be recovered through operating efficiencies and gross profits.

Other:
From time to time, information provided by the Company, including written or oral statements made by its representatives, may contain forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, future capital expenditures and the Company's business strategy, are forward-looking statements. In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such Forward-Looking information. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company.

Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking information include: changes in the general economy or in the Company's primary markets, changes in consumer spending, competitive factors and other factors affecting the Company's business in or beyond the Company's control. These factors include changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to litigation or other claims, inability to develop new stores or complete remodels as rapidly as planned, stability of product costs, and uncertainties detailed from time-to-time in the Company's filings with the Securities and Exchange Commission, including on Forms 10-Q, 10-K and 8-K.