Form 10-K405, Exhibit 13
period 1998-01-03
FOOD LION INC
filed 1998-04-08
CIK 37912

Consolidated Statements of Income


                                Year Ended      Year Ended         Year Ended
                                 January 3,   December 28,       December 30,
(Dollars in thousands             1998             1996               1995
except per share amounts)                      Restated
Net sales                   $   10,194,385   $9,005,932         $8,210,884
Cost of goods sold               7,975,659    7,087,177          6,516,637
Gross profit                     2,218,726    1,918,755          1,694,247
Selling and administrative
  expenses                       1,516,726    1,325,592          1,191,532
Depreciation and amortization      219,833      165,286            146,170
Asset impairment reserve             -           22,187               -
Store closing charge/(income)       84,40       (27,600)              -
Operating income                   397,765      433,290            356,545
Interest expense                   115,389       80,520             73,484
     Income before
     income taxes                  282,376      352,770            283,061

Provision for income taxes         110,126      137,550            110,700

     Net income                 $  172,250   $  215,220         $  172,361

Basic earnings per common share $      .37   $      .46         $      .36


(Results as a percentage
of sales)

Net sales                          100.00%          100.00%            100.00%
Cost of goods sold                  78.24            78.69              79.37
Gross profit                        21.76            21.31              20.63
Selling and administrative
  expenses                          14.88            14.72              14.51
Depreciation and amortization        2.16             1.84               1.78
Asset impairment reserve              -                .25                -
Store closing charge/(income)         .82             (.31)               -
Operating income                     3.90             4.81               4.34
Interest expense                     1.13              .89                .89
     Income before
     income taxes                    2.77             3.92               3.45

Provision for income taxes           1.08             1.53               1.35

     Net income                      1.69%            2.39%              2.10%


The accompanying notes are an integral part of the consolidated financial statements.




Consolidated Balance Sheets
                                              January 3,      December 28,
(Dollars in thousands                           1998              1996
except per share amounts)                                      Restated
Assets

Current assets:
  Cash and cash equivalents             $       56,147      $  102,371
  Receivables                                  166,790         151,163
  Inventories                                  982,744       1,065,743
  Prepaid expenses and other                    28,234          33,660
  Deferred tax asset                            63,123          75,807
     Total current assets                    1,297,038       1,428,744

 Property, at cost, less accumulated
  depreciation                               1,842,269       1,768,232
 Deferred tax asset                             51,980           2,769
 Intangible assets less accumulated
  amortization                                 267,656          278,726
Total assets                                $3,458,943       $3,478,471

Liabilities and Shareholders' Equity

Current liabilities:
  Short-term borrowings                     $   80,000       $  250,010
  Accounts payable, trade                      460,714          470,994
  Accrued expenses                             351,173          378,160
  Capital lease obligations - current           20,427           21,970
  Long term debt - current                       2,525              973
  Other liabilities - current                    8,756            7,279
  Income taxes payable                               0            5,578
       Total current liabilities               923,595        1,134,964
Long-term debt                                 586,355          495,111
Capital lease obligations                      489,928          469,035
Other liabilities                              125,880          154,273
       Total liabilities                     2,125,758        2,253,383

Shareholders' equity:
  Class A non-voting common stock,
    $.50 par value; authorized
    1,500,000,000 shares; issued and
    outstanding 236,224,000 shares at
    January 3, 1998 and 236,166,000
    shares at December 28, 1996                118,112          118,083
  Class B voting common stock, $.50
    par value; authorized 1,500,000,000
    shares; issued and outstanding
    232,727,000 shares at January 3, 1998
    and 232,902,000 shares at
    December 28, 1996                          116,364          116,451

  Additional capital                               794            1,708
  Retained earnings                          1,097,915          988,846
     Total shareholders' equity              1,333,185        1,225,088
           Total liabilities and
           shareholders' equity            $ 3,458,943       $3,478,471

The accompanying notes are an integral part of the consolidated financial statements.



Consolidated Statements of Cash Flows
                                               January 3,        December 28,
                                                 1998                1996
(Dollars in thousands)                                               Restated
Cash flows from operating activities
  Net income                                  $172,250            $215,220
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Depreciation and amortization             219,833             165,286
     Loss(gain) on disposals of property           964                 466
     Store closing charge/(income)              84,402             (27,600)
     Asset impairment reserve                      -                22,187
     Deferred income taxes                    ( 36,527)          (  23,450)
     Changes in operating assets
     and liabilities net of effect of
     acquisition of subsidiary:
      Receivables                             ( 15,627)         (  50,845)
      Inventories                               82,999          (  90,484)
      Prepaid expenses and other                 5,426          (   6,531)
      Accounts payable and accrued expenses   ( 40,945)            71,351
      Income taxes payable                    (  5,578)             5,578
      Other liabilities                       ( 36,416)            34,099

        Total adjustments                      258,531            100,057


        Net cash provided by operating
          activities                           430,781            315,277

Cash flows from investing activities
  Capital expenditures                       ( 346,134)         ( 283,564)
  Proceeds from sale of property                32,572             27,464
  Investment in subsidiary,
    net of cash received                          -             (  99,852)
         Net cash used in investing
           activities                        ( 313,562)         ( 355,952)

Cash flows from financing activities
  Net (payments) proceeds under short-term
   borrowings                                ( 170,010)           250,000
  Principal payments on long-term debt       ( 212,027)         (  65,656)
  Proceeds from issuance of long-term debt     304,823                 -
  Principal payments under capital
   lease obligations                          ( 22,076)         (  17,764)
  Dividends paid                              ( 62,748)         (  52,310)
  Repurchase of common stock                  (  2,960)         (  44,345)
  Proceeds from issuance of common stock         1,555              3,086

          Net cash (used in) provided by
            financing activities             ( 163,443)            73,011
Net (decrease) increase in cash and
  cash equivalents                           (  46,224)            32,336
Cash and cash equivalents at beginning
  of year                                      102,371             70,035
Cash and cash equivalents at end of year     $  56,147           $102,371

The accompanying notes are an integral part of the consolidated financial statements




Consolidated Statements of Cash Flows
                                                     December 30,
                                                             1995
(Dollars in thousands)
Cash flows from operating activities
  Net income                                             $172,361
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Depreciation and amortization                        146,170
     (Gain) loss on disposals of property                (  1,995)
      Asset impairment reserve                                -
      Deferred income taxes                                 2,000
     Changes in operating assets
     and liabilities:
      Receivables                                          12,633
      Inventories                                        ( 27,737)
      Prepaid expenses and other                         (  9,527)
      Accounts payable and accrued expenses                44,687
      Income taxes payable                               ( 22,169)
      Other liabilities                                    14,152

         Total adjustments                                158,214

         Net cash provided by operating
           activities                                     330,575

Cash flows from investing activities
  Capital expenditures                                   (219,905)
  Proceeds from sale of property                           20,806


         Net cash used in investing
           activities                                    (199,099)

Cash flows from financing activities
  Net (payments) proceeds under short-term
   borrowings                                            ( 20,000)
  Principal payments on long-term debt                   (     25)
  Principal payments under capital
   lease obligations                                     ( 11,081)
  Dividends paid                                         ( 46,293)
  Repurchase of common stock                             ( 50,950)
  Proceeds from issuance of common stock                       39
           Net cash used in
             financing activities                        (128,310)

Net increase in cash and cash
  equivalents                                               3,166

Cash and cash equivalents at beginning
  of year                                                  66,869

Cash and cash equivalents at end of year                 $ 70,035

The accompanying notes are an integral part of the consolidated financial statements



Consolidated Statements of Shareholders' Equity

                                             Class A             Class B
(Dollars and shares in thousands           Common Stock        Common Stock
except per share amounts)                Shares   Amount     Shares    Amount


Balances December 31, 1994              244,142  $122,071   239,571  $119,786
  Cash dividends declared:
     Class A - $.0972 per share
     Class B - $.0948 per share
   Sale of stock                              8         4       -         -
   Repurchase of common stock           (5,641)   (2,820)   (2,946)   (1,473)
   Net income
Balances December 30, 1995              238,509   119,255   236,625   118,313
  Cash dividends declared:
     Class A - $.1120 per share
     Class B - $.1104 per share
   Sale of stock                            587      293        -         -
   Repurchase of common stock          (  3,047) ( 1,524)  (  3,723) (  1,862)
   Converted debt                           117       59        -         -
   Net income
Balances December 28, 1996, restated    236,166   118,083   232,902   116,451
  Cash dividends declared:
     Class A - $.1348 per share
     Class B - $.1328 per share
   Sale of stock                            293       147       -          -
   Repurchase of common stock           (   235)  (   118)  (    175)   (  87)
   Net income
Balances January 3, 1998                236,224  $118,112   232,727  $116,364


The accompanying notes are an integral part of the consolidated financial statements




                                      Additional    Retained
                                         Capital    Earnings       Total


Balances December 31, 1994            $    337     $785,159   $1,027,353
  Cash dividends declared:
     Class A - $.0972 per share            -       ( 23,621)  (   23,621)
     Class B - $.0948 per share            -       ( 22,672)  (   22,672)
  Sale of Stock                             35         -              39
  Repurchase of common stock              (372)    ( 46,285)  (   50,950)
  Net income                               _        172,361      172,361

Balances December 30, 1995                 -        864,942    1,102,510
  Cash dividends declared:
     Class A - $.1120 per share            -       ( 26,436)  (   26,436)
     Class B - $.1104 per share            -       ( 25,874)  (   25,874)
  Sale of stock                          2,793         -           3,086
  Repurchase of common stock           ( 1,953)    ( 39,006)  (   44,345)
  Converted debt                           868          -            927
  Net income                               -        215,220      215,220

Balances December 28, 1996, restated     1,708      988,846    1,225,088
Cash dividends declared:
     Class A - $.1348 per share            -       ( 31,825)   (  31,825)
     Class B - $.1328 per share            -       ( 30,923)   (  30,923)
  Sale of stock                          1,408         -           1,555
  Repurchase of common stock           ( 2,322)    (    433)    (  2,960)
  Net income                               -        172,250      172,250
Balances January 3, 1998                $  794   $1,097,915   $1,333,185



Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

Nature of Operations
As of January 3, 1998, the Company operated 1,157 retail food supermarkets and eight distribution centers in 11 states in the Southeast United States. The Company's stores, which are operated under the names of "Food Lion" and "Kash n' Karry," sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen foods, deli/bakery and non-food items, such as health and beauty aids and other household and personal products.

Principles of Consolidation
The consolidated financial statements include the accounts of Food Lion, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Operating Segment
The Company engages in one line of business, the operation of general food supermarkets.

Fiscal Year
The Company's fiscal year ends on the Saturday nearest to December 31. The year ended January 3, 1998 included 53 weeks. The years ended December 28, 1996 and December 30, 1995 each included 52 weeks. The 1997 disclosed amounts represent the year ended January 3, 1998.

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

Inventories
Inventories are stated at the lower of cost or market. Inventories valued using the last-in, first out (LIFO) method comprised approximately 86% and 83% of inventories, in 1997 and 1996, respectively. Meat, produce and deli inventories are valued on the first-in, first-out (FIFO) method. If the FIFO method were used entirely, inventories would have been $114.4 million and $104.4 million greater in 1997 and 1996, respectively. Application of the LIFO method resulted in increases in the cost of goods sold of $10.0, $10.2 and $15.0 million for 1997, 1996 and 1995, respectively.

Statements of Cash Flows
Selected cash payments and noncash activities were as follows:

(Dollars in thousands)                             1997       1996       1995
Cash payments for income taxes                 $158,543   $154,791   $130,907
Cash payments for interest,
   net of amounts capitalized                   108,743     76,631     70,095
Non-cash investing and financing activities:
   Capitalized lease obligations
      incurred for store properties              80,207    130,899     91,219
   Capitalized lease obligations
      terminated for store properties            31,633     25,710      9,615
   Capitalized lease obligations for
      store equipment purchases                      -         -        3,069
   Capitalized lease obligations terminated
      for store equipment                         7,148        -           -
Conversion of long term debt to stock              -           927         -

Property
Property is stated at historical cost and depreciated on a straight-line basis over the estimated service lives of assets, generally as follows:

Buildings                                       40 years
Furniture, fixtures and equipment           3 - 10 years
Leasehold improvements                           8 years
Vehicles                                         7 years
Property under capital leases                 Lease term

Intangible Assets
Intangible assets primarily include goodwill, tradenames and favorable leasehold interests, all of which have been acquired in conjunction with purchase business combinations. Intangible assets are amortized on a straight-line basis over the estimated useful lives.

The Company evaluates, on an on-going basis, the carrying value of intangible assets based on projections of undiscounted cash flows. If impairment is identified, the Company compares the assets future discounted cash flows to its current carrying value and records specific provisions as appropriate.

Deferred Income Taxes
Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

Cost of Goods Sold
Purchases are recorded net of cash discounts.

Advertising Costs
Advertising costs are expensed as incurred.

Store Opening Costs
Costs associated with the opening of new stores are expensed as incurred.

Store Closing Costs
When a decision is made to close a store, the Company records a charge to cover the estimated costs of the planned store closing including (1)the unrecoverable portion of the present value of the remaining lease payments on leased stores (recorded in Other Liabilities on the Company's Consolidated Balance Sheet), (2) the write down of store assets (building, equipment, etc.) to reflect estimated realizable values (recorded as a reduction of the recorded asset cost on the Company's Consolidated Balance Sheet), and (3) other costs associated with the store closing recorded in Accrued Expenses on the Company's Consolidated Balance Sheet).

The Company intends to close stores within a year after the decision to close is made.

Recoverable and realizable values are determined based on historical disposition of similar assets and current economic conditions, and are reviewed as new information becomes available or economic conditions change.
The Company makes adjustments to the valuation reserves as needed.

At the closing date the Company discontinues depreciation on all assets related to closed store properties. Disposition efforts on these assets begin immediately following the store closing.

Significant cash outflows associated with store closings relate to on-going rent payments on leased stores. The principal portion of the rent payments is charged against the lease liability established for closed stores (discussed above), while the interest portion of the rent payments is recorded against current year earnings and is recorded in Interest Expense.

Self Insurance
The Company is self-insured for workers' compensation, general liability and vehicle accident claims. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported, with a maximum per occurrence of $500,000 for workers' compensation, $600,000 for general liability and $750,000 for vehicle liability. The Company is insured for covered costs in excess of these limits.

Self insurance expense related to the above totaled $32.9 million in 1997, $30.4 million in 1996, and $35.3 million in 1995. Total claim payments related to the above were $30.3 million in 1997,$25.8 million in 1996, and $26.2 million in 1995.

Earnings Per Share
The Company adopted Financial Accounting Standards Board Statement No.128, "Earnings per Share", which requires entities to present basic earnings per share computed by dividing income available to common stockholders by the weighted average number of common shares outstanding (468.9 million shares in 1997 and 470.2 million shares in 1996). The effect of stock options and convertible subordinated debentures does not result in a material dilution of earnings per share.

Reclassification
Certain financial statement items have been reclassified to conform to the current year's format.

Year 2000 Disclosure
The Company has and will continue to make certain investments in software systems and applications to ensure the Company is year 2000 compliant. The financial impact to the Company has not been and is not anticipated to be material to its financial position or results of operations in any given year.

2.  Acquisitions

On December 18, 1996, the Company acquired all of the outstanding shares of Kash n' Karry Food Stores, Inc. ("Kash n' Karry"), a Florida-based supermarket retailer which operated 100 stores, for $121.6 million. The Company began reporting consolidated results of operations, including Kash n' Karry, in the first quarter of 1997.

The Kash n' Karry acquisition was accounted for using the purchase method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based upon their respective fair values at the date of acquisition. In accordance with Accounting Principles Board Opinion No. 17, the Company determined that the balance of the purchase price (goodwill, including tradenames) had an unlimited useful life, and as a result, established a 40-year straight-line amortization period for these intangible assets.

The acquisition strategy included plans to close a number of Kash n' Karry stores in conjunction with the Company's store relocation program and as a result of identifying underperforming units that do not meet operating expectations. Eleven of these stores were closed in 1997. During the fourth quarter of 1997, the Company finalized plans to close an additional 11 stores during the next eighteen months.

The net purchase price was initially allocated as follows:

(Dollars in thousands)

Property, plant and equipment        $103,078
Other assets                           49,229
Intangible assets                     269,348
Long-term debt                       (230,836)
Other liabilities, net               ( 90,967)

Purchase price less cash received    $ 99,852

3.  Property

Property consists of the following:
(Dollars in thousands)                       1997            1996
Land and improvements                    $160,543        $202,490
Buildings                                 397,496         401,717
Furniture, fixtures and equipment       1,265,085       1,163,099
Vehicles                                   98,529          99,745
Leasehold improvements                    361,278         258,354
Construction in progress (estimated
  costs to complete and equip at
  January 3, 1998 are $64.8 million)       41,488          32,945
                                        2,324,419       2,158,350
Less accumulated depreciation             941,298         824,560
                                        1,383,121       1,333,790

Property under capital leases             569,855         526,954
Less accumulated depreciation             110,707          92,512
                                          459,148         434,442

                                       $1,842,269      $1,768,232


At January 3, 1998 the Company had $99.4 million (book value) in property held for sale.

During the first quarter of 1996, Food Lion adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FASB No. 121). This statement requires companies to record impairments to long-lived assets, certain identifiable intangibles and related goodwill when events or changing circumstances make it probable that an asset's carrying amount cannot be fully recovered. In adopting this statement, management considered the expected operating cash flows along with an estimate of the fair value of the assets if they were sold. The implementation of FASB No. 121 created a non-cash charge against 1996 earnings of $22.2 million (see Note 17).




4. Intangible Assets

Intangible Assets is comprised of the following:

                                1997              1996
     Goodwill                 $205,809          $207,068
     Tradenames                 58,000            58,000
     Leasehold interest         15,312            15,445
                               279,121           280,513
     Accumulated amortization   11,465             1,787
                              $267,656          $278,726

During 1997, changes in Goodwill arose primarily from the acquisition of individual store locations from competitors and purchase price allocation adjustments for Kash n' Karry to finalize the acquisition accounting for the opening balance sheet and to reduce store closing reserves, originally established at the acquisition date, to reflect updated estimated recoverable values and costs related to closed store properties.

5.  Accrued Expenses
Accrued expenses consist of the following:
(Dollars in thousands)                               1997             1996
Employee profit sharing                          $100,634        $ 99,581
Self insurance                                     75,735          89,249
Payroll                                            37,410          55,200
Reserves for store closings                         7,436           1,000
Other                                             129,958         133,130
                                                 $351,173        $378,160

6.  Employee Benefit Plan

The Company has a non-contributory retirement plan covering all Food Lion employees. The plan provides benefits to participants upon death, retirement or termination of employment with the Company. Contributions to the retirement plan are determined by the Company's Board of Directors. Expense related to the plan totaled $97.8 million in 1997, $94.9 million in 1996 and $85.3 million in 1995.

7.  Long-Term Debt

Long-term debt consists of the following:
(Dollars in thousands)                             1997             1996

Medium-term notes, due from 1999 to
2006. Interest ranges from 8.32%
to 8.73%.                                       $150,300          $150,300

Debt Securities, due 2007.  Interest
is at 7.55%                                      150,000               -

Debt Securities, due 2027.  Interest
is at 8.05%                                      150,000               -

Note purchase agreements, due 1998.
Interest is at 10.21%.                               -              50,000

Convertible subordinated debentures, due 2003.
Interest is at 5%.                               114,073           114,073

Senior fixed-rate notes, due 2003.
Interest is at 11.5%.                               -              136,803

Senior floating-rate notes, due 2003.
Interest is at a rate equal to six month
LIBOR plus 200 basis points.                        -               23,942

Mortgage payables due from 1999 through
2003. Interest ranges from 7.5% to 10.35%.        20,043            20,925

Other                                              4,464                41
                                                 588,880           496,084
Less current portion                               2,525               973
                                                $586,355          $495,111

The Company exercised its right to call all of the senior fixed-rate notes and the senior floating-rate notes at par in January, 1997 using the revolving credit facility discussed in Note 8. Issuance of debt securities in April, 1997 were used to replace the borrowings made under the revolving credit facility.

During the fourth quarter of 1997, the note purchase agreement due in 1998 totaling $50.0 million was paid in full with no prepayment penalty.

The convertible subordinated debentures are convertible at any time into shares of the Company's Class A non-voting common stock at a conversion price of $7.90 per share, subject to adjustment under certain circumstances. As of January 3, 1998, 117,341 shares had been converted.

At January 3, 1998, $22.8 million (book value) in property was pledged as collateral for mortgage payables.

At January 3, 1998 and December 28, 1996, the Company estimated that the fair value of its long-term debt was approximately $641.3 million and $535.7 million, respectively. The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

Approximate maturities of long-term debt in the years 1998 through 2002 are $2.5, $42.5, $2.8, $106.3 and $1.6 million, respectively.

8.  Credit Arrangements

The Company maintains a revolving credit facility with a syndicate of commercial banks providing $700.0 million in committed lines of credit, of which $350.0 million will expire on December 15, 1998 and the remaining $350.0 million on December 16, 2001. There were no borrowings outstanding at January 3, 1998 and $250.0 million was outstanding at December 28, 1996.

Additionally, the Company had other committed short-term lines of credit with banks totaling $35.0 million, of which no borrowings were outstanding at January 3, 1998.

The Company has a $250.0 million commercial paper program, of which no borrowings were outstanding during the years ended January 3, 1998 and December 28, 1996.

In addition, the Company has periodic short-term borrowings under other informal arrangements. Outstanding borrowings under these arrangements were $80.0 million at January 3, 1998 at an average interest rate of 6.09% with no borrowings outstanding at December 28, 1996.

9.  Leases

The Company's stores operate principally in leased premises. Lease terms generally range from ten to thirty years with renewal options ranging from five to twenty years. The following schedule shows future minimum lease payments under capital leases, together with the present value of net minimum lease payments, and operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of January 3, 1998.

                                         Capital     Operating Leases
(Dollars in thousands)                    Leases   Open Stores Closed Stores
1998                                 $    83,666   $ 129,118     $19,253
1999                                      83,283     129,093      18,861
2000                                      82,243     128,068      18,445
2001                                      81,397     126,990      18,145
2002                                      81,348     125,271      17,990
Thereafter                               893,848   1,059,351     137,589
  Total minimum payments               1,305,785  $1,697,891    $230,283
Less estimated executory
  costs                                   71,163
Net minimum lease payments             1,234,622
Less amount representing
  interest                               724,267
Present value of net minimum
  lease payments                       $ 510,355

Minimum payments have not been reduced by minimum sublease rentals of $18.4 million due in the future under non-cancelable subleases.

Total rent expense for operating leases, excluding those with terms of one year or less, is as follows:

(Dollars in thousands)                   1997         1996        1995
Minimum rents                        $133,786     $137,157    $108,457
Contingent rents,
  based on sales                          371          680         457
                                     $134,157     $137,837    $108,914

In addition, the Company has signed lease agreements for additional store facilities, the construction of which were not complete at January 3, 1998. The leases expire on various dates extending to 2022 with renewal options generally ranging from ten to twenty years. Total future minimum rents under these agreements are approximately $639 million.

10.  Income Taxes
Provisions for income taxes for 1997, 1996 and 1995 consist of the following:

(Dollars in thousands)                 Current        Deferred        Total
1997
  Federal                             $119,553        $(30,327)     $ 89,226
  State                                 27,100         ( 6,200)       20,900
                                      $146,653        $(36,527)     $110,126
1996
  Federal                             $134,000        $(19,550)     $114,450
  State                                 27,000         ( 3,900)       23,100
                                      $161,000        $(23,450)     $137,550
1995
  Federal                             $ 90,500        $  1,600      $ 92,100
  State                                 18,200             400        18,600
                                      $108,700        $  2,000      $110,700

The Company's effective tax rate varied from the federal statutory rate as follows:
                                          1997           1996          1995
Federal statutory rate                    35.0%          35.0%         35.0%
State income taxes, net of
  federal tax benefit                      4.8            4.3           4.3
Other                                    ( 0.8)          (0.3)         (0.2)
                                          39.0%          39.0%         39.1%

Deferred income tax expense relates to the following:

(Dollars in thousands)                    1997           1996          1995
Excess tax depreciation              $   8,892      $   2,774     $   2,852
Provision for store closings           (43,041)         7,793         5,399
Excess interest and amortization
  over rent paid on capital leases     ( 4,604)      (  3,003)      ( 3,258)
Excess tax gain/loss                   ( 4,372)      (  9,277)      ( 4,882)
Accrued expenses                       ( 2,258)      (  3,251)      ( 2,635)
Tax loss carryforwards                 ( 1,959)           -             -
Asset impairment reserve                 4,892       (  8,713)          -
Other                                    5,923       (  9,773)        4,524
                                     $ (36,527)     $( 23,450)     $  2,000

The components of deferred income tax assets and liabilities at January 3, 1998 and December 28, 1996 are as follows:

(Dollars in thousands)                                   1997          1996
Current assets:
   Inventories                                      $  10,436     $  16,312
   Accrued expenses                                    52,692        53,166
   Provision for store closings                       (     5)        6,329
Total current assets                                   63,123        75,807

Noncurrent assets/(liability):
   Depreciation                                      (105,483)     (100,112)
   Leases                                              50,937        40,435
   Provision for store closings                        76,970        35,270
   Tax loss carryforwards                              22,737        20,777
Other deferred charges                                  6,819         6,399
Total noncurrent assets                                51,980         2,769

Net deferred taxes                                  $ 115,103     $  78,576

As of January 3, 1998, the Company had net operating loss carryforwards for tax purposes of approximately $56 million related to Kash n' Karry. Due to certain change of ownership requirements of Section 382 of the Internal Revenue Code, utilization of the Kash n' Karry operating losses is expected to be limited to approximately $3.6 million per year. If the full amount of that limitation is not used in any year, the amount not used increases the allowable limit in the subsequent year. Loss carryovers will expire during the years 2004 through 2012.

11. Other Liabilities

 Other liabilities consist of the following:
(Dollars in thousands)                            1997            1996

Remaining lease liability - Closed Stores     $123,105        $150,093
Other                                           11,531          11,459
                                               134,636         161,552
Less current portion                             8,756           7,279
                                              $125,880        $154,273

12.  Stock Options and Restricted Stock Plans

The Company has a stock option plan under which options to purchase up to 10 million shares of Class A common stock may be granted to officers and key employees at prices equal to fair market value on the date of the grant. Options become exercisable as determined by the Stock Option Committee of the Board of Directors of the Company on the date of grant, provided that no option may be exercised more than ten years after the date of grant.

In addition, the Company established a restricted stock plan in 1996 for executive employees pursuant to the 1996 Stock Incentive Plan. Under this stock plan, the Company issued 133,393 shares in 1996 (1,803 shares forfeited) and 196,003 shares in 1997 (10,524 shares forfeited). Currently, the Company has 317,069 shares of restricted Class A Common Stock outstanding under the plan. These shares of stock will vest over five years from grant date. The weighted average grant date fair value for these shares is $7.03. At January 3, 1998 none of these restricted shares had been issued.

A summary of shares reserved for outstanding options and restricted stock as of January 3, 1998, changes during the year and related weighted average exercise price is presented below:


             1997      1997      1996       1996     1995     1995
             Shares    Weighted  Shares    Weighted  Shares  Weighted
                       Average             Average           Average
                       Exercise            Exercise          Exercise
                       Price               Price             Price


Outstanding  2,553,835  $6.08    2,658,069  $5.97  3,008,930  $5.55
at beginning
of year
Granted      1,401,509   8.13      931,715   7.38    146,650   5.81
Exercised    (289,833)   5.27     (587,795)  6.19     (7,531)  5.25
Forfeited/
expired      (342,719)  11.35     (448,154) 11.35   (489,980)  9.90
Outstanding
at end of
year         3,322,792   6.63    2,553,835   6.08    2,658,069 5.97
Options
exercisable
at end of
year           958,595  5.71     1,367,820   5.75    2,250,261 5.69

As of January 3, 1998, there were 5,814,153 shares of Class A common stock available for future grants.

The following table summarizes options outstanding and options exercisable as of January 3, 1998, and the related weighted average remaining contractual life (years) and weighted average exercise price (excluding restricted stock).


                            Options                    Options
                           Outstanding                Exercisable

Range of       Number     Weighted    Weighted    Number       Weighted
exercise       outstand-  Average     Average     Exercisable  Average
prices         ing        Remaining   Exercise                 Exercise
                          Contractual Price                    Price
                          Life
$5.12 - $7.70  2,759,222    5.8       $6.35        903,745      $5.31
$7.71 - $11.55   171,501    8.8        8.64          2,350       7.86
$11.56 -$12.42    75,000    3.8       12.42         52,500      12.42
$ 5.12 -$12.42 3,005,723    6.0       $6.63        958,595      $5.71


The weighted average fair value at date of grant for options granted during 1997, 1996, and 1995 was $2.143, $2.350, and $1.606 per option, respectively.
The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                              1997      1996      1995
Expected dividend yield (%)   1.50      1.50      1.50
Expected volatility (%)      25.00     25.00     25.00
Risk-free interest rate (%)   6.50      6.60      6.35
Expected term (years)         5.5       5.5       4.5

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock options granted in 1997, 1996 or 1995. Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of this statement, the Company's pro forma net earnings and earnings per share would have been as follows (in thousands, except per share data):

                                    1997           1996           1995
Net earnings - as reported        $172,250     $215,220       $172,361
Net earnings - pro forma           171,656      214,986        172,337
Basic earnings per share -
    as reported                       0.37         0.46           0.36
Basic earnings per share -
    pro forma                         0.37         0.46           0.36







13. Common Stock

On January 3, 1998, approximately 24.3% and 15.2% of the issued and outstanding Class A non-voting common stock and 24.5% and 27.2% of the issued and outstanding Class B voting common stock was held, respectively, by Etablissements Delhaize Freres et Cie "Le Lion" S.A. (Delhaize) and Delhaize The Lion America, Inc., a wholly owned subsidiary of Delhaize (Detla). In the aggregate, Delhaize and Detla owned approximately 51.7% of the Class B voting common stock and 39.5% of Class A non-voting common stock.

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

14.  Interest Expense

Interest expense consists of the following:
(Dollars in thousands)                       1997        1996         1995
Interest on capital leases                $56,809     $46,767      $38,995
Other interest (net of $2.0, $1.5
  and $1.9 million capitalized in
  1997, 1996, and 1995, respectively)
                                           58,580      33,753       34,489
                                         $115,389     $80,520      $73,484

15.  Store Closing Costs
(Dollars in millions)

                            Reduction     Lease     Accrued
                             of Asset  Liabilities  Expenses    Total
                              Values
Balance at December 31,1994   $ 80.2     $  50.0      $ 27.3   $ 157.5
Additions                        0.0        20.1         0.0      20.1
Reductions                     (24.7)       (3.6)       (2.1)    (30.4)
Reclassifications               (1.9)        6.6        (4.7)      0.0
Gain/(Loss) on Disposal of
Closed Properties                4.6        (6.1)        0.0      (1.5)
Balance at December 30,1995     58.2        67.0        20.5     145.7
Additions                       20.9        89.3         3.0     113.2
Reductions                     (31.2)       (4.6)       (1.8)    (37.6)
Reclassifications               (0.8)        3.0        (2.2)      0.0
Gain/(Loss) on Disposal of
Closed Properties                0.1        (4.6)        0.6      (3.9)
Recognition of unused           (8.5)        0.0       (19.1)    (27.6)
reserves
Balance at December             38.7       150.1         1.0     189.8
28,1996
Additions                       91.0        25.6        14.9     131.5
Reductions                     (12.9)       (8.3)       (3.6)    (24.8)
Reclassifications                7.3        (3.0)       (4.3)      0.0
Gain/(Loss) on Disposal of       0.5       (11.7)        3.1      (8.1)
Closed Properties
Recognition of unused          (20.8)      (29.6)       (3.7)    (54.1)
reserves
Balance at January 3,1998     $103.8      $123.1       $ 7.4    $234.3


The Company closed 119, 25, 13 and 87 stores during 1997, 1996 ,1995 and 1994, respectively, and two distribution centers in 1997. The balances at the end of each year, listed above, include the remaining closing costs related to these stores, and 23 stores that the Company plans to close within the next year.



1997 Activity:
In September of 1997, the Company finalized its plan to exit the Southwest market by closing its 61 stores located in Louisiana, Oklahoma, and Texas and its distribution center in Roanoke, Texas. In previous periods, the Southwest market negatively impacted the Company's operating results by approximately $0.01 per share annually. After an extensive review of operations in the Southwest market and an evaluation of alternative operating strategies, the Company determined in the third quarter of 1997 that it was in its best interest to exit the market. During 1997 the Company recorded a pre-tax charge of $116.5 million related to the divestiture of its Southwest market. This charge included the write-down of store and distribution center assets to reflect estimated realizable values ($92.1 million), the present value (calculated by applying an 8% discount rate) of remaining rent payments on leased stores ($17.1 million) included in Other Liabilities above, and other costs associated with the store closings such as legal fees, commissions, severance costs, and certain other costs that represent incremental direct costs to sell the related assets and/or expenses arising from contractual obligations ($7.3 million) included in Accrued Expenses above. As of January 3, 1998 all 61 stores and the distribution center in the Southwest market were closed and related disposition efforts were underway.

During 1997, the Company reduced store closing costs by $54.1 million in unused reserves which arose primarily from changes in estimated liabilities on remaining lease obligations and in estimated recoverable values of owned properties. Of this amount, $14.4 million related to stores closed in previous years and $17.7 million related to the 1997 store closings in the Southwest market. These unused reserves were recorded into income. The remaining $22.0 million related to Kash n' Karry store closings and was reflected as an adjustment to Goodwill.

The remaining 1997 activity represents store closing costs incurred, the disposition of properties held for sale, and payments made on remaining lease obligations, related to store closings in the normal course of business.

1996 Activity:
Significant additions to the reserve represent store closing reserves for Kash n' Karry established at the date of acquisition. The acquisition strategy included plans to close a number of Kash n' Karry stores in conjunction with the Company's store relocation program and as a result of identifying underperforming units. See Note 2 for related information.

During 1996, the Company recognized $27.6 million in unused reserves related to a $170.5 million pre-tax store closing charge against 1993 earnings.

The remaining 1996 activity represents store closing costs incurred, the disposition of properties held for sale, and payments made on remaining lease obligations, related to store closings in the normal course of business.

1995 Activity:
Significant additions relate to store closing costs incurred for closings in the normal course of business. The 1995 reductions primarily include the diposition of owned assets related to stores closed in conjunction with the Company's 1994 store closing plan.

16. Commitments and Contingencies

The Company is involved in various claims and lawsuits arising out of the normal conduct of its business. Although the ultimate outcome of these legal proceedings cannot be predicted with certainty, the management of the Company believes that the resulting liability, if any, will not have a material effect upon the Company's consolidated financial statements or liquidity.

17. Restatement of 1996 Financial Statements

The Company has determined that its financial statements for the fiscal year ended December 28, 1996 should be restated to reflect an adjustment of charges originally recorded in 1997 related to store closing reserves. As a result, the Company is restating its 1996 financial statements to reflect a $12.6 million charge for an asset impairment reserve for certain stores in the Company's Southwest market, and a $27.6 million reversal of unused reserves related to the 1993 store closing reserve.

The impact of the restatement on the consolidated balance sheet as of December 28, 1996, and on the consolidated statement of income for the year then ended is as follows:


                                      1996                     1996
                                    Amounts                  Restated
                              Previously Reported            Amounts
(Dollars in thousands)

Operating income                    $418,290                $433,290
Net income                           206,070                 215,220
Basic earnings per common share          .44                     .46
Property at cost, less
 accumulated depreciation          1,772,503                1,768,232
Deferred tax asset,non-current         8,619                    2,769
Accrued expenses                     397,431                  378,160



Report of Independent Accountants

To the Shareholders of Food Lion, Inc.:
We have audited the accompanying consolidated balance sheets of Food Lion, Inc. and subsidiaries as of January 3, 1998 and December 28, 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Food Lion, Inc. and subsidiaries as of January 3, 1998 and December 28, 1996 and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 1998 in conformity with generally accepted accounting principles.

As discussed in Note 17, the 1996 financial statements have been revised to reflect adjustments related to store closing reserves.


Coopers & Lybrand L.L.P.
Charlotte, North Carolina
February 10, 1998




Results by Quarter
(unaudited)


(Dollars in thousands except per share amounts)
      1997        First       First       Second      Second
                  Quarter     Quarter     Quarter     Quarter
                  As          Restated    As          Restated
                  Reported    (12 Weeks)  Reported    (12 Weeks)
                  (12 Weeks)              (12 Weeks)
Net sales         $2,276,746  $2,276,746  $2,324,719  $2,324,719
Gross profit         496,861     493,683     506,847     503,670
Selling and          346,841     346,841     345,413     345,413
administrative
expenses
Depreciation and      48,697      48,697      52,150      52,150
amortization

Store closing           0          0            0           0
charge
Operating income     101,323      98,145     109,284     106,107
Net income(loss)     $45,529     $43,591    $ 49,729    $ 47,791

Basic earnings         $0.10       $0.09       $0.11       $0.10
per common share

      1997        Third       Third       Fourth
                  Quarter     Quarter     Quarter
                  As          Restated    Reported
                  Reported    (12 Weeks)  (17
                  (12 Weeks)              Weeks)*

Net sales         $2,366,905  $2,366,905  $3,226,015
Gross profit         516,609     513,432     707,941
Selling and          346,059     346,059     478,413
administrative
expenses
Depreciation and      52,153      52,153      66,833
amortization

Store closing        87,114       96,414    (12,012)
charge
Operating income     31,283       18,806     174,707
Net income(loss)    $ 1,229     $ (6,382)    $87,250

Basic earnings        $0.00      $ (0.01)      $0.19
per common share


*Note: The 1997 fourth quarter comprised 17 weeks; the 1996 fourth quarter comprised 16 weeks.

      1996        First       First       Second      Second
                  Quarter     Quarter     Quarter     Quarter
                  As          Restated    As          Restated
                  Reported    (12 Weeks)  Reported    (12 Weeks)
                  (12 Weeks)              (12 Weeks)


Net sales         $2,024,453  $2,024,453  $2,084,414  $2,084,414
Gross profit         411,623     411,623     443,646     443,646
Selling and          279,269     279,269     306,410     306,410
administrative
expenses
Depreciation and      37,019      37,019      37,951      37,951
amortization
Asset impairment       9,359      13,259        0           0
reserve

Store closing           0           0           0         (5,800)
charge
Operating income      85,976      82,076      99,285     105,085
Net income          $ 40,853    $ 38,474    $ 48,584    $ 52,122

Basic earnings         $0.09       $0.08       $0.10       $0.11
per common share

      1996        Third       Third       Fourth      Fourth
                  Quarter     Quarter     Quarter     Quarter
                  As          Restated    As          Restated
                  Reported    (12 Weeks)  Reported    (12 Weeks)
                  (12 Weeks)              (12 Weeks)

Net sales         $2,124,390  $2,124,390  $2,772,675  $2,772,675
Gross profit         462,061     462,061     601,425     601,425
Selling and          322,498     322,498     417,415     417,415
administrative
expenses
Depreciation and      38,370      38,370      51,946      51,946
 amortization
Asset impairment        0           0            228       8,928
reserve

Store closing           0        (5,700)        0        (16,100)
charge
Operating income     101,193     106,893     131,836     139,236
Net income          $ 50,018    $ 53,495    $ 66,615    $ 71,129

Basic earnings         $0.11      $0.12        $0.14      $0.15
per common share


                          Market Price of Common Stock

         Year Ended January 3, 1998           Year Ended December 28, 1996
             Class A         Class B             Class A          Class B
Quarter  High       Low    High      Low       High      Low     High     Low
First    9.78      7.63   10.13     8.00       5.81     5.38     5.81    5.38
Second   8.25      6.47    8.38     6.56       8.31     5.50     8.06    5.50
Third    7.50      6.94    7.56     6.91       9.06     7.75     8.56    7.31
Fourth   8.75      7.44    8.53     7.44       9.69     8.38     9.69    8.13

The Company's Class A and the Class B common stock trades on the Nasdaq stock market under the symbol: FDLNA and FDLNB, respectively. Price quotations are reported on the Nasdaq national market system. The closing market prices per share for both Class A and Class B common stock at January 3, 1998 were $8.50 and $8.31, respectively compared with $9.69 for both Class A and Class B common stock at December 28, 1996. The over-the-counter quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. On March 31, 1998, there were 28,649 holders of record of Class A common stock and 19,571 holders of record of Class B common stock. The closing market prices per share for the Class A and the Class B common stock at March 31, 1998 were $10.69 and $10.97, respectively.



                  Dividends Declared Per Share of Common Stock

            Year Ended January 3, 1998          Year Ended December 28, 1996
Quarter          Class A        Class B               Class A         Class B
First             $.0337         $.0332               $.0280          $.0276
Second             .0337          .0332                .0280           .0276
Third              .0337          .0332                .0280           .0276
Fourth             .0337          .0332                .0280           .0276
Total             $.1348         $.1328               $.1120          $.1104





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operations
     During 1997, the Company had record sales of $10.2 billion and net earnings (giving effect to a charge against earnings related to the Company's divestiture of its Southwest market) of $172.3 million, compared with sales of $9.0 billion and net earnings of $215.2 million in fiscal 1996. The 13.2% increase in sales in the 53-week fiscal 1997 resulted from the acquisition of 100 Kash n' Karry stores in December of 1996 and the opening of 64 new stores, offset by the relocation of 25 older stores and the closing of 94 stores (including 61 store closings in the Southwest market). At the end of 1997, the Company operated 1,157 stores compared with 1,112 stores in operation at the end of 1996. The Company renovated 99 existing stores in 1997, which included expanding square footage and adding deli/bakery departments in most of the stores.

     In September of 1997, the Company finalized its plan to exit the Southwest market by closing its 61 stores located in Louisiana, Oklahoma, and Texas and its distribution center in Roanoke, Texas. In previous periods, the Southwest market negatively impacted the Company's operating results by approximately $0.01 per share annually. After extensive review of operations in the Southwest market and an evaluation of alternative operating strategies, the Company determined in the third quarter of 1997 that it was in the best interests of the Company and its shareholders to exit the market and deploy the related capital in its growth markets in the Southeast and Mid-Atlantic states. The Company recorded a pre-tax charge of $96.4 million against third quarter 1997 earnings, representing $110.8 million related to the divestiture of the Southwest, less $14.4 million in unused reserves related to store closings that have occurred since 1993. During the fourth quarter of 1997, the Company reduced the store closing costs for the Southwest divestiture by $17.7 million to reflect changes in estimated recoverable values of owned assets based on contract and offer prices received on the related properties. Net cash proceeds from the sale of assets are expected to approximate $100 million. Net income for 1997, exclusive of the store closing charge, reached a record level of $223.7 million, or basic earnings per common share of $0.48.

Sales
     Sales reached a record level of $10.2 billion for the 53 weeks ended January 3, 1998 compared with $9.0 billion and $8.2 billion for the 52 week periods in 1996 and 1995, resulting in annual increases of 13.2%, 9.7% and 3.5%, respectively. In 1997, same store sales, or sales for stores open in comparable periods, increased 0.2% as compared with increases of 5.7% for 1996 and 2.3% for 1995. Excluding the Southwest market, same store sales increased 0.6% for the year 1997.

     During 1997, the Company's sales increase resulted primarily from the acquisition of 100 Kash n' Karry stores in late 1996. The Company operates West Central Florida-based Kash n' Karry as a wholly owned subsidiary. In addition 1997 included an extra week of sales, 53 weeks compared with 52 weeks in 1996. Excluding this extra week, sales would have increased 11.0% for 1997. Store renovations also continued to boost sales, as 99 existing stores were renovated to update equipment and properties, and in most locations, to add square footage and deli/bakery departments.

      The Company continued to enhance the MVP Customer card program, which rewards Food Lion shoppers with discounts on Food Lion's everyday Extra Low Prices on a monthly selection of items featured by the program. In 1997, the MVP Customer program was expanded to offer customers weekly bonus buys on individual products regardless of the total transaction size. The number of items highlighted on the program currently totals approximately 1,200. In 1998 the Company plans to increase usage of the expansive MVP customer database to support targeted marketing and promotional activity.

      Same Store Sales performance during 1997 was impacted by several additional factors:
     - Continued minimum level of food price inflation. The Company experienced a 1.0% inflation rate in 1997.
     - Increased level of promotional activity and unusual marketing strategies by supermarket operators in the highly competitive Southeast market. The Company made a decision in early 1997 not to react to such competitive activities with unplanned promotional and marketing events. Instead, the Company reiterated its promise of everyday Extra Low Prices, delivering a consistent message to customers throughout the year. As a result, the Company was able to preserve and increase its operating profits in spite of the soft sales environment during 1997 without costly unplanned marketing efforts.
     - During 1997 the Company cycled many of the initiatives that boosted sales in 1996, including the conversion to 24-hour operations and the implementation of debit/credit card processing.

     The 1998 business plan currently includes opening 75 new stores (approximately 17 of these replacing older stores) and renovating approximately 133 existing stores. The Company is committed to a growth strategy which includes plans to open new stores and strengthen existing stores through renovations in order to maintain a competitive edge in the Company's current markets. In addition, the Company will continue to evaluate its store base and may close stores to take advantage of relocation opportunities or to eliminate operating losses in underperforming stores. Expansion by acquisition is likely to continue to be a part of the Company's growth strategy and will be evaluated as appropriate. Acquisition activity can range from individual location takeovers to large transactions like the Kash n' Karry purchase. The Company's growth strategy is flexible, and the Company will listen to its consumers and revise its strategy accordingly in an effort to meet the needs of current and future customers.

Gross Profit
     In fiscal 1997, gross profit was 21.76% of sales compared with 21.31% and 20.63% in 1996 and 1995, respectively. The gross profit increase of 0.45% of sales in 1997 is attributable to the continued implementation of category management (merchandising stores for maximum performance). Product analysis, selection and strategic pricing all contributed to gross profit increases in the grocery, perishable and meat departments in 1997. In addition, gross profits were positively impacted by the Company's private label sales, which currently represent 16.5% of total sales. The Company continues to focus on providing customers with quality, freshness and convenience through Extra Low Prices and More at Food Lion and Fresh, Fast, n' Friendly operations at Kash n' Karry.

     The LIFO charge, as a percent of sales, decreased gross profit by 0.10% in 1997, 0.11% in 1996 and 0.18% in 1995. The Company experienced a 1.0% inflation rate in 1997. FIFO gross profits were 21.86%, 21.42% and 20.81%, respectively in 1997, 1996 and 1995.

 Selling and Administrative Expenses
     Selling and administrative expenses as a percentage of sales were 14.88%, 14.72% and 14.51% in 1997, 1996, and 1995, respectively. Selling and administrative expenses increased 0.16% of sales in 1997 as a result of expenses related to technology improvements for stores, and the acquisition of Kash n' Karry (the Kash n' Karry format commands a higher expense structure).

     In addition, advertising costs increased during 1997 primarily due to planned print and broadcast media advertising targeted to certain market areas. Using the themes Extra Low Prices and More and Fresh, Fast, n' Friendly, and the MVP Customer Card program, the Company continued its marketing strategies focused on a commitment to its customers through value, convenience, quality,
freshness, service and friendliness.   In addition, the Company
also had two successful promotional campaigns associated with NASCAR ("National Association for Stock Car Auto Racing") race events and participated in other advertising opportunities as the "Official Supermarket of NASCAR," a relationship the Company began in 1996.

     Food Lion's 1997 business plan reflected the Company's commitment to maintaining its existing store base as 99 store renovations were completed in 1997 compared with 124 in 1996 and 121 in 1995. The Company anticipates completing approximately 133 renovations to existing stores in 1998. Store renovations add value to customers as demonstrated by an average sales increase of 10% - 20% in the year following the renovation. Deli/bakery departments command a higher gross margin, but also create additional expenses related to rent, supplies, salaries and maintenance. The Company plans to continue an aggressive renovation program to maintain a modern and convenient shopping environment for customers in all Food Lion and Kash n' Karry stores.

Store Closing Costs
     As discussed previously, 119 stores were closed during 1997 (including the 61 store closings related to the divestiture of the Company's Southwest market). With over 1,100 retail outlets, the Company must constantly evaluate its store base, and make decisions about store openings and closings that are in the best interest of shareholders. These store closings consist of both relocations, where a new store is opened to replace an older location in the same neighborhood, and the closing of stores due to poor performance.

     In September of 1997, the Company finalized its plan to exit the Southwest market by closing its 61 stores located in Louisiana, Oklahoma, and Texas and its distribution center in Roanoke, Texas. In previous periods, the Southwest market negatively impacted the Company's operating results by approximately $0.01 per share annually. After an extensive review of operations in the Southwest market and an evaluation of alternative operating strategies, the Company determined in the third quarter of 1997 that it was in its best interest to exit the market. During 1997 the Company recorded a pre-tax charge of $116.5 million related to the divestiture of its Southwest market. This charge included the write-down of store and distribution center assets to reflect estimated realizable values ($92.1 million), the present value (calculated by applying an 8% discount rate) of remaining rent payments on leased stores ($17.1 million), and other costs associated with the store closings such as legal fees, commissions, severance costs, and certain other costs that represent incremental direct costs to sell the related assets and/or expenses arising from contractual obligations ($7.3 million). As of January 3, 1998 all 61 stores and the distribution center in the Southwest market were closed and related disposition efforts were underway.

     During 1997, the Company reduced store closing costs by $54.1 million in unused reserves which arose primarily from changes in estimated liabilities on remaining lease obligations and in estimated recoverable values of owned properties. Of this amount, $14.4 million related to stores closed in previous years and $17.7 million related to the 1997 store closings in the Southwest market. These unused reserves were recorded into income. The remaining $22.0 million related to Kash n' Karry store closings and was reflected as an adjustment to Goodwill.

     The remaining 1997 activity represents store closing costs incurred, the disposition of properties held for sale, and payments made on remaining lease obligations, related to store closings in the normal course of business.

     The average cost to close a store as part of the Company's normal business strategy is approximately $500,000 to $900,000. Store closing costs in the Southwest market have generally exceeded this level. The Southwest is a non-contiguous market which makes employee relocation and product and equipment transfers more difficult to effectuate.

     Significant cash outflows associated with store closings relate to on-going rent payments on leased stores. These rent payments are funded by income from operations. The projected rental payments on closed stores are included in
Note 9 to the financial statements included herein.

     At the end of each year, the value of all owned assets related to store properties remaining to be disposed is reviewed in conjunction with the Company's compliance with Financial Accounting Standards Board Statement no. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("FASB no. 121").

Interest Expense
     Interest Expense as a percent of sales was 1.13% in 1997 and 0.89% in 1996 and 1995. The 1997 increase in Interest Expense relates to the second quarter 1997 issuance of $300 million in debt securities ($150 million at 7.55% due in 2007, and $150 million at 8.05% due in 2027). These funds replaced the short-term borrowings (at 6.22%) made in earlier periods to fund the Kash n' Karry transaction.

Depreciation Expense
     Depreciation expense as a percent of sales was 2.16% in 1997 compared with 1.84% in 1996 and 1.78% in 1995. Depreciation increased in 1997 due to the acquisition of Kash n' Karry as well as an extensive capital expenditure program totaling $346 million. During 1997, the Company constructed and equipped 61 leased stores and 3 owned stores, and renovated 99 existing stores. During 1996, the Company equipped 55 leased stores and renovated 124 existing stores. During 1995, the Company constructed and equipped 38 leased stores and nine owned stores, and renovated 121 stores. In addition, the Company completed an expansion of its Greencastle, Pennsylvania distribution center in 1995.

LIFO
     The LIFO reserve increased $10.0 million in 1997 as compared with increases of $10.3 million in 1996 and $15.0 million in 1995. The 1997 increase was primarily due to increased coffee, paper, and cigarette prices. In 1996, increased costs of grocery, frozen food and dairy items were the primary contributors to the LIFO increase while in 1995, paper, plastic products and packaging were the primary contributors to the LIFO increase.

Income Taxes
The provision for income taxes was $110.1 million in 1997, $137.6 million in 1996 and $110.7 million in 1995. The Company's effective tax rate was 39.0% in 1997 and 1996, and 39.1% in 1995.

Liquidity and Capital Resources
     Cash provided by operating activities was $430.8 million in 1997 compared with $315.3 million in 1996 and $330.6 million in 1995. The increase in 1997 over the prior years was due primarily to a decrease in inventory levels resulting from continued inventory management efforts, the consolidation of the Kash n' Karry warehouse operation into Food Lion's Plant City, Florida distribution center, and closing the Southwest distribution center. The decrease in 1996 was primarily due to increased inventory levels resulting from the Kash n' Karry acquisition and increased receivables. The decrease in 1995 from 1994, was primarily due to an increase in inventory as a result of more store openings, an increase in prepaid expenses and a decrease in taxes payable, offset by a decrease in receivables and an increase in payables.

     Cash flows used in investing activities decreased to $313.6 million in 1997 compared with $356.0 million in 1996 and $199.1 million in 1995. The decrease in investing activities in 1997 compared to 1996 reflects the investment in Kash n' Karry during 1996 partially offset by an increase in capital expenditures in 1997 (see discussion below). In December of 1996, Food Lion purchased the stock of Kash n' Karry for $121.6 million.

      Capital expenditures increased to $346.1 million in 1997, compared with $283.6 million in 1996 and $219.9 million in 1995. During 1997, the Company equipped a total of 64 new stores and renovated 99 existing stores (including expanding square footage and adding deli/bakeries in most of these stores). During 1996, the Company equipped a total of 55 new stores and renovated 124 existing stores (including expansions in the majority of these stores) and implemented debit/credit and on-line communication technology in its Food Lion stores. During 1995, the Company equipped a total of 47 new stores, constructed nine Company-owned stores, completed 121 store renovations and completed construction on an expansion of the Greencastle, Pennsylvania distribution center.

     As a result of 64 new store openings, the acquisition of 100 Kash n' Karry stores at the end of 1996, and the closing of 119 stores in 1997, total stores
increased from 1,112 at the end of 1996 to 1,157 at the end of 1997.    Total
store square footage increased 10.7% from 32.6 million in 1996 to 36.1 million in 1997. The total distribution space operated by the Company was 8.7 million square feet in 1997 compared with 10.7 million and 9.9 million in 1996 and 1995, respectively. The decrease in distribution space of 2 million square feet from 1996 to 1997 was the result of closing the distribution center in the Company's Southwest market, and the consolidation of the Kash n' Karry warehouse operation into Food Lion's Plant City, Florida distribution center.

     In 1998 the Company plans to continue its three-fold growth plan, which focuses on a combination of new store openings and renovations, as well as growth through acquisitions, if and when appropriate. The Company anticipates opening 75 new stores (17 of these will replace older stores) and renovating approximately 133 stores in 1998. The Company anticipates that the majority of the new stores will be opened under conventional leasing arrangements and, as a result, the impact on liquidity of owning stores will be insignificant in 1998. Capital expenditures for 1998 are expected to total $360 million which includes approximately $150 million for store expansion and new store construction and $150 million to equip new and renovated stores.

     The Company plans to finance capital expenditures for 1998 through funds generated from operations and existing bank and credit lines. The Company will consider the possibility of sale-leaseback transactions on certain free-standing, Company-owned stores in the future if advantageous opportunities are presented by potential lessors.

     Under the Company's current share repurchase program, which expires in April, 1998, the Company can repurchase up to $100 million in outstanding securities. The share repurchase program allows the Company the flexibility to repurchase securities as it deems appropriate in the best interests of its shareholders and in consideration of all other possible uses of funds generated by operations. Due to the acquisition of Kash n' Karry which was finalized in December, 1996, there has been minimal repurchase activity during the past eighteen months. During 1997, the Company expended $3.0 million for the purchase of Class A and Class B shares, as part of its repurchase program compared to $44.3 million in 1996 and $50.9 million in 1995. See table below.

                                         Class A        Class B
1997
     Shares purchased                     235,000          175,000
     Average purchase price                 $7.34            $7.06
     Total purchased                   $1,724,900       $1,235,500

1996
     Shares purchased                    3,047,000       3,722,250
     Average purchase price                  $5.89           $7.09
     Total purchased                   $17,946,830     $26,390,753

1995
     Shares purchased                    5,640,615       2,946,500
     Average purchase price                  $5.94           $5.92
     Total purchased                   $33,505,253     $17,443,280


Additional purchases may be made in the open market under the current program as deemed in the best interest of shareholders.

Debt
     The Company maintains a revolving credit facility with a syndicate of commercial banks providing $700.0 million in committed lines of credit. Of this amount, $350.0 million will expire on December 15, 1998 and $350.0 million will expire on December 16, 2001. As of January 3, 1998, the Company had no
outstanding borrowings.   During 1997, the Company had average borrowings of
$97.5 million at a daily weighted average interest rate of 5.71% with a maximum amount outstanding of $410 million. As of December 28, 1996, the Company had outstanding borrowings of $250 million related to this credit facility.

     The Company also maintains additional committed lines of credit totaling $35.0 million which are available when needed. The Company is not required to maintain compensating balances related to these lines of credit and borrowings may occur periodically. The Company had no borrowings outstanding under these lines at January 3, 1998. During 1997, the Company had average borrowings of $5.40 million at a daily weighted average interest rate of 5.68% with a maximum amount outstanding of $35 million.

     The Company has a $250.0 million commercial paper program, of which no borrowings were outstanding at January 3, 1998, December 28, 1996 and December 30, 1995, nor used during these years.

     Finally, the Company has periodic short-term borrowings under informal credit arrangements which are available to the Company at the discretion of the lender (see table below):

                          Informal Credit Arrangements
                              (Dollars in millions)


                                             1997       1996      1995

Outstanding borrowings at year end         $   80     $   0        $0
Average borrowings                            8.2       3.0        .4
Maximum amount outstanding                   80.0       55.0     20.0
Daily weighted average interest rate         5.76%      5.48%    6.04%

     In 1997, the Company repurchased privately issued notes totaling $50 million, which were due on July 1, 1998.

     The Company has outstanding $114.1 million of 5% convertible subordinated debentures due 2003. The debentures are convertible into shares of the Company's Class A non-voting stock at $7.90 per share. As of January 3, 1998, 117,341 shares had been converted. The Company also currently has outstanding medium-term notes of $150.3 million.

     The Company assumed $230.8 million in debt related to the acquisition of Kash n' Karry. Kash n' Karry's Senior Fixed-Rate Notes bearing interest at 11.5% accounted for the majority ($136.8 million) of this debt. The Senior Fixed Rate Notes, and the majority of the remaining debt securities were repaid during the first quarter of 1997. The Company funded this repayment of debt, along with additional acquisition-related short-term borrowings, with the April 1997 issuance of $300 million in debt securities (discussed in the Interest Expense section above).

Impact of Inflation
     During 1997, the impact of inflation on the Company's operating results was moderate as the Company posted an inflation rate of 1.0%. Inventory and labor, the Company's primary costs, increase with inflation and, where possible, will be recovered through operating efficiencies and gross profits.

Year 2000
         The Company has evaluated its internal systems and is implementing a software conversion program to address Year 2000 issues that the Company believes could significantly impact the business. The software conversion process is expected to be completed and tested during 1999. Based on current estimates, the Company does not anticipate that the costs of this remediation will be material to the Company's financial results. The Company is in the process of evaluating the risks associated with embedded software in equipment and potential problems affecting the information processing systems of vendors and others with whom the Company does business.

Self Insurance
        The Company is self-insured for its workers' compensation, general liability and vehicle accident claims. The Company establishes reserves based on an independent actuary's valuation of open claims reported and an estimate of claims incurred but not yet reported. It is possible that the final resolution of some of these claims may require significant expenditures by the Company in excess of its existing reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated.

New Accounting Standard
       During 1997, the Financial Accounting Standards Board issued Statement no. 131 "Disclosures about Segments of an Enterprise and Related Information" ("FASB no. 131"). This statement is effective for fiscal years beginning after December 15, 1997, or fiscal 1998 for Food Lion, Inc. The implementation of this standard will not have a material impact on the Company's financial statements. In accordance with FASB no. 131, the Company will continue to report one operating segment which will include all stores (Food Lion and Kash n' Karry).


Other:
Information provided by the Company, including written or oral statements made by its representatives, may contain forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, future capital expenditures and the Company's business strategy, are forward-looking statements. In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking statements. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company, including filings with the Securities and Exchange Commission of Forms 10-Q, 10-K and 8-K.

       Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking statements include: changes in the general economy or in the Company's primary markets, changes in consumer spending, competitive factors, the nature and extent of continued consolidation in the industry, changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to litigation or other claims, inability to develop new stores or complete remodels as rapidly as planned, stability of product costs - supply or quality control problems with the Company's vendors, and uncertainties detailed from time-to-time in the Company's filings with the Securities and Exchange Commission. In addition, with respect to the anticipated proceeds from the disposition of assets in the Southwest, additional factors that could cause results to differ materially include conditions in the real estate market and general economic conditions in the local communities where the assets are located.