Form 10-K405, Exhibit 13
period 1999-01-02
FOOD LION INC
filed 1999-04-01
CIK 37912

Consolidated Statements of Income


                                 Year Ended     Year Ended         Year Ended
                                 January 2,     January 3,       December 28,
(Dollars in thousands                  1999           1998               1996
except per share amounts)
Net sales                       $10,219,474    $10,194,385         $9,005,932
Cost of goods sold                7,925,844      7,975,659          7,087,177
Gross profit                      2,293,630      2,218,726          1,918,755
Selling and administrative
  expenses                        1,534,293      1,516,726          1,325,592
Depreciation and amortization       236,021        219,833            165,286
Asset impairment reserve               -              -                22,187
Store closing charge/(income)          -            84,402            (27,600)
Operating income                    523,316        397,765            433,290
Interest expense                     95,334        115,389             80,520
 Income before income taxes         427,982        282,376            352,770

Provision for income taxes          155,397        110,126            137,550

     Net income                  $  272,585     $  172,250          $ 215,220

Basic and diluted earnings per
  common share                   $      .57     $      .37          $     .46


(Results as a percentage
of net sales)

Net sales                            100.00%        100.00%            100.00%
Cost of goods sold                    77.56          78.24              78.69
Gross profit                          22.44          21.76              21.31
Selling and administrative
  expenses                            15.01          14.88              14.72
Depreciation and amortization          2.31           2.16               1.84
Asset impairment reserve                 -             -                  .25
Store closing charge/(income)            -             .82               (.31)
Operating income                       5.12           3.90               4.81
Interest expense                        .93           1.13                .89
 Income before income taxes            4.19           2.77               3.92

Provision for income taxes             1.52           1.08               1.53

     Net income                        2.67%          1.69%              2.39%


The accompanying notes are an integral part of the consolidated financial statements.


Consolidated Balance Sheets
                                                 January 2,         January 3,
(Dollars in thousands                                 1999                1998
except per share amounts)
Assets

Current assets:
  Cash and cash equivalents                      $  123,592        $    93,340
  Receivables                                       199,101            166,790
  Inventories                                     1,103,635            982,744
  Prepaid expenses                                   20,552             22,514
  Deferred tax asset                                 65,397             63,123
     Total current assets                         1,512,277          1,328,511

 Property, at cost, less accumulated
   depreciation                                   1,897,080          1,842,269
 Deferred tax asset                                   4,707             51,980
 Intangible assets less accumulated amortization    258,402            267,656
 Other assets                                         3,495              5,720
             Total assets                        $3,675,961         $3,496,136

Liabilities and Shareholders' Equity

Current liabilities:
  Short-term borrowings                          $   61,000         $   80,000
  Accounts payable, trade                           545,015            497,907
  Accrued expenses                                  360,105            351,173
  Capital lease obligations -  current               21,940             20,427
  Long term debt - current                           42,518              2,525
  Other liabilities - current                         9,839              8,756
       Total current liabilities                  1,040,417            960,788
Long-term debt                                      429,763            586,355
Capital lease obligations                           492,660            489,928
Other liabilities                                   114,199            125,880
       Total liabilities                          2,077,039          2,162,951

Shareholders' equity:
  Class A non-voting common stock,
    $.50 par value; authorized 1,500,000,000
    shares; issued and outstanding 247,893,000
    shares at January 2, 1999 and
    236,224,000 shares at January 3, 1998           123,946            118,112
  Class B voting common stock, $.50
    par value; authorized 1,500,000,000 shares;
    issued and outstanding 230,830,000 shares at
    January 2, 1999 and 232,727,000 shares at
    January 3, 1998                                 115,415            116,364

  Additional capital                                 60,332                794
  Retained earnings                               1,299,229          1,097,915
     Total shareholders' equity                   1,598,922          1,333,185
           Total liabilities and
           shareholders' equity                  $3,675,961         $3,496,136

The accompanying notes are an integral part of the consolidated financial statements.


Consolidated Statements of Cash Flows
                                               January 2,          January 3,
                                                    1999                1998

(Dollars in thousands)
Cash flows from operating activities
  Net income                                     $272,585            $172,250
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Depreciation and amortization                236,021             219,833
     (Gain)loss on disposals of property           (8,953)                964
     Store closing charge                             -                84,402
     Asset impairment reserve                         -                   -
     Deferred income taxes                         44,999             (36,527)
     Changes in operating assets
     and liabilities net of effect of
     acquisition of subsidiary:
      Receivables                                 (32,311)            (15,627)
      Inventories                                (120,891)             82,999
      Prepaid expenses                              1,962               8,377
      Other assets                                  2,225              (2,951)
      Accounts payable and accrued expenses        56,040            (116,816)
      Income taxes payable                            -                (5,578)
      Other liabilities                           (10,598)            (36,416)

        Total adjustments                         168,494             182,660

        Net cash provided by operating
          activities                              441,079             354,910

Cash flows from investing activities
  Capital expenditures                           (356,058)           (346,134)
  Proceeds from sale of property                  109,850              32,572
  Investment in subsidiary, net of cash received     -                    -

         Net cash used in investing
           activities                            (246,208)           (313,562)

Cash flows from financing activities
  Net (payments) proceeds under short-term
   borrowings                                     (19,000)           (170,010)
  Principal payments on long-term debt             (6,154)           (212,027)
  Proceeds from issuance of long-term debt            -               304,823
  Principal payments under capital
   lease obligations                              (22,172)            (22,076)
  Dividends paid                                  (71,271)            (62,748)
  Repurchase of common stock                      (50,192)             (2,960)
  Proceeds from issuance of common stock            4,170               1,555

          Net cash (used in) provided by
            financing activities                 (164,619)           (163,443)
Net increase (decrease) in cash and
  cash equivalents                                 30,252            (122,095)

Cash and cash equivalents at beginning
 of year                                           93,340             215,435
Cash and cash equivalents at end of year         $123,592           $  93,340

The accompanying notes are an integral part of the consolidated financial statements



Consolidated Statements of Cash Flows
                                                     December 28,
                                                            1996
(Dollars in thousands)
Cash flows from operating activities
  Net income                                             $215,220
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Depreciation and amortization                        165,286
     Loss on disposals of property                            466
     Store closing (income)                               (27,600)
     Asset impairment reserve                              22,187
     Deferred income taxes                                (23,450)
     Changes in operating assets
     and liabilities:
      Receivables                                         (50,845)
      Inventories                                         (90,484)
      Prepaid expenses                                     (6,940)
      Other assets                                            409
      Accounts payable and accrued expenses               184,415
      Income taxes payable                                  5,578
      Other liabilities                                    34,099

         Total adjustments                                213,121

         Net cash provided by operating
           activities                                     428,341

Cash flows from investing activities
  Capital expenditures                                   (283,564)
  Proceeds from sale of property                           27,464
  Investment in subsidiary, net of cash received          (99,852)

         Net cash used in investing
           activities                                    (355,952)

Cash flows from financing activities
  Net proceeds under short-term
   borrowings                                             250,000
  Principal payments on long-term debt                    (65,656)
  Proceeds from issuance of long-term debt                    -
  Principal payments under capital
   lease obligations                                      (17,764)
  Dividends paid                                          (52,310)
  Repurchase of common stock                              (44,345)
  Proceeds from issuance of common stock                    3,086
           Net cash provided by
             financing activities                          73,011
Net increase in cash and cash
  equivalents                                             145,400

Cash and cash equivalents at beginning
  of year                                                  70,035

Cash and cash equivalents at end of year                 $215,435

The accompanying notes are an integral part of the consolidated financial statements



Consolidated Statements of Shareholders' Equity

                                             Class A             Class B
(Dollars and shares in thousands           Common Stock        Common Stock
except per share amounts)                Shares   Amount     Shares    Amount


Balances December 30, 1995              238,509 $119,255    236,625  $118,313
  Cash dividends declared:
     Class A - $.1120 per share
     Class B - $.1104 per share
  Sale of stock                             587      293        -         -
  Repurchase of common stock             (3,047)  (1,524)    (3,723)   (1,862)
  Converted debt                            117       59
  Net income
Balances December 28, 1996              236,166  118,083    232,902   116,451
  Cash dividends declared:
     Class A - $.1348 per share
     Class B - $.1328 per share
  Sale of stock                             293      147       -          -
  Repurchase of common stock               (235)    (118)      (175)      (87)
  Net income
Balances January 3, 1998                236,224  118,112    232,727   116,364
  Cash dividends declared:
     Class A - $.1500 per share
     Class B - $.1480 per share
  Sale of stock                             746      373        -          -
  Repurchase of common stock             (3,086)  (1,543)    (1,897)     (949)
  Restricted shares                          29       14
  Converted debt                         13,980    6,990
  Net income
Balances January 2, 1999                247,893 $123,946    230,830  $115,415

The accompanying notes are an integral part of the consolidated financial statements


                                      Additional    Retained
                                         Capital    Earnings        Total


Balances December 30, 1995                  -       $864,942   $1,102,510
  Cash dividends declared:
     Class A - $.1120 per share                      (26,436)     (26,436)
     Class B - $.1104 per share                      (25,874)     (25,874)
  Sale of stock                            2,793         -          3,086
  Repurchase of common stock              (1,953)    (39,006)     (44,345)
  Converted debt                             868                      927
  Net income                                         215,220      215,220
Balances December 28, 1996                 1,708     988,846    1,225,088
  Cash dividends declared:
     Class A - $.1348 per share                      (31,825)     (31,825)
     Class B - $.1328 per share                      (30,923)     (30,923)
  Sale of stock                            1,408                    1,555
  Repurchase of common stock              (2,322)       (433)      (2,960)
  Net income                                         172,250      172,250
Balances January 3, 1998                     794   1,097,915    1,333,185
  Cash dividends declared:
     Class A - $.1500 per share                      (36,832)     (36,832)
     Class B - $.1480 per share                      (34,439)     (34,439)
  Sale of stock                            3,585                    3,958
  Repurchase of common stock             (47,700)        -        (50,192)
  Restricted shares                          198                      212
  Converted debt                         103,455                  110,445
  Net income                                         272,585      272,585
Balances January 2, 1999                 $60,332  $1,299,229   $1,598,922



Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

Nature of Operations
As of January 2, 1999, the Company operated 1,207 retail food supermarkets and eight distribution centers in 11 states in the Southeast and Mid-Atlantic United States. The Company's stores, which are operated under the names of "Food Lion" and "Kash n' Karry," sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen foods, deli/bakery and non-food items, such as health and beauty care, prescriptions, and other household and personal products.

Principles of Consolidation
The consolidated financial statements include the accounts of Food Lion, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Operating Segment
The Company engages in one line of business, the operation of general food supermarkets.

Fiscal Year
The Company's fiscal year ends on the Saturday nearest to December 31. The years ended January 2, 1999 and December 28, 1996 each included 52 weeks. The year ended January 3, 1998 included 53 weeks. The 1998 disclosed amounts represent the year ended January 2, 1999.

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

Inventories
Inventories are stated at the lower of cost or market. Inventories valued using the last-in, first out (LIFO) method comprised approximately 87% and 86% of inventories, in 1998 and 1997, respectively. Meat, produce and deli inventories are valued on the first-in, first-out (FIFO) method. If the FIFO method were used entirely, inventories would have been $139.1 million and $114.4 million greater in 1998 and 1997, respectively. Application of the LIFO method resulted in increases in the cost of goods sold of $24.7, $10.0 and $10.2 million for 1998, 1997 and 1996, respectively.

Statements of Cash Flows
Selected cash payments and non-cash activities were as follows:

(Dollars in thousands)                              1998      1997       1996
Cash payments for income taxes                  $127,352  $158,543   $154,791
Cash payments for interest,
   net of amounts capitalized                    103,820   108,743     76,631
Non-cash investing and financing activities:
   Capitalized lease obligations
      incurred for store properties               62,608    80,207    130,899
   Capitalized lease obligations
      terminated for store properties             30,026    31,633     25,710
   Capitalized lease obligations terminated
      for store equipment                          6,165     7,148        -
   Conversion of long term debt to stock         110,445       -          927

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

Annually, the value of all long-lived assets is reviewed in conjunction with the Company's compliance with Financial Accounting Standards Board Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FASB No.121).

Intangible Assets
Intangible assets primarily include goodwill, tradenames and favorable leasehold interests, all of which have been acquired in conjunction with purchase business combinations. Intangible assets are amortized on a straight-line basis over the estimated useful lives.

The Company evaluates, on an ongoing basis, the carrying value of intangible assets based on projections of undiscounted cash flows. If impairment is identified, the Company compares the asset's future discounted cash flows to its current carrying value and records specific provisions as appropriate.

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

Store Closing Costs
When a decision is made to close a store, the Company records a charge to cover the estimated costs of the planned store closing including (1) the unrecoverable portion of the present value of the remaining lease payments on leased stores (recorded in Other Liabilities on the Company's Consolidated Balance Sheet), (2) the write down of store assets (building, equipment, etc.) to reflect estimated realizable values (recorded as a reduction of the recorded asset cost on the Company's Consolidated Balance Sheet), and (3) other costs associated with the store closing (recorded in Accrued Expenses on the Company's Consolidated Balance Sheet).

The Company intends to close stores within a year after the decision to close is made.

Recoverable and realizable values are determined based on historical disposition of similar assets and current economic conditions, and are reviewed as new information becomes available or economic conditions change.
The Company makes adjustments to the valuation reserves as needed.

At the store closing date, the Company discontinues depreciation on all assets related to closed store properties. Disposition efforts on these assets begin immediately following the store closing.

Significant cash outflows associated with store closings relate to ongoing rent payments on leased stores. The principal portion of the rent payments is charged against the lease liability established for closed stores (discussed above), while the interest portion of the rent payments is recorded against current year earnings in Interest Expense.

Self Insurance
The Company is self-insured for workers' compensation, general liability and vehicle accident claims. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Maximum per occurrence is $500,000 for workers' compensation, $600,000 for general liability and $750,000 for vehicle liability. The Company is insured for covered costs in excess of these limits.

Self insurance expense related to the above totaled $34.2 million in 1998, $32.9 million in 1997, and $30.4 million in 1996. Total claim payments were $31.2 million in 1998, $30.3 million in 1997, and $25.8 million in 1996.

Earnings Per Share
Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding (478.1 million shares in 1998, 468.9 million shares in 1997 and 470.2 million shares in 1996). The effect of stock options and convertible subordinated debentures does not result in a material dilution of earnings per share.

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

The net purchase price was initially allocated as follows:

(Dollars in thousands)
Property, plant and equipment                            $103,078
Other assets                                               49,229
Intangible assets                                         269,348
Long-term debt                                           (230,836)
Other liabilities, net                                   ( 90,967)

Purchase price less cash received                        $ 99,852

3.  Property

Property consists of the following:
(Dollars in thousands)                       1998            1997
Land and improvements                  $  103,820      $  160,543
Buildings                                 377,736         397,496
Furniture, fixtures and equipment       1,343,514       1,265,085
Vehicles                                  100,370          98,529
Leasehold improvements                    478,848         361,278
Construction in progress (estimated
  costs to complete and equip at
  January 2, 1999 are $80.0 million)       44,895          41,488
                                        2,449,183       2,324,419
Less accumulated depreciation           1,012,193         941,298
                                        1,436,990       1,383,121

Property under capital leases             584,931         569,855
Less accumulated depreciation             124,841         110,707
                                          460,090         459,148

                                       $1,897,080      $1,842,269

At January 2, 1999 and January 3, 1998, the Company had $21.0 million and $99.4 million (net book value), respectively, in property held for sale.


4. Intangible Assets

Intangible assets is comprised of the following:

(Dollars in thousands)                 1998               1997
Goodwill                           $203,286           $205,809
Tradenames                           58,000             58,000
Leasehold interests                  18,438             15,312
                                    279,724            279,121
Accumulated amortization             21,322             11,465
                                   $258,402           $267,656

During 1998, changes in Goodwill arose primarily from adjustments to reduce store closing reserves for Kash n' Karry, originally established at the acquisition date, to reflect updated recoverable values and costs related to the Company's current plans to close stores as part of the acquisition strategy.

5.  Accrued Expenses

Accrued expenses consist of the following:
(Dollars in thousands)                                1998             1997
Employee profit sharing                           $100,647         $100,634
Self insurance                                      76,207           75,735
Payroll                                             66,887           37,410
Reserves for store closings                          1,126            7,436
Other                                              115,238          129,958
                                                  $360,105         $351,173

6.  Employee Benefit Plan

The Company has a non-contributory retirement plan covering all Food Lion employees. The plan provides benefits to participants upon death, retirement or termination of employment with the Company. Contributions to the retirement plan are determined by the Company's Board of Directors. Expense related to the plan totaled $94.9 million in 1998, $97.8 million in 1997 and $94.9 million in 1996.


7.  Long-Term Debt
Long-term debt consists of the following:
(Dollars in thousands)                                 1998           1997

Medium-term notes, due from 1999 to
2006. Interest ranges from 8.32%
to 8.73%.                                          $150,300       $150,300

Debt Securities, due 2007.  Interest
is at 7.55%.                                        150,000        150,000

Debt Securities, due 2027.  Interest
is at 8.05%.                                        150,000        150,000

Convertible subordinated debentures
converted May 1998.                                    -           114,073

Mortgage payables due from 1999 through
2003. Interest ranges from 7.50% to 10.35%.          19,029         20,043

Other                                                 2,952          4,464
                                                    472,281        588,880
Less current portion                                 42,518          2,525
                                                   $429,763       $586,355


During the second quarter of 1998, the Company redeemed its outstanding convertible subordinated debentures totaling $113.8 million through either (1) payment to the bond holders at 101% of the principal together with accrued interest or (2) conversion of the debentures into shares of the Company's Class A Stock. Most bond holders elected conversion resulting in the issuance of 13.9 million shares of Class A Common Stock. The Company paid $3.8 million in principal, premium and accrued interest to remaining bond holders.

At January 2, 1999, $23.2 million (net book value) in property was pledged as collateral for mortgage payables.

At January 2, 1999 and January 3, 1998, the Company estimated that the fair value of its long-term debt was approximately $522.0 million and $641.3 million, respectively. The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

Approximate maturities of long-term debt in the years 1999 through 2003 are $42.5, $2.8, $106.3, $1.6 and $11.0 million, respectively.

8.  Credit Arrangements

The Company maintains a revolving credit facility with a syndicate of commercial banks providing $625.0 million in committed lines of credit, which will expire on December 13, 1999. These lines replaced the previous $700.0 million revolving credit facility. There were no borrowings outstanding under each of the facilities for the years ended January 2, 1999 and January 3, 1998.

Additionally, the Company had other committed short-term lines of credit with banks totaling $20.0 million, of which $20.0 million was outstanding at January 2, 1999. There were no borrowings outstanding at January 3, 1998. During 1998, the Company had average borrowings of $100,000 at a daily weighted average interest rate of 5.37% with a maximum amount outstanding of $20.0 million.

The Company has a $250.0 million commercial paper program. No borrowings were outstanding during the years ended January 2, 1999 and January 3, 1998.

In addition, the Company has periodic short-term borrowings under other informal arrangements. Outstanding borrowings under these arrangements were $41.0 million at January 2, 1999 at an average interest rate of 5.64% and $80.0 million at January 3, 1998 at an average interest rate of 6.09%.

9.  Leases

The Company's stores operate principally in leased premises. Lease terms generally range from 10 to 20 years with renewal options ranging from five to 20 years. The following schedule shows, as of January 2, 1999, the future minimum lease payments under capital leases, together with the present value of net minimum lease payments, and operating leases that have initial or remaining non-cancelable lease terms in excess of one year.

                                         Capital       Operating Leases
(Dollars in thousands)                    Leases   Open Stores Closed Stores
1999                                  $   83,463  $149,181   $ 19,920
2000                                      83,208   148,371     19,535
2001                                      82,627   147,330     19,145
2002                                      82,599   145,408     18,724
2003                                      82,354   142,018     17,964
Thereafter                               845,502 1,234,793    128,053
  Total minimum payments               1,259,753 1,967,101   $223,341
Less estimated executory
  costs                                   59,864
Net minimum lease payments             1,199,889
Less amount representing
  interest                               685,289
Present value of net minimum
  lease payments                      $  514,600

Minimum payments have not been reduced by minimum sublease income of $22.8 million due in the future over the term of non-cancelable subleases.

Total rent expense for operating leases, excluding those with terms of one year or less, is as follows:

(Dollars in thousands)                 1998           1997         1996
Minimum rents                      $172,481       $133,786     $137,157
Contingent rents,
  based on sales                        255            371          680
                                   $172,736       $134,157     $137,837

In addition, the Company has signed lease agreements for additional store facilities, the construction of which were not complete at January 2, 1999. The leases expire on various dates extending to 2023 with renewal options generally ranging from 10 to 20 years. Total future minimum rents under these agreements are approximately $673 million.


10.  Income Taxes
Provisions for income taxes for 1998, 1997 and 1996 consist of the following:

(Dollars in thousands)                 Current        Deferred         Total
1998
  Federal                             $ 95,839         $40,199      $136,038
  State                                 14,559           4,800        19,359
                                      $110,398         $44,999      $155,397
1997
  Federal                             $119,553        $(30,327)     $ 89,226
  State                                 27,100         ( 6,200)       20,900
                                      $146,653        $(36,527)     $110,126
1996
  Federal                             $134,000        $(19,550)     $114,450
  State                                 27,000         ( 3,900)       23,100
                                      $161,000        $(23,450)     $137,550

The Company's effective tax rate varied from the federal statutory rate as follows:
                                          1998            1997         1996
Federal statutory rate                    35.0%           35.0%        35.0%
State income taxes, net of
  federal tax benefit                      2.9             4.8          4.3
Federal refund                            (1.7)            0.0          0.0
Other                                      0.1            (0.8)        (0.3)
                                          36.3%           39.0%        39.0%

Deferred income tax expense relates to the following:

(Dollars in thousands)                  1998            1997          1996
Excess tax depreciation              $21,868        $  8,892      $  2,774
Provision for store closings          11,745         (43,041)        7,793
Excess interest and depreciation
  over rent paid on capital leases    (2,743)         (4,604)       (3,003)
Excess tax loss/(gain)                14,964          (4,372)       (9,277)
Accrued expenses                       6,342          (2,258)       (3,251)
Tax loss carryforwards                   -            (1,959)          -
Asset impairment reserve                 184           4,892        (8,713)
Other                                 (7,361)          5,923        (9,773)
                                     $44,999        $(36,527)     $(23,450)

The components of deferred income tax assets and liabilities at January 2, 1999 and January 3, 1998 are as follows:

(Dollars in thousands)                                   1998         1997
Current assets:
   Inventories                                      $  14,818    $  10,436
   Accrued expenses                                    50,579       52,692
   Provision for store closings                             0           (5)
Total current assets                                   65,397       63,123
Non-current assets/(liability):
   Depreciation                                      (142,389)    (105,483)
   Leases                                              43,560       50,937
   Provision for store closings                        73,777       76,970
   Tax loss carryforwards                              22,737       22,737
   Other deferred charges                               7,022        6,819
Total non-current assets                                4,707       51,980

Net deferred taxes                                  $  70,104    $ 115,103


As of January 2, 1999, the Company had net operating loss carryforwards for tax purposes of approximately $56 million related to Kash n' Karry. Due to certain change of ownership requirements of Section 382 of the Internal Revenue Code, utilization of the Kash n' Karry net operating losses is expected to be limited to approximately $3.6 million or $6.9 million per year, depending upon the year in which the loss was generated. If the full amount of the limitation is not used in any year, the amount not used increases the allowable limit in the subsequent year. Loss carryovers will expire during the years 2006 through 2011.

11. Other Liabilities

Other liabilities consist of the following:

(Dollars in thousands)                            1998               1997

Remaining lease liability - closed stores     $113,161           $123,105
Other                                           10,877             11,531
                                               124,038            134,636
Less current portion                             9,839              8,756
                                              $114,199           $125,880

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

In addition, the Company established a restricted stock plan in 1996 for executive employees pursuant to the 1996 Stock Incentive Plan. Under this stock plan, the Company issued 161,545 shares in 1998 (26,760 shares forfeited), 196,003 shares in 1997 (10,524 shares forfeited), and 133,393 shares in 1996 (1,803 shares forfeited). Currently, the Company has 423,034 shares of restricted Class A Common Stock outstanding under the plan. These shares of stock will vest over five years from grant date. The weighted average grant date fair value for these shares is $8.14. At January 2, 1999, 28,820 of these restricted shares had been issued.

Changes in the shares reserved for outstanding options and restricted stock as of January 2, 1999, and related weighted average exercise price are presented below:

                                              Weighted
                                               Average
                                 Shares    Exercise Price
1998
Outstanding at beginning of    3,322,792         $6.63
year
Granted                        1,180,589          8.73
Exercised                       (771,135)         5.10
Forfeited/expired               (490,060)         6.43
Outstanding at end of year     3,242,186          7.14
Options exercisable at end of
year                             136,604          8.77

1997
Outstanding at beginning of    2,553,835         $6.08
year
Granted                        1,401,509          8.13
Exercised                       (289,833)         5.27
Forfeited/expired               (342,719)        11.35
Outstanding at end of year     3,322,792          6.63
Options exercisable at end of
year                             958,595          5.71

1996
Outstanding at beginning of    2,658,069         $5.97
year
Granted                          931,715          7.38
Exercised                       (587,795)         6.19
Forfeited/expired               (448,154)        11.35
Outstanding at end of year     2,553,835          6.08
Options exercisable at end of  1,367,820          5.75
year


As of January 2, 1999, there were 5,111,257 shares of Class A common stock available for future grants.

The following table summarizes options outstanding and options exercisable as of January 2, 1999, and the related weighted average remaining contractual life (years) and weighted average exercise price (excluding restricted stock).

Options Outstanding

Range of                                      Weighted
exercise            Number      Weighted       Average
prices         Outstanding       Average      Exercise
                               Remaining         Price
                             Contractual
                                    Life



$ 5.12 - $7.70  1,674,269            7.4        $ 6.86
$ 7.71 -$11.55  1,069,883            8.6         10.03
$11.56 -$12.42     75,000            2.8         12.42
$ 5.12 -$12.42  2,819,152            7.7        $ 8.21

Options Exercisable

Range of exercise            Number  Weighted
prices                  Exercisable   Average
                                     Exercise
                                        Price
$ 5.12 - $ 7.70              76,571    $ 5.92
$ 7.71 - $11.55                  33      8.56
$11.56 - $12.42              60,000     12.42
$ 5.12 - $12.42             136,604    $ 8.77


The weighted average fair value at date of grant for options granted during 1998, 1997, and 1996 was $2.62, $2.14, and $2.35 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:




                                          1998       1997      1996
Expected dividend yield (%)               1.50       1.50      1.50
Expected volatility (%)                  30.00      25.00     25.00
Risk-free interest rate (%)               5.60       6.50      6.60
Expected term (years)                     5.0        5.5       5.5



The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock options granted in 1998, 1997 or 1996. Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of this statement, the Company's pro forma net earnings and earnings per share would have been as follows:

(Dollars in thousands,
 except per share data)                        1998          1997       1996
Net earnings - as reported                 $272,585      $172,250   $215,220
Net earnings - pro forma                    272,144       171,656    214,986
Basic earnings per share - as reported         0.57          0.37       0.46
Basic earnings per share - pro forma           0.57          0.37       0.46


13. Common Stock

On January 2, 1999, approximately 23.2% and 14.4% of the issued and outstanding Class A non-voting common stock and 24.7% and 27.5% of the issued and outstanding Class B voting common stock was held, respectively, by Etablissements Delhaize Freres et Cie "Le Lion" S.A. (Delhaize) and Delhaize The Lion America, Inc., a wholly owned subsidiary of Delhaize (Detla). In the aggregate, Delhaize and Detla owned approximately 52.2% of the Class B voting common stock and 37.6% of the Class A non-voting common stock.

Holders of Class B common stock are entitled to one vote for each share of Class B common stock held, while holders of Class A common stock are not entitled to vote except as required by law.

The Board of Directors of the Company may declare dividends with respect to Class A common stock without declaring and paying any dividends with respect to the Class B common stock. When dividends are declared with respect to the Class B common stock, the Board of Directors of the Company must declare a greater per share dividend to the holders of Class A common stock.

14.  Interest Expense

Interest expense consists of the following:
(Dollars in thousands)                        1998           1997        1996
Interest on capital leases                 $58,774       $ 56,809     $46,767
Other interest                              36,560         58,580      33,753
                                           $95,334       $115,389     $80,520


15.  Reserves for Closed Stores


(Dollars in millions)

                            Reduction     Lease      Accrued
                             of Asset  Liabilities   Expenses   Total
                              Values
Balance at December 30, 1995  $ 58.2      $ 67.0      $ 20.5    $145.7
Additions                       20.2        92.3         1.4     113.9
Reductions                     (31.2)       (9.2)       (1.8)   (42.2)
Recognition of unused           (8.5)        0.0       (19.1)   (27.6)
reserves
Balance at December 28,1996     38.7       150.1         1.0     189.8
Additions                       98.8        22.6        13.7     135.1
Reductions                     (12.9)      (20.0)       (3.6)    (36.5)
Recognition of unused          (20.8)      (29.6)       (3.7)    (54.1)
reserves
Balance at January 3,1998      103.8       123.1         7.4     234.3
Additions                        2.7        19.2         9.4      31.3
Reductions                     (90.7)      (21.9)      (15.7)   (128.3)
Recognition of unused            0.0        (7.2)        0.0      (7.2)
reserves
Balance at January 2, 1999    $ 15.8      $113.2       $ 1.1     $130.1

1998 Activity:

During the year, the Company recorded $15.2 million in store closing costs (included in Selling and Administrative Expenses on the Company's Consolidated Statement of Income), related to planned store closings in the normal course of business. These costs are included in the "Additions" line in the table above.

Significant additions also include gains ($11.1 million) related to the disposal of various properties ($5.1 million) and the sale of the Company's distribution center in the Southwest market ($6 million). The Company recorded these gains to the store closing reserve pending the results of disposition efforts on remaining closed store properties.

Significant reductions include the disposition of 51 owned stores and the distribution center facility in the Southwest market, which the Company closed in 1997 (see discussion under 1997 Activity). Other significant reductions include (1) ongoing rent payments made on remaining lease obligations, (2) fees for lease terminations, (3) incremental direct costs to dispose of closed store properties, and (4) expenses arising from contractual obligations.

The Company made a decision in 1998 not to close three Kash n' Karry stores due to improved performance. These stores were included in the store closing reserves established at the date of the Kash n' Karry acquisition. These unused reserves totaling $7.2 million were reflected as a reduction of Goodwill.

During 1998, the Company closed 29 stores in the normal course of business, including 17 relocation closings and 12 closings due to poor performance. The revenues and operating results of these stores were not significant to the Company's total revenues and operating results.

During 1998, the Company completed disposition efforts related to 74 closed stores.

At the end of 1998, the Company had $130.1 million in store closing costs related to 157 stores and one distribution center.

1997 Activity:

During 1997, the Company recorded a pre-tax charge of $116.5 million related to the divestiture of its Southwest market. This charge included the write-down of store and distribution center assets to reflect estimated realizable values ($92.1 million), the present value (calculated by applying an 8% discount rate) of remaining rent payments on leased stores ($17.1 million) included in Other Liabilities above, and other costs associated with the store closings. These other costs include legal fees, commissions, severance costs, and certain other costs to sell the related assets and/or expenses arising from contractual obligations ($7.3 million) included in Accrued Expenses above. The Southwest market had negatively impacted the Company's operating results by approximately $0.01 per share annually.

During 1997, the Company reduced store closing costs by $54.1 million in unused reserves which arose primarily from changes in estimated liabilities on remaining lease obligations and in estimated recoverable values of owned properties. Of this amount, $14.4 million related to stores closed in previous years, and $17.7 million related to the 1997 store closings in the Southwest market. These unused reserves were recorded into income. The remaining $22.0 million related to Kash n' Karry store closings and was reflected as an adjustment to Goodwill.

The remaining 1997 activity represents store closing costs incurred, the disposition of properties held for sale, and payments made on remaining lease obligations, related to store closings in the normal course of business.

During 1997, the Company closed 58 stores in the normal course of business including 25 relocation closings and 33 closings due to poor performance. The revenues and operating results of these stores were not significant to the Company's total revenues and operating results.

During 1997, the Company completed disposition efforts related to 33 closed stores.

1996 Activity:

Significant additions to the reserve represent store closing reserves for Kash n' Karry established at the date of acquisition.

During 1996, the Company recognized $27.6 million in unused reserves related to a $170.5 million pre-tax store closing charge against 1993 earnings.

The remaining 1996 activity relates to store closings in the normal course of business and represents store closing costs incurred, the disposition of properties held for sale, and payments made on remaining lease obligations.

During 1996, the Company closed 25 stores in the normal course of business including 22 relocation closings and three closings due to poor performance. The revenues and operating results of these stores were not significant to the Company's total revenues and operating results.

During 1996, the Company completed disposition efforts related to 39 closed stores.


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


Report of Independent Accountants

To the Shareholders of Food Lion, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Food Lion, Inc. and subsidiaries (the "Company") at January 2, 1999 and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 10, 1999



Results by Quarter
(unaudited)

(Dollars in thousands except per share amounts)
      1998            First      Second        Third      Fourth
                    Quarter     Quarter      Quarter     Quarter
                 (12 Weeks)   (12 Weeks)   (12 Weeks)  (16 Weeks)

Net sales        $2,305,473  $2,353,260   $2,378,922  $3,181,819
Gross profit        505,358     526,603      534,934     726,735
Selling and
administrative      336,295     352,609      356,043     489,346
expenses
Depreciation and
amortization         52,418      54,012       55,777      73,814
Operating income    116,645     119,982      123,114     163,575
Net income        $  55,234  $   60,033   $   72,769  $   84,549
Basic and
diluted earnings
per common share      $0.12       $0.13        $0.15       $0.18

(Dollars in thousands except per share amounts)

      1997             First      Second       Third      Fourth
                     Quarter     Quarter     Quarter     Quarter
                   (12 Weeks)  (12 Weeks)  (12 Weeks)  (17 Weeks)*

Net sales         $2,276,746  $2,324,719  $2,366,905  $3,226,015
Gross profit         493,683     503,670     513,432     707,941
Selling and
administrative       346,841     345,413     346,059     478,413
expenses
Depreciation and
amortization          48,697      52,150      52,153      66,833
Store closing
charge/(income)            0           0      96,414     (12,012)
Operating income      98,145     106,107      18,806     174,707
Net income(loss)  $   43,591  $   47,791  $   (6,382) $   87,250
Basic and
diluted earnings
per common share       $0.09       $0.10      $(0.01)      $0.19


*Note: The 1998 fourth quarter comprised 16 weeks; the 1997 fourth quarter comprised 17 weeks.


                          Market Price of Common Stock

           Year Ended January 2, 1999           Year Ended January 3, 1998
             Class A         Class B             Class A          Class B
Quarter   High      Low    High      Low       High       Low    High     Low
First    11.25     8.47   11.38     8.13       9.78      7.63   10.13    8.00
Second   10.88     9.25   11.06     9.13       8.25      6.47    8.38    6.56
Third    11.44     8.81   11.06     9.00       7.50      6.94    7.56    6.91
Fourth   11.06     8.38   10.81     7.88       8.75      7.44    8.53    7.44

The Company's Class A and Class B common stock trade on the Nasdaq stock market under the symbols: FDLNA and FDLNB, respectively. Price quotations are reported on the Nasdaq national market system. The closing market prices per share for both Class A and Class B common stock at January 2, 1999 were $10.63 and $10.06, respectively compared with $8.50 and $8.31, respectively for both Class A and Class B common stock at January 3, 1998. The over-the-counter quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. On March 19, 1999, there were 24,319 holders of record of Class A common stock and 16,676 holders of record of Class B common stock. The closing market prices per share for the Class A and the Class B common stock at March 19, 1999 were $9.47 and $9.31, respectively.

                  Dividends Declared Per Share of Common Stock

             Year Ended January 2, 1999            Year Ended January 3, 1998
Quarter         Class A         Class B             Class A        Class B
First            $.0375          $.0370              $.0337         $.0332
Second            .0375           .0370               .0337          .0332
Third             .0375           .0370               .0337          .0332
Fourth            .0375           .0370               .0337          .0332
Total            $.1500          $.1480              $.1348         $.1328



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operations
     The Company posted a record level of sales and earnings during 1998. Sales totaled $10.2 billion as earnings reached $272.6 million. The Company was able to achieve these strong operating results despite highly competitive conditions. In addition, the Company was able to accomplish these results while preserving its continued commitment to delivering low price leadership to its customers in all markets. During 1998, the Company complimented its guarantee of low price leadership with increased variety and selection, which not only addressed the demands of its customers but also helped to boost operating profits. Finally, the Company's continued focus on gaining operating efficiencies and increased productivity through its low cost structure rounded out the completion of Food Lion's most successful year.

     During 1998, the Company opened 79 new stores and closed 29 existing stores (including 17 relocations). As a result, at the end of 1998, the Company operated 1,207 stores compared with 1,157 stores in operation at the end of 1997. The Company renovated 141 existing stores in 1998.

Sales
     Sales were $10.2 billion for the 52 weeks of fiscal 1998 compared with $10.2 billion during the 53 week period of fiscal 1997, and $9.0 billion for the 52 week period in 1996, resulting in annual increases of 0.2%, 13.2% and 9.7%, respectively. The Company's 1998 total sales are not comparable to 1997 total sales due to (1) the extra week included in fiscal 1997, (2) $249.1 million in prior year sales from stores in the Southwest market which closed during the fourth quarter of 1997 and (3) a change in the method of collecting sales tax on products discounted through the MVP customer ("MVP") and Preferred customer ("PCC") loyalty card programs. On a comparable basis, total sales increased 6.1% for fiscal 1998. In 1998, same store sales increased 2.6% as compared with increases of 0.2% for 1997 and 5.7% for 1996.

     Beginning in May 1998, after receiving permission from all state departments of revenue, the Company began collecting sales tax on the net sales price, after considering the MVP/PCC discount granted, rather than the full retail price of the MVP/PCC items. The related impact to fiscal 1998 was to reduce reported sales by approximately $127.1 million. This change does not impact the same store sales calculation or the Company's net income, as gross profit and expense dollars are the same under either method. The only difference is that under the new method the discount granted is reflected in sales as opposed to in cost of goods sold under the original method. The following table illustrates the impact of the change.


Fiscal 1998                            1998
                          1998        Dollars         %            %
                        Dollars     Comparable                 Comparable
                           As        to 1996 -       As        to 1996 -
                        Reported       1997       Reported        1997
(Dollars and shares       (New       (Original    (New        (Original
in thousands)           Method)       Method)     Method)     Method)

Net sales              $10,219,474 $ 10,346,538      100.00%        100.00%
Cost of goods sold      7,925,844     8,052,908       77.56          77.83
Gross profit            2,293,630     2,293,630       22.44          22.17
Selling and
administrative          1,534,293     1,534,293       15.01          14.83
expenses
Depreciation and          236,021       236,021        2.31           2.28
amortization
Operating income          523,316       523,316        5.12           5.06
Interest expense           95,334        95,334         .93            .92
Income before income      427,982       427,982        4.19           4.14
taxes
Provision for income      155,397       155,397        1.52           1.51
taxes
Net income               $272,585      $272,585        2.67%          2.63%
Basic and diluted
earnings per share           $.57          $.57
Weighted average
number of shares          478,084       478,084
outstanding


     During 1998, the sales increase of 6.1% (on a comparable basis) resulted from the Company's new store additions and renovations of existing stores, as well as category management and marketing initiatives. The Company opened 79 new stores in 1998 and closed 29 existing stores (including 17 relocations), a net increase of 50 stores. Store renovations also increased sales, as 141 existing stores were renovated to update equipment and properties, and in many locations, to add square footage and deli/bakery departments. The Company's stores currently have an average age of only five years, compared with an industry average of seven years, as a result of its continued aggressive new store construction and renovation program.

     The Company continued to enhance the Food Lion MVP Customer card program and implemented the Kash n' Karry Preferred Customer Club card (PCC) program in 1998. These programs, which are primarily vendor supported, reward customers with additional discounts on the Company's everyday low prices on a selection of featured items. Up to 1,500 items are highlighted on the programs each week.
In 1998, the Company created special promotions for customer card users, including the MVP Million Dollar Giveaway and direct mail offers, which have resulted in increased card usage and higher sales. During 1999, the Company plans increased usage of the expansive MVP and PCC customer databases to support targeted marketing efforts.

     The 1999 business plan currently includes opening 80 new stores (approximately 20 of these will replace older stores) and renovating approximately 140 existing stores. The Company is committed to a growth strategy, which includes plans to open new stores and strengthen existing stores through renovations in order to maintain a competitive edge in its current markets. In addition, the Company will continue to evaluate its store base and may close stores to take advantage of relocation opportunities or to eliminate operating losses in underperforming stores. The Company's growth strategy is flexible, and the Company will listen to its consumers and revise its strategy accordingly in an effort to meet current and future customer needs.

Gross Profit
     In fiscal 1998, gross profit was 22.44% (22.17% adjusted to the original method of reporting sales tax) of sales compared with 21.76% and 21.31% in 1997 and 1996, respectively. The gross profit increase of 0.68% (0.41% increase on a comparable basis) of sales in 1998 is attributable to a continued focus on category management initiatives (merchandising stores for maximum performance). Product analysis, selection and strategic pricing all contributed to gross profit increases in the grocery, perishable and meat departments in 1998. In addition, gross profits were positively impacted by the Company's private label sales, which currently represent 16.0% of consolidated total sales.

     The LIFO charge, as a percentage of sales, decreased gross profit by 0.24% in 1998, 0.10% in 1997 and 0.11% in 1996. Current year inflation totaled 2.3% due primarily to the increase in the cost of cigarettes imposed by tobacco manufacturers during 1998. Cigarette costs increased $6.35 per carton, or 49% during 1998. Excluding cigarettes, all other merchandise categories experienced little or no inflation. The 1998 inflation rate excluding the cigarette cost increase was 0.7%.

Selling and Administrative Expenses
     Selling and administrative expenses as a percentage of sales were 15.01% in 1998 (14.83% adjusted to the original method of reporting sales tax) and 14.88% and 14.72% in 1997 and 1996, respectively. The comparable decrease is attributable to decreases in 1) administrative costs, due to having Kash n' Karry fully integrated for the entire year of 1998 compared with only five months in 1997, and 2) a decrease in advertising costs as the Company increased the number of vendor-supported marketing programs. These decreases were partially offset by an increase in store utilities and an increase in store rent expense related primarily to 72 new leased stores and expansions of existing stores.

     The Company believes it is important to maintain flexibility with regard to expense levels and will take advantage of additional opportunities to grow sales profitably through new marketing and customer service programs. The Company expects to continue to perform at an expense ratio in the range of 15.0% - 15.5%.

     Food Lion's 1998 business plan reflected the Company's commitment to maintaining its existing store base as 141 store renovations were completed in 1998 compared with 99 in 1997 and 124 in 1996. The Company anticipates completing approximately 140 renovations to existing stores in 1999. Store renovations result in an average sales increase of 10% - 20% in the year following the renovation. The Company plans to continue an aggressive renovation program to maintain a modern and convenient shopping environment for customers in all stores.

Store Closings
     With over 1,200 retail outlets, the Company must constantly evaluate its store base, and make decisions about store openings and closings that are in the best interest of shareholders. These store closings consist of both relocations, where a new store is opened to replace an older location in the same neighborhood, and the closing of stores due to poor performance. During 1998, 29 stores were closed in the normal course of business as discussed above. The average cost to close a store as part of the Company's normal business strategy is approximately $500,000 to $1,000,000. During 1998, the Company recorded $15.2 million in store closing costs (included in Selling and administrative expenses on the Company's Consolidated Statement of Income), related to planned store closings (see Note 15 to the consolidated financial statements).

     In 1997, the Company recorded a pre-tax charge of $116.5 million related to the divestiture of its Southwest market. This charge included the write-down of store and distribution center assets to reflect estimated realizable values ($92.1 million), the present value (calculated by applying an 8% discount rate) of remaining rent payments on leased stores ($17.1 million), and other costs associated with the store closings such as legal fees, commissions, severance costs, and certain other costs to sell the related assets and/or expenses arising from contractual obligations ($7.3 million). The Southwest market had negatively impacted the Company's operating results by approximately $0.01 per share annually.

     Significant cash outflows associated with store closings relate to on going rent payments on leased stores. These rent payments are funded by income from operations. The projected rental payments on closed stores are included in Note 9 to the consolidated financial statements.

     At the end of each year, the value of all owned assets related to store properties remaining to be disposed is reviewed in conjunction with the Company's compliance with Financial Accounting Standards Board Statement no. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("FASB no. 121"). No adjustments were recorded during 1998.

Interest Expense
     Interest expense as a percent of sales was 0.93% in 1998 and 1.13% and 0.89% in 1997 and 1996, respectively. During 1998, the Company reached an agreement with the U.S. Internal Revenue Service ("IRS") regarding its examination of tax years 1991-1994. As a result of this agreement, the Company received a refund related to tax paid in previous years. The refund included $7.2 million in tax (recorded during the year as a reduction to the Provision for Income Taxes) and related interest income of $7.6 million (recorded during the year as a reduction to Interest expense). In addition, Interest expense was impacted by (1) the conversion of the Company's convertible subordinated debentures in 1998, and (2) the pre-payment of $50 million in note purchase agreements in late 1997.

Depreciation Expense
     Depreciation expense as a percent of sales was 2.31% in 1998 compared with 2.16% in 1997 and 1.84% in 1996. Depreciation increased in 1998 due to an extensive capital expenditure program totaling $356.1 million. During 1998, the Company constructed and equipped 72 leased stores and seven owned stores, and renovated 141 existing stores. During 1997, the Company constructed and equipped 61 leased stores and three owned stores, and renovated 99 existing stores. In 1996, the Company equipped 55 leased stores and renovated 124 existing stores.

LIFO
     The LIFO reserve increased $24.7 million in 1998 as compared with increases of $10.0 million in 1997 and $10.3 million in 1996. The 1998 increase was primarily due to a significant increase in cigarette costs (see discussion above). In 1997, increased coffee, paper and cigarette costs were the primary contributors to the LIFO increase, while in 1996, the increased costs of grocery, frozen food and dairy items supported the LIFO increase.


Income Taxes
     The provision for income taxes was $155.4 million in 1998, $110.1 million in 1997 and $137.6 million in 1996. The Company's effective tax rate was 36.3% in 1998 and 39.0% in 1997 and 1996. The effective tax rate for 1998 was reduced by a $7.2 million tax refund received from the IRS (see discussion above under Interest Expense). The Company expects its continuing effective tax rate to be 38%.

Liquidity and Capital Resources
     Cash provided by operating activities was $441.1 million in 1998 compared with $354.9 million in 1997 and $428.3 million in 1996. The increase in 1998 was due to improved earnings, an increase in inventory levels, net of trade payables, an increase in accrued expenses, and a reduction in deferred taxes. The increase in 1997 over the prior years was due primarily to a decrease in inventory levels resulting from continued inventory management efforts, the consolidation of the Kash n' Karry warehouse operation into Food Lion's Plant City, Florida distribution center, and closing the Southwest distribution center. The decrease in 1996 from 1995 was primarily due to increased inventory levels, net of trade payables, resulting from the Kash n' Karry acquisition and increased receivables.

     Cash flows used in investing activities decreased to $246.2 million in 1998 compared with $313.6 million in 1997 and $356.0 million in 1996. The decrease in investing activities in 1998 compared to 1997 is the result of an increase in the proceeds received from the disposition of the assets related to stores in the Southwest market. The decrease in investing activities in 1997 compared to 1996 reflects the investment in Kash n' Karry during 1996, partially offset by an increase in capital expenditures in 1997. In December of 1996, Food Lion purchased the stock of Kash n' Karry for $121.6 million.

     Capital expenditures increased to $356.1 million in 1998, compared with $346.1 million in 1997 and $283.6 million in 1996. During 1998, the Company equipped a total of 79 new stores and renovated 141 existing stores (including expanding square footage and adding deli/bakeries in many of these stores). During 1997, the Company equipped a total of 64 new stores and renovated 99 existing stores (including expanding square footage and adding deli/bakeries in most of these stores). During 1996, the Company equipped a total of 55 new stores and renovated 124 existing stores (including expansions in the majority of these stores) and implemented debit/credit and on-line communication technology in its Food Lion stores.

     Total store square footage increased 7.7% from 36.1 million in 1997 to 38.9 million in 1998. The total distribution space operated by the Company was 8.7 million square feet at the end of both 1998 and 1997, compared with 10.7 million at the end of 1996. The decrease in distribution space from 1996 to 1997 was the result of closing the distribution center in the Company's Southwest market, and the consolidation of the Kash n' Karry warehouse operation into Food Lion's Plant City, Florida distribution center.

     In 1999, the Company plans to continue its three-fold growth plan, which focuses on a combination of new store openings and renovations, as well as growth through acquisitions, as appropriate. The Company anticipates opening 80 new stores (20 of these will replace older stores) and renovating approximately 140 stores in 1999. The Company anticipates that the majority of the new stores will be opened under conventional leasing arrangements and, as a result, the impact on liquidity of owning stores will be insignificant in 1999. Capital expenditures for 1999 are expected to total $390 million, which includes approximately $160 million for store expansion and new store construction and $160 million to equip new and renovated stores.

     The Company plans to finance capital expenditures for 1999 through funds generated from operations and existing bank and credit lines. The Company will consider the possibility of sale-leaseback transactions on certain free-standing Company-owned stores in the future if advantageous opportunities are presented by potential lessors.

     Cash flows used in financing activities increased to $164.6 million in 1998, compared with $163.4 million in 1997 and cash provided from financing of $73.0 in 1996. The increase in 1998 was primarily the result of shares purchased under the Company's share repurchase plan as described below, partially offset by a decrease in net payments on debt. The increase in cash used in 1997 compared to 1996 was related primarily to principal payments on debt.

     Under the Company's current share repurchase program, which expires in May 1999, the Company may repurchase up to $100.0 million in outstanding securities. The share repurchase program allows the Company the flexibility to repurchase securities as it deems appropriate in the best interests of its shareholders and in consideration of all other possible uses of funds generated by operations. During 1998, the Company expended $50.2 million (including commissions) for the purchase of Class A and Class B shares, as part of its repurchase program compared to $3.0 million in 1997, and $44.3 million in 1996. See table below.

                                 Class A       Class B
1998
     Shares purchased            3,085,700    1,897,000
     Average purchase               $10.37       $ 9.60
     price
     Total purchased           $31,998,709    $18,211,200


1997
     Shares purchased              235,000      175,000
     Average purchase               $ 7.34       $ 7.06
     price
     Total purchased            $1,724,900   $1,235,000

1996
     Shares purchased            3,047,000    3,722,250
     Average purchase               $ 5.89       $ 7.09
     price
     Total purchased           $17,946,830  $26,390,753


Additional purchases may be made in the open market under the current program as deemed in the best interest of shareholders.

Debt
     In 1998, the Company redeemed its outstanding convertible subordinated debentures totaling $113.8 million through either (1) payment to the bond holders at 101% of the principal together with accrued interest or (2) conversion of the debentures into shares of the Company's Class A Stock at $7.90 per share. Most bond holders elected conversion resulting in the issuance of
13.9 million shares of Class A Common Stock with $3.8 million in principal, premium and accrued interest paid to the remaining bond holders. The conversion election had no impact on the Company's basic or diluted earnings per share.

     The Company currently has outstanding medium-term notes of $150.3 million due from 1999 to 2006 at interest rates of 8.32% to 8.73%. Additionally, the Company has long-term debt securities of $300.0 million of which $150.0 million is due 2007 at 7.55% and $150.0 million matures in 2027 at an interest rate of 8.05%.

     In December 1998, the Company replaced its $700.0 million revolving credit facility. The current credit facility with a syndicate of commercial banks provides for $625.0 million in committed lines of credit, which will expire on December 13, 1999. As of January 2, 1999, the Company had no outstanding borrowings related to this credit facility.

     The Company also maintains additional committed lines of credit totaling $20.0 million, which are available when needed. The Company is not required to maintain compensating balances related to these lines of credit, and borrowings may occur periodically. As of January 2, 1999, the Company had outstanding borrowings of $20.0 million. During 1998, the Company had average borrowings of $100,000 at a daily weighted average interest rate of 5.37% with a maximum amount outstanding of $20.0 million.

     The Company has a $250.0 million commercial paper program, of which no borrowings were outstanding at January 2, 1999, January 3, 1998, and December 28, 1996, nor used during these years.

     Finally, the Company has periodic short-term borrowings under informal credit arrangements which are available to the Company at the discretion of the lender (see table below):

                          Informal Credit Arrangements

                              (Dollars in millions)

                                        1998     1997   1996

Outstanding borrowings                 $41.0    $80.0    $0.0
at year end
Average borrowings                       12.2     8.2     3.0
Maximum amount                          100.0    80.0    55.0
outstanding

Daily weighted average                   5.47%   5.76%   5.48%
interest rate


Self Insurance

          The Company is self-insured for its workers' compensation, general liability and vehicle accident claims. The Company establishes reserves based on an independent actuary's valuation of open claims reported and an estimate of claims incurred but not yet reported. It is possible that the final resolution of some of these claims may require significant expenditures by the Company in excess of its existing reserves, over an extended period of time, and in a range of amounts that cannot be reasonably estimated.



Impact of Inflation
          During 1998, the inflation rate on merchandise purchases was 2.3%. Inventory and labor, the Company's primary costs, increase with inflation and, where possible, will be recovered through operating efficiencies and gross profits.

Year 2000
      In 1996, the Company began evaluating both its information technology systems, and other systems and equipment in order to identify and adjust date sensitive systems for Year 2000 compliance. As part of this undertaking, the Company created a Year 2000 Project Team to address the issues related to Year 2000 compliance. The Year 2000 Team is led by representatives from the Company's Information Technology department and includes key representatives from other areas of the Company. The Year 2000 Team has developed a three-phase plan to identify and remediate all existing systems to ensure the Company's readiness for the century change. These phases consist of assessment, system remediation and integration testing.

     Project Phase One primarily focused on assessing the business impact of the century change on the Company's operating environment. This assessment included information technology systems, non-information technology systems and supply chain readiness. The assessment was conducted based on an analysis of the Company's individual business processes and the potential material risks associated with the Company's operations. Project Phase Two primarily focused on code and system conversion (remediation) of date impacted applications and systems. Remediation or replacement was conducted for all information technology and embedded systems impacted by Year 2000 issues. Project Phase Three involves the execution of various testing protocol, analysis of test results and the development of contingency plans for each of the impacted systems.

       The Company has completed Project Phase One for all systems and Project Phase Two for all systems not scheduled for replacement. The Company expects to complete installation of certain replacement systems impacted by Year 2000 issues by mid-1999 and has included the cost of these systems in its estimates for the Year 2000 Project. The Company has commenced Project Phase Three, which includes testing and validation of impacted systems, and anticipates this phase will be substantially complete by mid-1999. However, the Company anticipates testing and validation procedures, as well as development of contingency plans, will continue throughout 1999.

       Except for the cost of replacement systems, the Company will expense the cost of the Year 2000 Project as incurred. The Company is funding the costs associated with the Year 2000 Project through operating cash flows and has not deferred any Information Technology projects in order to complete the Year 2000 Project.

      The Company estimates the total incremental cost of the Year 2000 Project is approximately $17.0 million which includes equipment and software replacements, reprogramming, systems testing, and outside consulting services. Approximately $4.0 million of the total cost for the Year 2000 Project is related to reprogramming or remediation of existing software and new systems, while the remaining cost of approximately $13.0 million is related to the implementation of certain replacement systems. At the end of fiscal year 1998, the Company had incurred approximately $8.9 million of the total cost of the Year 2000 project of which $2.8 million had been expensed as incurred and $6.1 million had been capitalized for replacement systems.

       The Company has not materially increased the number of its employees in order to complete the Year 2000 Project. Although the Company has utilized external contractors in various phases of the Year 2000 Project, the Company does not consider any of these contracts or relationships material for the completion of the Year 2000 Project. The Company has assigned certain employees from its Information Technology department to the Year 2000 Project (averaging approximately 20 employees during Phase One and 22 employees during Phase Two of the project and less than 15 employees from its user departments). As discussed above, the Company has created a Year 2000 Project Team composed of representatives from all areas of the Company. Members of the Year 2000 Project Team have completed the tasks associated with the Year 2000 Project as part of their normal duties. Although the Company has discussed its Year 2000 Project with certain of its consultants third parties were not retained to perform independent verification and validation processes regarding the risks and cost estimates of the Year 2000 Project.

      As part of the Year 2000 Project, the Company has identified relationships with third parties, including vendors, suppliers, and service providers, which the Company believes are critical to its business operations. Although the Company considered several factors in identifying these critical relationships, the Company has concentrated its communication efforts as discussed below with suppliers and vendors from whom the company makes annual purchases in excess of $10 million. The Company is in the process of communicating with these third parties through questionnaires, letters and interviews in an effort to determine the extent to which they are addressing their Year 2000 compliance issues. Based on the responses received to date from these efforts, the Company understands that all critical suppliers have indicated they anticipate being Year 2000 compliant. A small percentage of these critical suppliers have indicated they are Year 2000 compliant, however, a majority have indicated they are still addressing Year 2000 issues. Where appropriate, the Company has developed strategies to work with its suppliers to verify Year 2000 readiness and create contingency plans as discussed below.

      The Company has identified its operational and supply chain activities as its most critical functions potentially impacted by Year 2000 issues. The Company will conduct testing within a parallel operating environment created to simulate business processes and integrated systems functionality, including front-end operations and supply chain activities. Validation of integrated systems functionality will be performed by comparing test results to actual processes and data.

      The Company cannot assure that there will not be an adverse impact on the Company if third parties do not appropriately address their Year 2000 issues in a timely manner. Such other possible consequences include, but are not limited to, loss of communications with stores, loss of electric power, and an inability to process customer transactions or otherwise engage in similar normal business activities. As discussed below, the Company has developed contingency plans with its critical suppliers in order to arrange for the timely delivery of inventory. The Company will continue to communicate with, assess and monitor the progress of these third parties in resolving Year 2000 issues.

        Although the Company does not believe the actual impact of any system failures related to the century change will be material, the Company has developed various contingency plans with its critical suppliers and certain other vendors in order to assure the timely delivery of inventory and prepare for normal business activities following the century change. In the event the Company or a key supplier is adversely impacted by the century change, the Company will implement its contingency plan for such situation. These plans include alternate means of communication with suppliers, such as facsimile, telephone and hand delivery, manual operation of certain systems, as well as the implementation of certain established ordering procedures. Under the terms of these established ordering procedures, the Company's critical suppliers will provide inventory to the Company based on historical ordering patterns. These suppliers will also substitute products and adjust inventory levels of substitute items based on the availability of certain products. The Company will continue to develop and finalize the implementation of its contingency plans with third parties throughout 1999.

     The projections and project completion dates are based on management's best estimates and may be updated from time to time as additional information becomes available. This section discussing Year 2000 issues contains forward-looking statements (refer to "Other" below which addresses forward-looking statements made by the Company).


Other:
    Information provided by the Company, including written or oral statements made by its representatives, may contain forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, future capital expenditures and the Company's business strategy, are forward-looking statements. In reviewing such information, it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking statements. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company, including filings with the Securities and Exchange Commission of Forms 10-Q, 10-K and 8-K.

       Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking statements include: changes in the general economy or in the Company's primary markets, changes in consumer spending, competitive factors, the nature and extent of continued consolidation in the industry, changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to litigation or other claims, inability to develop new stores or complete remodels as rapidly as planned, stability of product costs -- supply or quality control problems with the Company's vendors, and issues and uncertainties related to Year 2000 detailed from time-to-time in the Company's filings with the Securities and Exchange Commission.