Form 10-K405/A, Exhibit 13
period 1999-01-02
FOOD LION INC
filed 1999-08-17
CIK 37912

Exhibit 13


Portions of the Annual Report to Shareholders for the fiscal year ended January 2, 1999




Ten Year Summary of Operations
(Dollars in thousands                      1998          1997            1996
  except per share amounts)           (52 weeks)    (53 weeks)      (52 weeks)

  Financial Data:

 1.  Net sales                     $ 10,219,474    10,194,385       9,005,932
 2.  Same store sales percent
     change                        %       2.57          0.22            5.70
 3.  Cost of goods sold            $  7,925,844     7,975,659       7,087,177
 4.  Selling and administrative
      expenses                     $  1,770,314     1,736,559       1,490,878
 5.  Asset impairment reserve      $          0             0          22,187
 6.  Store closing charge/(income) $          0        84,402         (27,600)
 7.  Operating income              $    523,316       397,765         433,290
 8.  Depreciation and amortization $    236,021       219,833         165,286
 9.  Interest expense              $     95,334       115,389          80,520
10.  Income before income taxes    $    427,982       282,376         352,770
11.  Net income                    $    272,585       172,250         215,220
12.  Current assets                $  1,512,277     1,328,511       1,539,039
13.  Non-current assets            $  2,163,684     2,167,625       2,052,496
14.  Total assets                  $  3,675,961     3,496,136       3,591,535
15.  Current liabilities           $  1,040,417       960,788       1,248,028
16.  Long-term debt                $    429,763       586,355         495,111
17.  Capital lease obligations,
     deferred taxes and other
     liabilities                   $    606,859       615,808         623,308
18.  Shareholders' equity          $  1,598,922     1,333,185       1,225,088
19.  Cash dividends
     Class A                       $     36,832        31,825          26,436
     Class B                       $     34,439        30,923          25,874
20.  Weighted average shares
     outstanding (000)                  478,084       468,916         470,216
21.  Earnings per share (a)         $       .57           .37             .46
22.  Dividends per share (a)        $      .149          .134            .111
23.  Book value per share (a)       $      3.34          2.84            2.61
24.  Asset turnover                 x      2.85          2.88            2.89
25.  Return on sales                %      2.67          1.69            2.39
26.  Return on assets               %      7.60          4.86            6.90
27.  Return on equity               %     18.59         13.47           18.49
28.  Equity ratio                   %     43.50         38.13           34.11
29.  Return on investment           %     18.64         15.81           18.61
30.  Current ratio                  x      1.45          1.38            1.23

Other Data:

31.  Store count                          1,207         1,157           1,112
32.  Stores opened/acquired                  79           164              64
33.  Stores relocated                       (17)          (25)            (22)
34.  Stores closed                          (12)          (94)             (3)
35.  Total stores square
     footage (000)                       38,887        36,107          32,615
36.  Capital expenditures          $    356,058       346,134         283,564
37.  Number of employees                 92,125        83,871          73,170
38.  Number of Deli/Bakery departments    1,099         1,008             888
39.  Recapitalization and
     stock splits






                                             -18-



  (Dollars in thousands                   1995           1994
except per share amounts)            (52 weeks)     (52 weeks)

 Financial Data:

 1.  Net sales                     $ 8,210,884      7,932,592
 2.  Same store sales percent
     change                        %      2.33           3.34
 3.  Cost of goods sold            $ 6,516,637      6,323,693
 4.  Selling and administrative
     expenses                      $ 1,337,702      1,269,637
 5.  Asset impairment reserve      $         0              0
 6.  Store closing charge/(income) $         0              0
 7.  Operating income              $   356,545        339,262
 8.  Depreciation and amortization $   146,170        139,834
 9.  Interest expense              $    73,484         86,564
10.  Income before income taxes    $   283,061        252,698
11.  Net income                    $   172,361        152,898
12.  Current assets                $ 1,149,235      1,125,471
13.  Non-current assets            $ 1,496,030      1,356,470
14.  Total assets                  $ 2,645,265      2,481,941
15.  Current liabilities           $   698,695        690,062
16.  Long-term debt                $   355,300        355,300
17.  Capital lease obligations,
     deferred taxes and other
     liabilities                   $   488,760        409,226
18.  Shareholders' equity          $ 1,102,510      1,027,353
19.  Cash dividends
     Class A                       $    23,621         22,021
     Class B                       $    22,672         21,131
20.  Weighted average shares
     outstanding (000)                 481,154        483,708
21.  Earnings per share (a)        $       .36            .32
22.  Dividends per share (a)       $      .096           .089
23.  Book value per share (a)      $      2.29           2.12
24.  Asset turnover                x      3.20           3.18
25.  Return on sales               %      2.10           1.93
26.  Return on assets              %      6.72           6.13
27.  Return on equity              %     16.18          15.72
28.  Equity ratio                  %     41.68          41.39
29.  Return on investment          %     17.31          16.69
30.  Current ratio                 x      1.64           1.63


Other Data:

31.  Store count                         1,073          1,039
32.  Stores opened/acquired                 47             30
33.  Stores relocated                      (12)            (3)
34.  Stores closed                          (1)           (84)
35.  Total stores square
     footage (000)                      30,056         27,335
36.  Capital expenditures          $   219,905        117,312
37.  Number of employees                69,345         64,840
38.  Number of Deli/Bakery departments     733            575
39.  Recapitalization and
     stock splits




Ten Year Summary of Operations
(Dollars in thousands                    1993         1992          1991
except per share amounts)           (52 weeks)   (53 weeks)    (52 weeks)

 Financial Data:

 1.  Net sales                     $7,609,817    7,195,923     6,438,507
 2.  Same store sales percent
     change                        %    (2.58)       (0.42)         2.68
 3.  Cost of goods sold            $6,121,274    5,759,534     5,102,977
 4.  Selling and administrative
     expenses                      $1,239,348    1,096,727       960,423
 5.  Asset impairment reserve      $        0            0             0
 6.  Store closing charge/(income) $  170,500            0             0
 7.  Operating income              $   78,695      339,662       375,107
 8.  Depreciation and amortization $  143,042      121,616       104,614
 9.  Interest expense              $   72,343       49,057        34,436
10.  Income before income taxes    $    6,352      290,605       340,671
11.  Net income                    $    3,852      178,005       205,171
12.  Current assets                $1,135,200    1,147,849       982,112
13.  Non-current assets            $1,368,483    1,373,643     1,037,180
14.  Total assets                  $2,503,683    2,521,492     2,019,292
15.  Current liabilities           $  619,271      986,274       676,768
16.  Long-term debt                $  569,350      240,537       240,810
17.  Capital lease obligations,
     deferred taxes and other
     liabilities                   $  397,508      338,962       270,659
18.  Shareholders' equity          $  917,554      955,719       831,055
19.  Cash dividends
     Class A                       $   21,483       27,355        24,393
     Class B                       $   20,603       26,457        23,638
20.  Weighted average shares
     outstanding (000)                483,701      483,663       483,516
21.  Earnings per share (a)         $     .01          .37           .42
22.  Dividends per share (a)        $    .087         .111          .099
23.  Book value per share (a)       $    1.90         1.98          1.72
24.  Asset turnover                 x    3.03         3.17          3.58
25.  Return on sales                %     .05         2.47          3.19
26.  Return on assets               %     .15         7.84         11.40
27.  Return on equity               %     .41        19.92         27.28
28.  Equity ratio                   %   36.65        37.90         41.16
29.  Return on investment           %    5.68        20.02         26.09
30.  Current ratio                  x    1.83         1.16          1.45


Other Data:

31.  Store count                        1,096        1,012           881
32.  Stores opened/acquired               100          140           111
33.  Stores relocated                      (4)          (4)           (6)
34.  Stores closed                        (12)          (5)           (2)
35.  Total stores square
     footage (000)                     28,950       26,428        22,480
36.  Capital expenditures          $  159,857      402,327       305,879
37.  Number of employees               65,494       59,721        53,583
38.  Number of Deli/Bakery departments    553          446           279
39.  Recapitalization and
     stock splits                                  3 for 2



                                      -19-





 (Dollars in thousands                   1990         1989
 except per share amounts)          (52 weeks)   (52 weeks)

 Financial Data:

 1.  Net sales                     $5,584,410    4,717,066
 2.  Same store sales percent
     change                        %     4.50         8.60
 3.  Cost of goods sold            $4,447,177    3,772,473
 4.  Selling and administrative
     expenses                      $  820,175      684,938
 5.  Asset impairment reserve      $        0            0
 6.  Store closing charge/(income) $        0            0
 7.  Operating income              $  317,058      259,655
 8.  Depreciation and amortization $   81,432       65,042
 9.  Interest expense              $   32,587       29,180
10.  Income before income taxes    $  284,471      230,475
11.  Net income                    $  172,571      139,775
12.  Current assets                $  787,869      671,207
13.  Non-current assets            $  791,996      610,470
14.  Total assets                  $1,579,865    1,281,677
15.  Current liabilities           $  597,392      510,838
16.  Long-term debt                $   91,721       95,774
17.  Capital lease obligations,
     deferred taxes and other
     liabilities                   $  217,694      136,611
18.  Shareholders' equity          $  673,058      538,454
19.  Cash dividends
     Class A                       $   21,926       16,549
     Class B                       $   21,082       15,971
20.  Weighted average shares
     outstanding (000)                483,210      482,964
21.  Earnings per share (a)         $     .36          .29
22.  Dividends per share (a)        $    .089         .067
23.  Book value per share (a)       $    1.39         1.11
24.  Asset turnover                 x    3.90         3.98
25.  Return on sales                %    3.09         2.96
26.  Return on assets               %   12.06        11.79
27.  Return on equity               %   28.49        28.84
28.  Equity ratio                   %   42.60        42.01
29.  Return on investment           %   29.33        28.85
30.  Current ratio                  x    1.32         1.31

Other Data:

31.  Store count                          778          663
32.  Stores opened/acquired               121          105
33.  Stores relocated                      (5)          (8)
34.  Stores closed                         (1)          (1)
35.  Total stores square
     footage (000)                     19,424       16,326
36.  Capital expenditures          $  206,391      147,810
37.  Number of employees               47,276       40,736
38.  Number of Deli/Bakery departments    183          149
39.  Recapitalization and
     stock splits





Notes to Ten Year Summary of Operations

(a) Amounts are based upon the weighted average number of the Class A and Class B common shares outstanding.

DEFINITIONS
Line

20. Weighted average shares outstanding: Weighted average shares outstanding have been restated to reflect the stock split in 1992.
21.  Earnings per share:  Net income per common share (line 11/line 20).
22.  Dividends per share:  Cash dividends per common share (line 19/line 20).
23. Book value per share: Book value of shareholders' equity per common share (line 18/line 20).
24. Asset turnover: The ratio of sales per dollar of assets employed during the year. It is calculated by dividing sales by the average total assets (line 1/line 14).
25. Return on sales: The percentage of net income earned on each dollar of sales (line 11/line 1).
26. Return on assets: The percentage of net income earned on average total assets (line 11/line 14).
27. Return on equity: The percentage of net income earned on average shareholders' equity (line 11/line 18).
28. Equity ratio: Shows the share of total assets of the business owned by the shareholders as opposed to outside sources. It is calculated by dividing year-end shareholders' equity by year-end total assets
     (line 18/line 14).
29. Return on investment: The percentage of net income, excluding interest expense, to invested capital ([line 11 + line 9] / [average line 16 + average line 18]).
30.  Current ratio:  The ratio of current assets to current liabilities
     (line 12/ line 15).
31.  Store count:  Number of stores operating at year-end.
37. Number of employees: Number of full-time and part-time employees at year-end.
38. Number of Deli/Bakery departments: Number of stores with Deli/Bakery departments at year end.


                                            -19-
Consolidated Statements of Income


                                 Year Ended     Year Ended         Year Ended
                                 January 2,     January 3,       December 28,
(Dollars in thousands                  1999           1998               1996
except per share amounts)
Net sales                       $10,219,474    $10,194,385         $9,005,932
Cost of goods sold                7,925,844      7,975,659          7,087,177
Selling and administrative
  expenses                        1,770,314      1,736,559          1,490,878
Asset impairment reserve               -              -                22,187
Store closing charge/(income)          -            84,402            (27,600)
Operating income                    523,316        397,765            433,290
Interest expense                     95,334        115,389             80,520
 Income before income taxes         427,982        282,376            352,770

Provision for income taxes          155,397        110,126            137,550

     Net income                  $  272,585     $  172,250          $ 215,220


Earnings per share:
     Basic                            $.57            $.37              $.46
     Diluted                          $.57            $.36              $.45



(Results as a percentage
of net sales)

Net sales                            100.00%        100.00%            100.00%
Cost of goods sold                    77.56          78.24              78.69
Selling and administrative
  expenses                            17.32          17.04              16.56
Asset impairment reserve                 -             -                  .25
Store closing charge/(income)            -             .82               (.31)
Operating income                       5.12           3.90               4.81
Interest expense                        .93           1.13                .89
 Income before income taxes            4.19           2.77               3.92

Provision for income taxes             1.52           1.08               1.53

     Net income                        2.67%          1.69%              2.39%


The accompanying notes are an integral part of the consolidated financial statements.





Consolidated Balance Sheets
                                                 January 2,         January 3,
(Dollars in thousands                                 1999                1998
except per share amounts)
Assets

Current assets:
  Cash and cash equivalents                      $  123,592        $    93,340
  Receivables                                       199,101            166,790
  Inventories                                     1,103,635            982,744
  Prepaid expenses                                   20,552             22,514
  Deferred tax asset                                 65,397             63,123
     Total current assets                         1,512,277          1,328,511

 Property, at cost, less accumulated
   depreciation                                   1,897,080          1,842,269
 Deferred tax asset                                   4,707             51,980
 Intangible assets less accumulated amortization    258,402            267,656
 Other assets                                         3,495              5,720
             Total assets                        $3,675,961         $3,496,136

Liabilities and Shareholders' Equity

Current liabilities:
  Short-term borrowings                          $   61,000         $   80,000
  Accounts payable, trade                           545,015            497,907
  Accrued expenses                                  360,105            351,173
  Capital lease obligations -  current               21,940             20,427
  Long term debt - current                           42,518              2,525
  Other liabilities - current                         9,839              8,756
       Total current liabilities                  1,040,417            960,788
Long-term debt                                      429,763            586,355
Capital lease obligations                           492,660            489,928
Other liabilities                                   114,199            125,880
       Total liabilities                          2,077,039          2,162,951

Shareholders' equity:
  Class A non-voting common stock,
    $.50 par value; authorized 1,500,000,000
    shares; issued and outstanding 247,893,000
    shares at January 2, 1999 and
    236,224,000 shares at January 3, 1998           123,946            118,112
  Class B voting common stock, $.50
    par value; authorized 1,500,000,000 shares;
    issued and outstanding 230,830,000 shares at
    January 2, 1999 and 232,727,000 shares at
    January 3, 1998                                 115,415            116,364

  Additional capital                                 60,332                794
  Retained earnings                               1,299,229          1,097,915
     Total shareholders' equity                   1,598,922          1,333,185
           Total liabilities and
           shareholders' equity                  $3,675,961         $3,496,136

The accompanying notes are an integral part of the consolidated financial statements.



                                       -21-
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

                                    -22-
Consolidated Statements of Shareholders' Equity

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






                                          -23-
Notes to Consolidated Financial Statements

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

                                        -24-
Statements of Cash Flows
Selected cash payments and non-cash activities were as follows:

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

Annually, the value of all long-lived assets is reviewed by store, in conjunction with the Company's compliance with Financial Accounting Standards Board Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FASB No.121).

Intangible Assets
Intangible assets primarily include goodwill, tradenames and favorable leasehold interests, all of which have been acquired in conjunction with purchase business combinations. Intangible assets are amortized on a straight-line basis over the estimated useful lives.

The Company evaluates the period of amortization for intangible assets, on an ongoing basis, to determine whether current circumstances warrant revised estimates of useful lives. In addition, the Company evaluates, on an ongoing basis, the carrying value of intangible assets based on projections of undiscounted cash flows. If impairment is identified, the Company compares the asset's future discounted cash flows to its current carrying value and records specific provisions as appropriate.

Deferred Income Taxes
Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

Revenue Recognition
Revenues from the sale of products are recognized at the point of sale to the Company's customers.

Cost of Goods Sold
Purchases are recorded net of cash discounts.

Advertising Costs
Advertising costs are expensed as incurred.
                                      -24-
Capitalized Interest
The Company capitalizes interest costs incurred to bring certain assets to their intended use.

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

Earnings Per Share
Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding (478,084,000 shares in 1998, 468,916,000 shares in 1997 and
470,216,000 shares in 1996). Diluted earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding and the weighted average number of potential common shares outstanding. The common stock equivalents that were added to the weighted average shares outstanding for purposes of diluted EPS were 1,037,000, 737,000 and 573,000 for outstanding stock options in 1998, 1997 and 1996, respectively. Additionally, common stock equivalents in 1997 and 1996 included 14,440,000 shares issuable upon conversion of 5% convertible subordinated debentures due 2003. During the second quarter of 1998, the Company's convertible subordinated debentures were redeemed.

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

The Kash n' Karry acquisition was accounted for using the purchase method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based upon their respective fair values at the date of acquisition (see Note 15 regarding store closing reserves established at the date of acquisition). In accordance with Accounting Principles Board Opinion No. 17, the Company determined that the balance of the purchase price (goodwill, including tradenames) had an unlimited useful life, and as a result, established a 40-year straight-line amortization period for these intangible assets.

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


The following unaudited pro forma summary combines the consolidated results of operations of the Company and Kash n' Karry as if the acquisition had occurred as of the beginning of fiscal 1996. The pro forma results include revised depreciation expense based on the fair market value of the property and equipment acquired, the amortization of intangibles arising from the transaction, and the adjustments to interest expense resulting from the refinancing of Kash n' Karry's long term debt. This pro forma financial information is presented for informational purposes only and may not be indicative of what the actual consolidated results of operations would have been if the acquisition had been effective at the beginning of fiscal 1996.

                                     Year ended
(Dollars in thousands)         December 28,1996
Sales                                $9,945,888
Net income                              204,722
Earnings per share                         $.44





3.  Property

Property consists of the following:
(Dollars in thousands)                       1998            1997
Land and improvements                  $  103,820      $  160,543
Buildings                                 377,736         397,496
Furniture, fixtures and equipment       1,343,514       1,265,085
Vehicles                                  100,370          98,529
Leasehold improvements                    478,848         361,278
Construction in progress (estimated
  costs to complete and equip at
  January 2, 1999 are $80.0 million)       44,895          41,488
                                        2,449,183       2,324,419
Less accumulated depreciation           1,012,193         941,298
                                        1,436,990       1,383,121

Property under capital leases             584,931         569,855
Less accumulated depreciation             124,841         110,707
                                          460,090         459,148

                                       $1,897,080      $1,842,269

At January 2, 1999 and January 3, 1998, the Company had $21.0 million and $99.4 million (net book value), respectively, in property held for sale.


4. Intangible Assets

Intangible assets is comprised of the following:

(Dollars in thousands)                 1998               1997
Goodwill                           $203,286           $205,809
Tradenames                           58,000             58,000
Leasehold interests                  18,438             15,312
                                    279,724            279,121
Accumulated amortization             21,322             11,465
                                   $258,402           $267,656

During 1998, changes in Goodwill arose primarily from adjustments to reduce store closing reserves for Kash n' Karry, originally established at the acquisition date, to reflect updated recoverable values and costs related to the Company's current plans to close stores as part of the acquisition strategy.

5.  Accrued Expenses

Accrued expenses consist of the following:
(Dollars in thousands)                                1998             1997
Employee benefit plan                             $100,647         $100,634
Self insurance                                      76,207           75,735
Payroll                                             66,887           37,410
Reserves for store closings                          1,126            7,436
Other                                              115,238          129,958
                                                  $360,105         $351,173




6.  Employee Benefit Plan

The Company has a non-contributory retirement plan covering all Food Lion employees with one or more years of service. Employees' benefits under the plan become vested after five years of consecutive service. Forfeitures of the plan are treated as contributions and are allocated to the remaining participants at year end. The plan provides benefits to participants upon death, retirement or termination of employment with the Company. Contributions to the retirement plan are determined by the Company's Board of Directors. Expense related to the plan totaled $94.9 million in 1998, $97.8 million in 1997 and $94.9 million in 1996.


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

                                      -25-
During the second quarter of 1998, the Company redeemed its outstanding convertible subordinated debentures totaling $113.8 million through either (1) payment to the bond holders at 101% of the principal together with accrued interest or (2) conversion of the debentures into shares of the Company's Class A Stock. Most bond holders elected conversion resulting in the issuance of 13.9 million shares of Class A Common Stock. The Company paid $3.8 million in principal, premium and accrued interest to remaining bond holders.

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

9.  Leases

The Company's stores operate principally in leased premises. Lease terms for open stores generally range from 10 to 20 years with renewal options ranging from five to 20 years. The average remaining lease term for closed stores is nine years. The following schedule shows, as of January 2, 1999, the future minimum lease payments under capital leases, together with the present value of net minimum lease payments, and operating leases that have initial or remaining non-cancelable lease terms in excess of one year.

                                         Capital      Operating Leases
(Dollars in thousands)                    Leases   Open Stores Closed Stores
1999                                  $   83,463     $ 149,181   $ 19,920
2000                                      83,208       148,371     19,535
2001                                      82,627       147,330     19,145
2002                                      82,599       145,408     18,724
2003                                      82,354       142,018     17,964
Thereafter                               845,502     1,234,793    128,053
  Total minimum payments               1,259,753    $1,967,101   $223,341
Less estimated executory
  costs                                   59,864
Net minimum lease payments             1,199,889
Less amount representing
  interest                               685,289
Present value of net minimum
  lease payments                      $  514,600

Minimum payments have not been reduced by minimum sublease income of $22.8 million due in the future over the term of non-cancelable subleases.

Total rent payments for operating leases, excluding those with terms of one year or less, is as follows:

(Dollars in thousands)                 1998           1997         1996
Minimum rents                      $172,481       $133,786     $137,157
Contingent rents,
  based on sales                        255            371          680
                                   $172,736       $134,157     $137,837

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

                                      -26-
As of January 2, 1999, the Company had net operating loss carryforwards for tax purposes of approximately $56 million related to Kash n' Karry. Due to certain change of ownership requirements of Section 382 of the Internal Revenue Code, utilization of the Kash n' Karry net operating losses is expected to be limited to approximately $3.6 million or $6.9 million per year, depending upon the year in which the loss was generated. If the full amount of the limitation is not used in any year, the amount not used increases the allowable limit in the subsequent year. Loss carryovers will expire during the years 2006 through 2011.

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

The Company uses an 8% discount rate to calculate the present value of the remaining rent payments on closed stores.

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

In addition, the Company established a restricted stock plan in 1996 for executive employees pursuant to the 1996 Stock Incentive Plan. Under this stock plan, the Company issued 161,545 shares in 1998 (26,760 shares forfeited), 196,003 shares in 1997 (10,524 shares forfeited), and 133,393 shares in 1996 (1,803 shares forfeited). Currently, the Company has 423,034 shares of restricted Class A Common Stock outstanding under the plan. These shares of stock will vest over five years from grant date. The weighted average grant date fair value for these shares is $8.14, $7.03 and $7.43 for 1998, 1997 and 1996, respectively. At January 2, 1999, 28,820 of these restricted shares had been issued.

Changes in the shares reserved for outstanding options and restricted stock as of January 2, 1999, and related weighted average exercise price are presented below:


                                              Weighted
                                               Average
                                         Shares  Exercise Price
1998
Outstanding at beginning of year      3,322,792         $6.63
Granted                               1,180,589          8.73
Exercised                              (771,135)         5.10
Forfeited/expired                      (490,060)         6.43
Outstanding at end of year            3,242,186          7.14
Options exercisable at end of year      136,604          8.77

1997
Outstanding at beginning of year      2,553,835         $6.08
Granted                               1,401,509          8.13
Exercised                              (289,833)         5.27
Forfeited/expired                      (342,719)        11.35
Outstanding at end of year            3,322,792          6.63
Options exercisable at end of year      958,595          5.71

1996
Outstanding at beginning of year      2,658,069         $5.97
Granted                                 931,715          7.38
Exercised                              (587,795)         6.19
Forfeited/expired                      (448,154)        11.35
Outstanding at end of year            2,553,835          6.08
Options exercisable at end of year    1,367,820          5.75


As of January 2, 1999, there were 5,111,257 shares of Class A common stock available for future grants.

The following table summarizes options outstanding and options exercisable as of January 2, 1999, and the related weighted average remaining contractual life (years) and weighted average exercise price (excluding restricted stock).

Options Outstanding

Range of                                 Weighted
exercise        Number       Weighted     Average
prices          Outstanding  Average      Exercise
                             Remaining     Price
                           Contractual
                              Life
$ 5.12 - $7.70  1,674,269     7.4         $ 6.86
$ 7.71 - $11.55 1,069,883     8.6          10.03
$11.56 - $12.42    75,000     2.8          12.42
$ 5.12 - $12.42 2,819,152     7.7         $ 8.21

Options Exercisable

Range of exercise                    Weighted
prices                Number          Average
                                     Exercise
                      Exercisable       Price
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






                                         -28-
13. Common Stock

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

14.  Interest Expense

Interest expense consists of the following:
(Dollars in thousands)                        1998           1997        1996
Interest on capital leases                 $58,774       $ 56,809     $46,767
Other interest(net of $2.4, $2.0 and
   $1.5 million capitalized in
   1998, 1997 and 1996, respectively)
                                            36,560         58,580      33,753
                                           $95,334       $115,389     $80,520


15.  Reserves for Closed Stores


(Dollars in millions)

                            Reduction     Lease      Accrued
                             of Asset  Liabilities   Expenses   Total
                              Values
Balance at December 30,1995   $ 58.2      $ 67.0      $ 20.5    $145.7
Additions                       20.2        92.3         1.4     113.9
Reductions                     (31.2)       (9.2)       (1.8)   (42.2)
Recognition of unused reserves  (8.5)        0.0       (19.1)   (27.6)
Balance at December 28,1996     38.7       150.1         1.0     189.8
Additions                       98.8        22.6        13.7     135.1
Reductions                     (12.9)      (20.0)       (3.6)   (36.5)
Recognition of unused reserves (20.8)      (29.6)       (3.7)   (54.1)
Balance at January 3,1998      103.8       123.1         7.4     234.3
Additions                        2.7        19.2         9.4      31.3
Reductions                     (90.7)      (21.9)      (15.7)   (128.3)
Recognition of unused reserves   0.0        (7.2)        0.0      (7.2)
Balance at January 2, 1999    $ 15.8      $113.2       $ 1.1    $130.1

1998 Activity:

During the year, the Company recorded $15.2 million in store closing costs (included in Selling and Administrative Expenses on the Company's Consolidated Statement of Income), related to 26 stores which the Company plans to close in the normal course of business generally over the next 12 months. These costs are included in the "Additions" line in the table above.


                                     -28-
Significant additions also include gains ($11.1 million) related to the disposal of various properties ($5.1 million) and the sale of the Company's distribution center in the Southwest market ($6 million).

Significant reductions in the reserves for closed stores in 1998 include $89.9 million for the disposition of 51 owned stores and the distribution center facility in the Southwest market, which the Company closed in 1997 (see discussion under 1997 Activity). Other significant reductions include (1) ongoing rent payments of $7.3 million made on remaining lease obligations, (2) fees of $17.5 million for lease terminations, and (3) incremental direct costs to dispose of closed store properties and expenses arising from contractual obligations totaling $13.2 million.

The Kash n' Karry acquisition strategy included plans to close 23 stores in conjunction with the Company's store relocation program, and as a result of identifying underperforming units that did not meet operating expectations. The purchase price allocation included $52.3 million in reserves related to these stores. Through the end of 1998 the Company had closed 13 of these store locations. The Company made a decision in 1998 not to close three of the original 23 stores due to improved performance. The original estimated store closing costs related to these three stores totals $7.2 million and comprises the unused reserves recognized as a reduction to Goodwill in fiscal 1998. The Company plans to close seven additional stores (six are intended to close by the end of 1999, while one is intended to close by the end of the year 2000). It has taken the Company longer than anticipated to execute this store closing plan due to a strategic repositioning of the Kash n' Karry stores and a thorough review of the impact of such store closings on plans for neighboring Food Lion store locations.

During 1998, the Company closed 29 stores in the normal course of business, including 17 relocation closings and 12 closings due to poor performance. The revenues and operating results of these stores were not significant to the Company's total revenues and operating results.

During 1998, the Company completed disposition efforts related to 74 closed stores.

At the end of 1998, the Company had $130.1 million in store closing costs related to 157 stores and one closed distribution center. Of the 157 stores, 131 stores are closed, while 26 stores are scheduled to close over the next 12 months.

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



PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 10, 1999

Results by Quarter
(unaudited)

(Dollars in thousands except per share amounts)
      1998               First      Second        Third      Fourth
                       Quarter     Quarter      Quarter     Quarter
                      (12 Weeks) (12 Weeks)    (12 Weeks)  (16 Weeks)

Net sales             $2,305,473  $2,353,260   $2,378,922  $3,181,819
Cost of goods sold     1,800,115   1,826,657    1,843,988   2,455,084
Selling and
administrative           388,713     406,621      411,820     563,160
expenses
Operating income         116,645     119,982      123,114     163,575
Net income             $  55,234  $   60,033   $   72,769  $   84,549
Basic and
diluted earnings
per common share           $0.12       $0.13        $0.15       $0.18

(Dollars in thousands except per share amounts)
      1997            First       Second      Third       Fourth
                     Quarter      Quarter    Quarter      Quarter
                   (12 Weeks)  (12 Weeks)  (12 Weeks)   (17 Weeks)*


Net sales           $2,276,746  $2,324,719  $2,366,905  $3,226,015
Cost of goods sold   1,783,063   1,821,049   1,853,473   2,518,074
Selling and
administrative         395,538     397,563     398,212     545,246
expenses
Store closing
charge/(income)              0           0      96,414     (12,012)
Operating income        98,145     106,107      18,806     174,707
Net income(loss)  $     43,591  $   47,791  $  ( 6,382) $   87,250
Basic and
diluted earnings
per common share         $0.09       $0.10      $(0.01)      $0.19


*Note: The 1998 fourth quarter comprised 16 weeks; the 1997 fourth quarter comprised 17 weeks.
                                           -31-


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


Fiscal 1998                            1998
                          1998        Dollars         %            %
                        Dollars     Comparable                 Comparable
                           As        to 1996 -       As        to 1996 -
                        Reported       1997       Reported        1997
(Dollars and shares       (New       (Original    (New        (Original
in thousands)           Method)       Method)     Method)     Method)

Net sales             $10,219,474   $10,346,538      100.00%        100.00%
Cost of goods sold      7,925,844     8,052,908       77.56          77.83
Selling and             1,770,314     1,770,314       17.32          17.11
administrative
expenses
Operating income          523,316       523,316        5.12           5.06
Interest expense           95,334        95,334         .93            .92
Income before income      427,982       427,982        4.19           4.14
taxes
Provision for income      155,397       155,397        1.52           1.51
taxes
Net income               $272,585      $272,585       2.67%          2.63%
Basic and diluted
earnings per share           $.57          $.57
Weighted average
number of shares          478,084       478,084
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

Selling and Administrative Expenses
     Selling and administrative expenses as a percentage of sales were 17.32% in 1998 (17.11% adjusted to the original method of reporting sales tax) and 17.04% and 16.56% in 1997 and 1996, respectively. The comparable decrease is attributable to decreases in 1) administrative costs, due to having Kash n' Karry fully integrated for the entire year of 1998 compared with only five months in 1997, and 2) a decrease in advertising costs as the Company increased the number of vendor-supported marketing programs. These decreases were partially offset by an increase in store utilities and an increase in store rent expense related primarily to 72 new leased stores and expansions of existing stores.

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

     Finally, the Company has periodic short-term borrowings under informal credit arrangements which are available to the Company at the discretion of the lender (see table below):

                     Informal Credit Arrangements

                         (Dollars in millions)

                                        1998     1997   1996

Outstanding borrowings at year end     $41.0    $80.0   $0.0

Average borrowings                      12.2     8.2     3.0

Maximum amount outstanding             100.0    80.0    55.0

Daily weighted average
interest rate                           5.47%   5.76%   5.48%


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