Form 10-K, Exhibit 13
period 2000-01-01
DELHAIZE AMERICA INC
filed 2000-03-30
CIK 37912

Exhibit 13


Portions of the Annual Report to Shareholders for the fiscal year ended January 1, 2000


Ten Year Summary of Operations
(Dollars in thousands
  except per share amounts)           1999       1998        1997
                                 (52 weeks) (52 weeks)  (53 weeks)
Financial Data:

 1. Net sales                $   10,878,684 10,219,474  10,194,385
 2. Same store sales percent
    change                      %      1.82       2.57        0.22
 3. Cost of goods sold          $ 8,370,894  7,925,844   7,975,659
 4. Selling and administrative
    expenses                    $ 1,919,396  1,770,314   1,736,559
 5. Asset impairment reserve    $         0          0           0
 6. Store closing               $         0          0      84,402
    charge/(income)
 7. Operating income            $   588,394    523,316     397,765
 8. Depreciation and            $   258,512    236,021     219,833
    amortization
 9. Interest expense            $   103,820     95,334     115,389
10. Income before income taxes  $   484,574    427,982     282,376
11. Net income                  $   300,435    272,585     172,250
12. Current assets              $ 1,676,227  1,512,277   1,328,511
13. Non-current assets          $ 2,297,185  2,163,684   2,167,625
14. Total assets                $ 3,973,412  3,675,961   3,496,136
15. Current liabilities         $ 1,280,193  1,040,417     960,788
16. Long-term debt              $   426,930    429,763     586,355
17. Capital lease obligations,
     deferred taxes and other
     liabilities                $   587,423    606,859      615,808
18. Shareholders' equity        $ 1,678,866  1,598,922    1,333,185
19. Cash dividends
    Class A                     $    41,045     36,832       31,825
    Class B                     $    37,949     34,439       30,923
20. Weighted average shares
    outstanding (000)               157,109    159,361      156,305
21. Basic earnings per share(a) $      1.91       1.71         1.10
22. Dividends per share (a)     $      .503       .447         .401
23. Book value per share (a)    $     10.69      10.03         8.53
24. Asset turnover              X      2.84       2.85         2.88
25. Return on sales             %      2.76       2.67         1.69
26. Return on assets            %      7.86       7.60         4.86
27. Total debt/ total capital   %     42.38      39.59        46.94
28. Return on equity            %     18.33      18.59        13.47
29. Return on investment        %     19.56      18.64        15.81
30. Current ratio               X      1.31       1.45         1.38

Other Data:

31. Store count                       1,276      1,207        1,157
32. Stores opened/acquired              100         79          164
33. Stores relocated                    (21)       (17)         (25)
34. Stores closed                       (10)       (12)         (94)
35. Total retail square
    footage (000)                    43,020     38,887       36,107
36. Capital expenditures       $    410,888    356,058      346,134
37. Number of employees              93,668     92,125       83,871
38. Recapitalization and
    stock splits                    1 for 3






Ten Year Summary of Operations
(Dollars in thousands
  except per share amounts)       1996      1995      1994
                                  (52       (52       (52
                                  weeks)    weeks)    weeks)
Financial Data:

 1. Net sales                   $ 9,005,932 8,210,884  7,932,592
 2. Same store sales percent
    change                      %      5.70     2.33      3.34
 3. Cost of goods sold          $ 7,087,177 6,516,637  6,323,693
 4. Selling and administrative
    expenses                    $ 1,490,878 1,337,702 1,269,637
 5. Asset impairment reserve    $    22,187        0         0
 6. Store closing               $  (27,600)        0         0
    charge/(income)
 7. Operating income            $   433,290  356,545   339,262
 8. Depreciation and            $   165,286  146,170   139,834
    amortization
 9. Interest expense            $    80,520   73,484    86,564
10. Income before income taxes  $   352,770  283,061   252,698
11. Net income                  $   215,220  172,361   152,898
12. Current assets              $ 1,539,039 1,149,235 1,125,471
13. Non-current assets          $ 2,052,496 1,496,030 1,356,470
14. Total assets                $ 3,591,535 2,645,265 2,481,941
15. Current liabilities         $ 1,248,028  698,695   690,062
16. Long-term debt              $   495,111  355,300   355,300
17. Capital lease obligations,
     deferred taxes and other
     liabilities                $   623,308  488,760   409,226
18. Shareholders' Equity        $ 1,225,088 1,102,510 1,027,353
19. Cash dividends
    Class A                     $    26,436   23,621    22,021
    Class B                     $    25,874   22,672    21,131
20. Weighted average shares
    outstanding (000)               156,739  160,385   161,236
21. Basic earnings per share(a) $      1.37     1.07       .95
22. Dividends per share (a)     $      .334    .0289     .0268
23. Book value per share (a)    $      7.82     6.87      6.37
24. Asset turnover              X      2.89     3.20      3.18
25. Return on sales             %      2.39     2.10      1.93
26. Return on assets            %      6.90     6.72      6.13
27. Total debt/total capital    %     50.24    40.26     40.16
28. Return on equity            %     18.49    16.18     15.72
29. Return on investment        %     18.61    17.31     16.69
30. Current ratio               X      1.23     1.64      1.63

Other Data:

31. Store count                       1,112    1,073     1,039
32. Stores opened/acquired               64       47        30
33. Stores relocated                   (22)     (12)       (3)
34. Stores closed                       (3)      (1)      (84)
35. Total retail square
    footage (000)                    32,615   30,056    27,335
36. Capital expenditures        $   283,564  219,905   117,312
37. Number of employees              73,170   69,345    64,840
38. Recapitalization and
    stock splits


                                      -21-

Ten Year Summary of Operations
(Dollars in thousands
  except per share amounts)       1993      1992      1991
                                  (52       (53       (52
                                  weeks)    weeks)    weeks)
Financial Data:

 1. Net sales                   $ 7,609,817 7,195,923  6,438,507
 2. Same store sales percent
    change                      %     (2.58)    (0.42)      2.68
 3. Cost of goods sold          $ 6,121,274 5,759,534  5,102,977
 4. Selling and administrative
    expenses                    $ 1,239,348 1,096,727   960,423
 5. Asset impairment reserve    $         0        0         0
 6. Store closing               $   170,500        0         0
    charge/(income)
 7. Operating income            $    78,695   339,662   375,107
 8. Depreciation and            $   143,042   121,616   104,614
    amortization
 9. Interest expense            $    72,343    49,057    34,436
10. Income before income taxes  $     6,352   290,605   340,671
11. Net income                  $     3,852   178,005   205,171
12. Current assets              $ 1,135,200 1,147,849   982,112
13. Non-current assets          $ 1,368,483 1,373,643 1,037,180
14. Total assets                $ 2,503,683 2,521,492 2,019,292
15. Current liabilities         $   619,271  986,274   676,768
16. Long-term debt              $   569,350  240,537   240,810
17. Capital lease obligations,
     deferred taxes and other
     liabilities                $   397,508  338,962   270,659
18. Shareholders' Equity        $   917,554  955,719   831,055
19. Cash dividends
    Class A                     $    21,483   27,355    24,393
    Class B                     $    20,603   26,457    23,638
20. Weighted average shares
    outstanding (000)               161,234  161,221   161,172
21. Basic earnings per share    $       .02     1.10      1.27
(a)
22. Dividends per share (a)     $      .261     .334      .298
23. Book value per share (a)    $      5.69     5.93      5.16
24. Asset turnover              X      3.03     3.17      3.58
25. Return on sales             %       .05     2.47      3.19
26. Return on assets            %       .15     7.84     11.40
27. Total debt / total capital  %     49.19    49.89     40.41
28. Return on equity            %       .41    19.92     27.28
29. Return on investment        %      5.68    20.02     26.09
30. Current ratio               X      1.83     1.16      1.45

Other Data:

31. Store count                       1,096    1,012       881
32. Stores opened/acquired              100      140       111
33. Stores relocated                    (4)      (4)       (6)
34. Stores closed                      (12)      (5)       (2)
35. Total retail square
    footage (000)                    28,950   26,428    22,480
36. Capital expenditures        $   159,857  402,327   305,879
37. Number of employees              65,494   59,721    53,583
38. Recapitalization and                     3 for 2
    stock splits



                                        -21-


Ten Year Summary of Operations
(Dollars in thousands
  except per share amounts)       1990
                                  (52
                                  weeks)
Financial Data:

 1. Net sales                   $ 5,584,410
 2. Same store sales percent
    change                      %      4.50
 3. Cost of goods sold          $ 4,447,177
 4. Selling and administrative
    expenses                    $   820,175
 5. Asset impairment reserve    $         0
 6. Store closing               $         0
    charge/(income)
 7. Operating income            $   317,058
 8. Depreciation and            $    81,432
    amortization
 9. Interest expense            $    32,587
10. Income before income taxes  $   284,471
11. Net income                  $   172,571
12. Current assets              $   787,869
13. Non-current assets          $   791,996
14. Total assets                $ 1,579,865
15. Current liabilities         $   597,392
16. Long-term debt              $    91,721
17. Capital lease obligations,
     deferred taxes and other
     liabilities                $   217,694
18. Shareholders' Equity        $   673,058
19. Cash dividends
    Class A                     $    21,926
    Class B                     $    21,082
20. Weighted average shares
    outstanding (000)               161,070
21. Basic earnings per share(a) $      1.07
22. Dividends per share (a)     $      .267
23. Book value per share (a)    $      4.18
24. Asset turnover              X      3.90
25. Return on sales             %      3.09
26. Return on assets            %     12.06
27. Total debt/ total capital   %     36.06
28. Return on equity            %     28.49
29. Return on investment        %     29.33
30. Current ratio               X      1.32

Other Data:

31. Store count                         778
32. Stores opened/acquired              121
33. Stores relocated                    (5)
34. Stores closed                       (1)
35. Total retail square
    footage (000)                    19,424
36. Capital expenditures        $   206,391
37. Number of employees              47,276
38. Recapitalization and
    stock splits


                                        -21-


Notes to Ten Year Summary of Operations

(a) Amounts are based upon the weighted average number of the Class A and Class B common shares outstanding.

DEFINITIONS
Line

20. Weighted average shares outstanding: Weighted average shares outstanding have been restated to reflect the reverse stock split in 1999 and the stock split in 1992.
21.  Basic earnings per share:  Net income per common share (line 11 , line 20).
22.  Dividends per share:  Cash dividends per common share (line 19 , line 20).
23. Book value per share: Book value of shareholders' equity per common share (line 18 , line 20).
24. Asset turnover: The ratio of sales per dollar of assets employed during the year. It is calculated by dividing sales by the average total assets (line 1 , average line 14).
25. Return on sales: The percentage of net income earned on each dollar of sales (line 11 , line 1).
26. Return on assets: The percentage of net income earned on average total assets (line 11 , average line 14).
27. Total debt/ total capital: The percentage of debt to shareholders' equity. It is calculated by dividing long-term debt and capital lease obligations by debt and shareholders' equity.
28. Return on equity: The percentage of net income earned on average shareholders' equity (line 11 , average line 18).
29. Return on investment: The percentage of net income, excluding interest expense, to invested capital ([line 11 + line 9] , [average line 16 + average line 18]).
30.  Current ratio:  The ratio of current assets to current liabilities
     (line 12 , line 15).
31.  Store count:  Number of stores operating at year-end.
37. Number of employees: Number of full-time and part-time employees at year-end.

Consolidated Statements of Income


                       Year Ended  Year Ended   Year Ended
(Dollars in thousands  January 1,   January 2,   January 3,
 except per share           2000         2000         2000
 amounts)


Net sales           $10,878,684   $10,219,474  $10,194,385
Cost of goods sold    8,370,894     7,925,844    7,975,659
Selling and
administrative
 expenses             1,919,396     1,770,314    1,736,559
Store closing charge          -             -       84,402
Operating income        588,394       523,316      397,765
Interest expense        103,820        95,334      115,389
 Income before income
 taxes                  484,574       427,982      282,376
Provision for income
 taxes                  184,139       155,397      110,126
    Net income         $300,435      $272,585     $172,250

Earnings per share:
     Basic                $1.91         $1.71        $1.10
     Diluted              $1.91         $1.71        $1.09


(Results as a percentage
 of net sales)

Net sales                100.00%     100.00%    100.00%
Cost of goods sold        76.95       77.56      78.24
Selling and
administrative
 expenses                 17.65       17.32      17.04
Store closing charge          -           -        .82
Operating income           5.40        5.12       3.90
Interest expense           0.95        0.93       1.13
 Income before income
 taxes                     4.45        4.19       2.77
Provision for income
 taxes                     1.69        1.52       1.08
    Net income             2.76%       2.67%      1.69%




The accompanying notes are an integral part of the consolidated financial statements.



Consolidated Balance Sheets

(Dollars in thousands                   January      January
 except per share amounts)              1, 2000      2, 1999
Assets

Current assets:
   Cash and cash equivalents            $ 195,502    123,592
   Receivables                            235,457    199,101
   Inventories                          1,157,695  1,103,635
   Prepaid expenses                        31,962     20,552
   Deferred tax asset                      55,611     65,397
      Total current assets              1,676,227  1,512,277

Property, at cost, less accumulated
 depreciation                           2,039,314  1,897,080
Deferred tax asset                              -      4,707
Intangible assets less accumulated        254,276    258,402
 amortization
Other assets                                3,595      3,495
     Total asset                       $3,973,412 $3,675,961


Liabilities and Shareholders' Equity

Current liabilities:
   Short-term borrowings                $ 302,000  $ 61,000
   Accounts payable                       569,592   545,015
   Accrued expenses                       369,230   360,105
   Capital lease obligations - current     23,877    21,940
   Long term debt - current                 2,834    42,518
   Other liabilities - current             12,660     9,839
     Total current liabilities          1,280,193 1,040,417
Long-term debt                            426,930   429,763
Capital lease obligations                 478,942   492,660
Deferred income taxes                       7,421        -
Other liabilities                         101,060   114,199
     Total liabilities                  2,294,546 2,077,039

Shareholders' equity:
  Class A non-voting common stock,
   $.50 par value; authorized
   1,500,000,000 shares; issued and
   outstanding 79,931,000
   shares at January 1, 2000 and
   82,631,000 shares at January 2, 1999    39,965   123,946
  Class B voting common stock, $.50
   par value; authorized 1,500,000,000
   shares; issued and outstanding
   75,290,000 shares at January 1, 2000
   and 76,943,333 shares at January 2,
   1999                                    37,645   115,415
 Additional capital                       155,280    60,332
 Retained earnings                      1,445,976 1,299,229
    Total shareholders' equity          1,678,866 1,598,922
      Total liabilities and
      shareholders'equity              $3,973,412 $3,675,961



The accompanying notes are an integral part of the consolidated financial statements.


                                     -23-
Consolidated Statements of Cash Flows

                                   January    January
                                   1, 2000    2, 1999
(Dollars in thousands)
Cash flows from operating
activities
 Net income                        $ 300,435  $ 272,585
 Adjustments to reconcile net
 income to net cash provided
 by operating  activities:
  Depreciation and amortization      258,512    236,021
 (Gain)loss on disposals of
  property                            (2,819)    (8,953)
  Store closing charge                     -          -
  Deferred income taxes               30,116     44,999
  Changes in operating assets
  and liabilities:
    Receivables                      (36,356)   (32,311)
    Inventories                      (54,060)  (120,891)
    Prepaid expenses                 (11,410)     1,962
    Other assets                        (100)     2,225
    Accounts payable and accrued      33,702     56,040
    expenses
    Income taxes payable                   -          -
    Other liabilities                (10,318)   (10,598)

      Total adjustments              207,267    168,494
      Net cash provided by
       operating activities          507,702    441,079

Cash flows from investing
activities
 Capital expenditures               (410,888)  (356,058)
 Proceeds from sale of property       19,622    109,850
       Net cash used in investing
        activities                  (391,266)  (246,208)

Cash flows from financing
activities
 Net proceeds(payments) under
  short-term borrowings              241,000    (19,000)
 Principal payments on long-term
  debt                               (42,517)    (6,154)
 Proceeds from issuance of long-           -          -
 term debt
 Principal payments under capital
  lease obligations                  (22,518)   (22,172)
 Dividends paid                      (78,994)   (71,271)
 Repurchase of common stock          (142,694)  (50,192)
 Net proceeds from issuance of
  common stock                          1,197      4,170

       Net cash used in
        financing activities          (44,526)  (164,619)
Net increase (decrease) in cash
 and cash equivalents                  71,910     30,252
Cash and cash equivalents at
 beginning of year                    123,592     93,340
Cash and cash equivalents at end
 of year                            $ 195,502  $ 123,592






The accompanying notes are an integral part of the consolidated financial statements


                                   -24-


Consolidated Statements of Cash Flows

                                   January
                                   3, 1998
(Dollars in thousands)
Cash flows from operating
activities
 Net income                        $ 172,250
 Adjustments to reconcile net
 income to net cash provided by
 operating activities:
  Depreciation and amortization      219,833
 (Gain)loss on disposals of
  property                               964
  Store closing charge                84,402
  Deferred income taxes              (36,527)
  Changes in operating assets
   and liabilities:
    Receivables                      (15,627)
    Inventories                       82,999
    Prepaid expenses                   8,377
    Other assets                      (2,951)
    Accounts payable and accrued
     expenses                       (116,816)
    Income taxes payable              (5,578)
    Other liabilities                (36,416)

      Total adjustments              182,660
      Net cash provided by
       operating activities          354,910

Cash flows from investing
 activities
 Capital expenditures               (346,134)
 Proceeds from sale of property       32,572
       Net cash used in investing
        activities                  (313,562)

Cash flows from financing
 activities
 Net (payments)proceeds under
  short-term borrowings             (170,010)
Principal payments on long-term
 debt                               (212,027)
Proceeds from issuance of long-
 term debt                           304,823
Principal payments under capital
 lease obligations                   (22,076)
Dividends paid                       (62,748)
Repurchase of common stock            (2,960)
Proceeds from issuance of common
 stock                                 1,555

       Net cash used in
        financing activities        (163,443)
Net increase (decrease) in cash
 and cash equivalents               (122,095)
Cash and cash equivalents at
 beginning of year                   215,435
Cash and cash equivalents at end
 of year                           $  93,340


The accompanying notes are an integral part of the consolidated financial statements






Consolidated Statements of Shareholders' Equity


                                Class A          Class B
(Dollars and shares in           Common           Common
thousands except per share       Stock            Stock
amounts)                         Shares           Shares
                                        Amount    Shares    Amount
Balances December 28, 1996      236,166 $118,083 232,902   $116,451
 Cash dividends declared:
    Class A - $.4044 per share
    Class B - $.3984 per share
 Sale of stock                      293      147
 Repurchase of common stock        (235)    (118)     (175)     (87)
 Net income
Balances January 3, 1998        236,224  118,112   232,727   116,364
 Cash dividends declared:
    Class A - $.4500 per share
    Class B - $.4440 per share
 Sale of stock                      746      373
 Repurchase of common stock      (3,086)  (1,543)   (1,897)   (949)
 Restricted shares                   29       14
 Converted debt                  13,980    6,990
 Net income
Balances January 2, 1999        247,893  123,946   230,830   115,415
 Cash dividends declared:
    Class A - $.5040 per share
    Class B - $.4980 per share
 Sale of stock                      158       79
 Repurchase of common stock      (8,279)  (4,140)   (4,908)   (2,454)
 Restricted shares                   84       42
 Reverse split                 (159,925) (79,962) (150,632)  (75,316)
 Net income
Balances January 1, 2000         79,931  $39,965    75,290    $37,645

The accompanying notes are an integral part of the consolidated financial statements

                          Additional   Retained       Total
                             Capital   Earnings
Balances December 28, 1996  $, 1,708   $988,846  $1,225,088
 Cash dividends declared:
    Class A - $.4044 per
     share                              (31,825)    (31,825)
    Class B - $.3984 per
     share                              (30,923)    (30,923)
 Sale of stock                 1,408                  1,555
 Repurchase of common
  stock                       (2,322)      (433)     (2,960)
 Net income                              172,250     172,250
Balances January 3, 1998         794   1,097,915   1,333,185
 Cash dividends declared:
    Class A - $.4500 per
     share                              (36,832)    (36,832)
    Class B - $.4440 per
     share                              (34,439)    (34,439)
 Sale of stock                 3,585                  3,958
 Repurchase of common
  stock                      (47,700)               (50,192)
 Restricted shares               198                    212
 Converted debt              103,455                110,445
 Net income                             272,585     272,585
Balances January 2, 1999      60,332  1,299,229   1,598,922
 Cash dividends declared:
    Class A - $.5040 per
     share                              (41,045)    (41,045)
    Class B - $.4980 per
     share                              (37,949)    (37,949)
 Sale of stock                 1,137                  1,216
 Repurchase of common
  stock                      (62,026)   (74,074)   (142,694)
 Restricted shares               578                    620
 Reverse split               155,259       (620)       (639)
 Net income                             300,435     300,435
Balances January 1, 2000    $155,280 $1,445,976  $1,678,866



Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

Nature of Operations
As of January 1, 2000, the Company operated 1,276 retail food supermarkets and eight distribution centers in 11 states in the Southeast and Mid-Atlantic United States. The Company's stores, which are operated under the names of "Food Lion," "Kash n' Karry" and "Save `n Pack," sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen foods, deli/bakery and non-food items, such as health and beauty care, prescriptions, and other household and personal products.

Principles of Consolidation
On September 7, 1999, the shareholders of the Company approved a holding company structure. Delhaize America, Inc., the holding company, will serve as the consolidating entity for all of the Company's supermarket chains, currently including stores carrying the Food Lion, Kash n' Karry and Save `n Pack banners.

The consolidated financial statements include the accounts of Delhaize America, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Operating Segment
The Company engages in one line of business, the operation of general food supermarkets.

Fiscal Year
The Company's fiscal year ends on the Saturday nearest to December 31. The years ended January 1, 2000 and January 2, 1999 each included 52 weeks. The year ended January 3, 1998 included 53 weeks. The 1999 disclosed amounts represent the year ended January 1, 2000.

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

Inventories
Inventories are stated at the lower of cost or market. Inventories valued using the last-in, first out (LIFO) method comprised approximately 83% and 87% of inventories, in 1999 and 1998, respectively. Meat, produce and deli inventories are valued on the first-in, first-out (FIFO) method. If the FIFO method were used entirely, inventories would have been $142.9 million and $139.1 million greater in 1999 and 1998, respectively. Application of the LIFO method resulted in increases in the cost of goods sold of $3.8, $24.7 and $10.0 million for 1999, 1998 and 1997, respectively.
                                      -26-
Statements of Cash Flows
Selected cash payments and non-cash activities were as follows:

(Dollars in thousands)                    1999      1998       1997
Cash payments for income taxes        $175,816  $127,352   $158,543
Cash payments for interest,
 net of amounts capitalized           103,717    103,820    108,743
Non-cash investing and financing
 activities:
  Capitalized lease obligations
    incurred for store properties
    and equipment                      43,173     62,608     80,207
  Capitalized lease obligations
    terminated for store properties
    and equipment                      32,436     36,191     38,781
  Conversion of long term debt to          -     110,445         -
   stock
  Deferred tax asset(see Note 4)        8,202        -         -



Property
Property is stated at historical cost and depreciated on a straight-line basis over the estimated service lives of assets, generally as follows:

Buildings                                       40 years
Furniture, fixtures and equipment           3 - 14 years
Leasehold improvements                           8 years
Vehicles                                    7 - 10 years
Property under capital leases                 Lease term

In conjunction with the Company's compliance with Financial Accounting Standards Board Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS No. 121), the Company reviews the value of all long-lived assets by store location whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.

Intangible Assets
Intangible assets primarily include goodwill, tradenames and favorable leasehold interests, all of which have been acquired in conjunction with acquisitions accounted for under the purchase method of accounting. Intangible assets are amortized on a straight-line basis over the estimated useful lives ranging from three to 40 years.

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

Cost of Goods Sold
Purchases are recorded net of cash discounts and other supplier discounts. Cost of goods sold includes warehousing and distribution costs.
                                  -26-
Advertising Costs
Advertising costs are expensed as incurred. The Company recorded advertising expense of $67.3 million in 1999, $67.0 million in 1998 and $72.0 million in 1997.

Capitalized Interest
The Company capitalizes interest costs incurred to bring certain assets to their intended use.

Store Opening Costs
Costs associated with the opening of new stores are expensed as incurred.

Store Closing Costs
When a decision is made to close a store, the Company records a charge to cover the estimated costs of the planned store closing, including (1) the unrecoverable portion of the present value of the remaining lease payments on leased stores (recorded in Other Liabilities on the Company's Consolidated Balance Sheet), (2) the write down of store assets (building, equipment, etc.) to reflect estimated realizable values (recorded as a reduction of the recorded asset cost on the Company's Consolidated Balance Sheet), and (3) other costs associated with the store closing (recorded in Accrued Expenses on the Company's Consolidated Balance Sheet).

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

Self Insurance
The Company is self-insured for workers' compensation, general liability and vehicle accident claims. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Maximum self-insured retention, including defense costs per occurrence, is $500,000 for workers' compensation, automobile liability and general liability. The Company is insured for covered costs, including defense costs, in excess of these limits.

Self insurance expense related to the above totaled $32.0 million in 1999, $34.2
million in 1998, and $32.9 million in 1997. Total claim payments were   $32.9
million in 1999, $31.2 million in 1998, and $30.3 million in 1997.

Earnings Per Share
Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding (157,109,000 shares in 1999, 159,361,000 shares in 1998 and
156,305,000 shares in 1997). Diluted earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding and the weighted average number of potential common shares outstanding. The common stock equivalents that were added to the weighted average shares outstanding for purposes of diluted EPS were 188,000, 346,000 and 246,000 for outstanding stock options in 1999, 1998
                                  -26-
and 1997, respectively. Additionally, common stock equivalents in 1997 included 4,813,000 shares issuable upon conversion of 5% convertible subordinated debentures due 2003. During the second quarter of 1998, the Company's convertible subordinated debentures were redeemed.

Fair Value of Financial Instruments
Generally accepted accounting principles require the disclosure of the fair value of certain financial instruments where estimates of fair value are practicable. Significant judgment is required to develop estimates of fair value. Estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Fair values stated are as of year-end and may differ significantly from current estimates.

Cash and cash equivalents: The carrying amount of these items approximates fair value.

Long-term debt: At January 1, 2000 and January 2, 1999, the Company estimated that the fair value of its long-term debt was approximately $413.6 million and $522.0 million, respectively. The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt with the same remaining maturities.

Off-balance sheet instruments: The fair value of "Treasury Lock" agreements is estimated using the present value of the difference between the locked Treasury yield and the forward Treasury yield. At January 1, 2000, the net unrealized gain on such agreements was $7.2 million.

Reclassification
Certain financial statement items have been reclassified to conform to the current year's format.

Recently Issued Accounting Standards

In June of 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to report all derivatives at fair value as assets or liabilities in their statements of financial position. This pronouncement will be effective in fiscal 2001. The Company has not yet determined the impact of this pronouncement.



2.  Acquisition

On August 17, 1999, the Company entered into a definitive merger agreement to acquire all the outstanding shares of Hannaford Bros. Co. in a cash and stock transaction valued at approximately $3.6 billion, including the assumption of debt. The aggregate cash consideration is expected to be approximately $2.7 billion and the balance of the total consideration will be paid in Class A common stock based on the closing price of such stock for the 10 trading days prior to the closing of the acquisition, subject to certain limitations. Delhaize America will also assume approximately $300 million of Hannaford debt. The Company expects to finalize the acquisition in fiscal 2000. Upon completion of the acquisition, Hannaford will operate as a subsidiary of Delhaize America. The acquisition will be accounted for as a purchase transaction.








                                     -27-


3.  Property

Property consists of the
following:
                                   1999        1998
(Dollars in thousands)
Land and improvements          $107,811    $103,820
Buildings                       395,168     377,736
Furniture, fixtures and
equipment                     1,484,643   1,343,514
Vehicles                         98,863     100,370
Leasehold improvements          602,105     478,848
Construction in progress         57,307      44,895
                              2,745,897   2,449,183
Less accumulated depreciation 1,149,260   1,012,193
                              1,596,637   1,436,990

Property under capital leases   588,038     584,931
Less accumulated depreciation   145,361     124,841
                                442,677     460,090
                             $2,039,314  $1,897,080

Depreciation expense totaled $248,895, $226,030 and $209,703 for 1999, 1998 and 1997, respectively.

At January 1, 2000 and January 2, 1999, the Company had $18.6 million and $21.0 million (net book value), respectively, in property held for sale.



4.  Intangible Asset

Intangible assets is comprised of the following:

(Dollars in thousands)           1999     1998
Goodwill                     $207,901 $203,286
Tradenames                     58,000   58,000
Leasehold interests            17,750   18,438
                              283,651  279,724
Less accumulated amortization  29,375   21,322
                             $254,276 $258,402


During 1999, Goodwill increased by $14.4 million related to the acquisition of individual stores during the year and was partially offset by a decrease of $8.2 million from the reversal of a valuation allowance established at the time of the Kash n' Karry acquisition in 1996. The valuation allowance was originally established to reflect the uncertainty associated with full utilization of the acquired Kash n' Karry tax loss carryforwards. Due to the issuance of revised Treasury Regulations in 1999, the allowance is no longer necessary as the tax loss carryforwards are expected to be fully utilized in the future.


5.  Accrued Expenses

Accrued expenses consist of the following:

(Dollars in thousands)        1999       1998
Employee benefit plan     $114,875   $100,647
Self insurance              73,540     76,207
Payroll                     75,061     66,887
Other                      105,754    116,364
                          $369,230   $360,105

6.  Employee Benefit Plan

The Company has a non-contributory retirement plan covering all employees with one or more years of service. Employees' benefits under the plan become vested after five years of consecutive service. Forfeitures of the plan are treated as contributions and are allocated to the remaining participants at year end. The plan provides benefits to participants upon death, retirement or termination of employment with the Company. Contributions to the retirement plan are determined by the Company's Board of Directors. Expense related to the plan totaled $108.8 million in 1999, $94.9 million in 1998 and $97.8 million in 1997.


7.  Long-Term Debt

Long-term debt consists of the following:

(Dollars in thousands)
                                 1999      1998
Medium-term notes, due from
2000 to 2006. Interest
ranges from 8.40% to 8.73%.  $123,300  $150,300

Debt securities, 7.55%, due
2007.                         150,000   150,000

Debt securities, 8.05%, due
2027.                         150,000   150,000

Mortgage payables due from
2000 through 2011. Interest
ranges from 7.50% to 9.30%.     5,148    19,029
Other                           1,316     2,952
                              429,764   472,281
Less current portion            2,834    42,518
                             $426,930  $429,763


At January 1, 2000, $10.7 million (net book value) in property was pledged as collateral for mortgage payables.

Approximate maturities of long-term debt in the years 2000 through 2004 are $2.8, $106.3, $1.6, $11.0 and $.1 million, respectively.

The Company entered into "Treasury Lock" agreements to hedge against a potential increase in interest rates on future bond issues related to the announced acquisition of Hannaford Bros. Co.(see Note 2). The notional amount of the agreements totals $1.75 billion. At January 1, 2000, the unrealized gain related to these agreements was $7.2 million. The differential to be paid or received will be recognized as an adjustment to interest expense over the life of the underlying debt. The Company is subject to risk of nonperformance by the counterparties to the agreement. The Company does not anticipate nonperformance by the counterparties, who are major U.S. financial institutions. The Company believes that market risk associated with changes in interest rates should not be significant.


                                    -28-


8.  Credit Arrangements

The Company maintains a revolving credit facility with a syndicate of commercial banks providing $500.0 million in committed lines of credit, which will expire on November 17, 2000. These lines replaced the previous $625.0 million revolving credit facility. There was $205.0 million outstanding at January 1, 2000 at a weighted average interest rate of 7.75%. The Company had average borrowings of $81.2 million at a daily weighted average interest rate of 7.53% during 1999. There were no borrowings outstanding at January 2, 1999.

Additionally, the Company had other committed short-term lines of credit with banks totaling $20.0 million, of which the full amount was outstanding at both January 1, 2000 and January 2, 1999. During 1999, the Company had average borrowings of $8.3 million at a daily weighted average interest rate of 5.33% with a maximum amount outstanding of $20.0 million.

In addition, the Company has periodic short-term borrowings under other informal arrangements. Outstanding borrowings under these arrangements were $77.0 million at January 1, 2000 at an average interest rate of 6.37% and $41.0 million at January 2, 1999 at an average interest rate of 5.64%.

The Company has a $250.0 million commercial paper program. No borrowings were outstanding during the years ended January 1, 2000 and January 2, 1999.



9.  Leases

The Company's stores operate principally in leased premises. Lease terms for open stores generally range from 10 to 20 years with renewal options ranging from five to 20 years. The average remaining lease term for closed stores is
8.6 years. The following schedule shows, as of January 1, 2000, the future minimum lease payments under capital and operating leases.


                           Captial
                            Leases      Operating Leases
(Dollars in thousands)                   Open      Closed
                                       Stores      Stores
2000                       $82,899   $172,505     $21,166
2001                        82,352    171,747      20,709
2002                        82,265    170,734      20,569
2003                        82,003    168,616      19,175
2004                        81,364    165,677      17,345
Thereafter                 770,019  1,533,911     109,898
  Total minimum payments 1,180,902 $2,383,190    $208,862

Less estimated executory
  costs                     50,096
Net minimum lease
  payments               1,130,806
Less amount representing
  interest                 627,987
Present value of net
 minimum lease payments  $ 502,819



Minimum payments have not been reduced by minimum sublease income of $38.1 million due over the term of non-cancelable subleases.

Total rent payments (net of sublease income) under operating leases for open and closed stores are as follows:

(Dollars in                1999     1998       1997
thousands)
Minimum rents          $169,954  $172,481  $133,786
Contingent rents,
 based on sales             101       255       371
                       $170,055  $172,736  $134,157

In addition, the Company has signed lease agreements for additional store facilities, the construction of which were not complete at January 1, 2000. The leases expire on various dates extending to 2024 with renewal options generally ranging from 10 to 20 years. Total future minimum rents under these agreements are approximately $683 million.

                                      -28-
10.  Income Taxes

Provisions for income taxes for 1999, 1998 and 1997 consist of the following:

(Dollars in             Current  Deferred    Total
thousands)
1999
  Federal              $134,195  $ 27,123  $161,318
  State                  19,828     2,993    22,821
                       $154,023  $ 30,116  $184,139
1998
  Federal              $ 95,839  $ 40,199  $136,038
  State                  14,559     4,800    19,359
                       $110,398  $ 44,999  $155,397

1997
  Federal              $119,553  $(30,327) $ 89,226
  State                  27,100    (6,200)   20,900
                       $146,653  $(36,527) $110,126



The Company's effective tax rate varied from the federal statutory rate as follows:

                       1999    1998    1997
Federal statutory      35.0%   35.0%   35.0%
rate
State income taxes,
net of federal tax
benefit                 3.1     2.9     4.8
Federal refund          0.0    (1.7)    0.0
Other                  (0.1)    0.1    (0.8)
                       38.0%   36.3%   39.0%


The components of deferred income tax assets and liabilities at January 1, 2000 and January 2, 1999 are as follows:

(Dollars in thousands)
                                    1999     1998
Current assets:
  Inventories                   $  5,233  $14,818
  Accrued expenses                50,378   50,579
Total current assets              55,611   65,397

Non-current
 assets/(liability):
   Depreciation                 (145,853)(142,389)
   Leases                         45,786   43,560
   Provision for store
    closings                      68,116   73,777
   Tax loss carryforwards         18,358   22,737
   Other deferred charges          6,172    7,022
Total non-current
 assets/(liability)               (7,421)   4,707

  Net deferred taxes            $ 48,190 $ 70,104


As of January 1, 2000, the Company had net operating loss carryforwards for tax purposes of approximately $46.7 million related to Kash n' Karry. Due to certain change of ownership requirements of Section 382 of the Internal Revenue Code, utilization of the Kash n' Karry net operating losses is expected to be limited to approximately $3.6 million or $6.9 million per year, depending upon the year in which the loss was generated. Loss carryovers will expire during the years 2008 through 2011.





                                     -29-

11. Other Liabilities

Other liabilities consist of the following:

(Dollars in thousands)                 1999      1998
Remaining lease liability - closed
 stores                            $104,277  $113,161
Other                                 9,443    10,877
                                    113,720   124,038
Less current portion                 12,660     9,839
                                   $101,060  $114,199


The Company uses a discount rate based on the current treasury note rates to calculate the present value of the remaining rent payments on closed stores.

12.  Stock Options and Restricted Stock Plans

The Company has a stock option plan under which options to purchase up to 3.3 million shares of Class A common stock may be granted to officers and key employees at prices equal to fair market value on the date of the grant. Options become exercisable as determined by the Stock Option Committee of the Board of Directors of the Company on the date of grant, provided that no option may be exercised more than ten years after the date of grant.

The Company has a restricted stock plan for executive employees pursuant to the 1996 Stock Incentive Plan. Under this stock plan, the Company granted 62,317 shares in 1999 (15,160 shares forfeited), 53,848 shares in 1998 (8,920 shares forfeited) and 65,334 shares in 1997 (3,508 shares forfeited). Currently, the Company has 160,048 shares of restricted Class A common stock outstanding under the plan. These shares of stock will vest over five years from the grant dates. The weighted average grant date fair value for these shares is $27.17, $24.42 and $21.09 for 1999, 1998 and 1997, respectively. As of January 1, 2000, 37,770 of these restricted shares had vested.

A summary of shares reserved for outstanding options and restricted stock for the last three fiscal years, activity during each year and related weighted average exercise price is presented below:

                                              Weighted
                                               Average
                                  Shares  Exercise Price
1999
Outstanding at beginning of    1,081,105        $21.42
 year
Granted                          650,670         26.33
Exercised                        (81,493)        14.72
Forfeited/expired               (144,639)        22.85
Outstanding at end of year     1,505,643         23.77
Options exercisable at end of     93,165         25.20
 year

1998
Outstanding at beginning of    1,107,597        $19.89
 year
Granted                          393,906         26.19
Exercised                       (257,045)        15.30
Forfeited/expired               (163,353)        19.29
Outstanding at end of year     1,081,105         21.42
Options exercisable at end of
 year                             45,535         26.31

1997
Outstanding at beginning of
 year                            851,278       $18.24
Granted                          467,170        24.39
Exercised                        (96,611)       15.81
Forfeited/expired               (114,240)       34.05
Outstanding at end of year     1,107,597        19.89
Options exercisable at end of
 year                            319,532        17.13

As of January 1, 2000, there were 1,197,352 shares of Class A common stock available for future grants.

The following table summarizes options outstanding and options exercisable as of January 1, 2000, and the related weighted average remaining contractual life (years) and weighted average exercise price (excluding restricted stock).

Options Outstanding

Range of                                  Weighted
exercise            Number    Weighted    Average
prices           Outstanding  Average     Exercise
                              Remaining   Price
                              Contractual
                              Life
$15.37 - $23.10     475,598       6.6      $20.71
$23.11 - $34.65     836,644       8.5       29.53
$34.66 - $37.78      33,353       2.7       36.87
$15.37 - $37.78   1,345,595       7.7      $26.59

Options Exercisable

Range of                        Weighted
exercise         Number         Average
prices           Exercisable    Exercise
                                Price
$15.37 - $23.10     67,773      $21.18
$23.11 - $34.65      2,892       25.96
$34.66 - $37.78     22,500       37.25
$15.37 - $37.78     93,165      $25.20



The weighted average fair value at date of grant for options granted during 1999, 1998, and 1997 was $10.57, $7.86, and $6.42 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:



                        1999  1998   1997
Expected dividend        1.8   1.5    1.5
 yield (%)
Expected volatility     35.0  30.0   25.0
 (%)
Risk-free interest       5.4   5.6    6.5
 rate (%)
Expected term (years)    7.5   5.0    5.5


The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock options granted in 1999, 1998 or 1997. Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of this statement, the Company's pro forma net earnings and earnings per share would have been as follows:

(Dollars in thousands,              1999      1998       1997
except per share data)
Net earnings - as reported      $300,435  $272,585   $172,250
Net earnings - pro forma         299,687   272,144    171,656
Basic earnings per share - as
 reported                           1.91      1.71       1.10
Basic earnings per share - pro
 forma                              1.91      1.71       1.10

                                     -30-

13. Common Stock

The Company listed on the New York Stock Exchange beginning on September 9, 1999, after authorizing a one-for-three reverse stock split of all outstanding shares of common stock at the close of business 12:01 a.m. on September 9, 1999. All share and per share data have been restated to give retroactive effect to the reverse stock split, except in the Statement of Shareholders' Equity. The Company's two classes of stock are traded on the New York Stock Exchange under the symbols "DZA" and "DZB."

On January 1, 2000, approximately 31.5% and 15.0% of the issued and outstanding Class A non-voting common stock and 27.5% and 28.0% of the issued and outstanding Class B voting common stock was held, respectively, by Etablissements Delhaize Freres et Cie "Le Lion" S.A. (Delhaize) and Delhaize The Lion America, Inc. (Detla), a wholly owned subsidiary of Delhaize. In the aggregate, Delhaize and Detla owned approximately 55.5% of the Class B voting common stock and 46.5% of the Class A non-voting common stock.

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

14.  Interest Expense

Interest expense consists of the following:

(Dollars in thousands)
                                           1999      1998      1997
Interest on capital leases              $58,138   $58,774   $56,809
Other interest (net of $2.8, $2.4 and
 $2.0 million capitalized in 1999, 1998
 and 1997, respectively)                 45,682    36,560    58,580
                                       $103,820   $95,334  $115,389


15.  Reserves for Closed Stores


(Dollars in millions)

                            Reduction     Lease      Accrued
                             of Asset  Liabilities   Expenses   Total
                              Values
Balance at December 28, 1996   $ 38.7      $150.1      $  1.0   $ 189.8
Additions                        98.8        22.6        13.7     135.1
Reductions                      (12.9)      (20.0)       (3.6)    (36.5)
Recognition of unused reserves  (20.8)      (29.6)       (3.7)    (54.1)
Balance at January 3, 1998      103.8       123.1         7.4     234.3
Additions                         2.7        19.2         9.4      31.3
Reductions                      (90.7)      (21.9)      (15.7)   (128.3)
Recognition of unused reserves    0.0        (7.2)        0.0      (7.2)
Balance at January 2, 1999       15.8       113.2         1.1     130.1
Additions                         2.5         9.5         5.2      17.2
Reductions                       (9.8)      (18.4)       (3.9)    (32.1)
Balance at January 1, 2000      $ 8.5      $104.3      $  2.4   $ 115.2



1999 Activity:

During the year, the Company recorded $13.0 million in store closing costs (included in Selling and Administrative Expenses on the Company's Consolidated Statement of Income). These costs are included in the "Additions" line in the table above.

Other significant additions of approximately $3.2 million were generated upon the purchase of several store locations that the Company does not plan to open. The costs associated with closing these stores were charged against Goodwill.

Significant reductions during the year include (1)ongoing rent payments of $8.3 million (net of $3.0 million in sub-lease income) made on remaining lease obligations, (2) fees of $10.5 million for lease terminations, (3) incremental direct costs to dispose of closed store properties and expenses arising from contractual obligations totaling $7.0 million and (4) approximately $6.5 million related to the disposition efforts of 23 closed stores.

During 1999, the Company closed 31 stores in the normal course of business, including 21 relocation closings and 10 closings due to poor performance. The revenues and operating results of these stores were not significant to the Company's total revenues and operating results.

Of the 31 closings in 1999, eight were Kash n' Karry closings. Four of the eight Kash n' Karry closings were included in the 23 planned closings at the time of acquisition (see discussion below in 1998 activity).

During 1999, the Company completed disposition efforts related to 23 closed stores.

At the end of 1999, the Company had $115.2 million in store closing costs related to 161 stores and one closed distribution center. Of the 161 stores, 154 stores are closed, while 7 stores are scheduled to close over the next 12 months.


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


The Kash n' Karry acquisition strategy included plans to close 23 stores in conjunction with the Company's store relocation program, and as a result of identifying underperforming units. The purchase price allocation included $52.3 million in reserves related to these stores. Through the end of 1998,
                                  -31-

the Company had closed 13 of these store locations. The Company made a decision in 1998 not to close three of the original 23 stores due to improved performance. The original estimated store closing costs related to these three stores totals $7.2 million and comprises the unused reserves recognized as a reduction to Goodwill in fiscal 1998. It has taken the Company longer than anticipated to execute this store closing plan due to a strategic repositioning of the Kash n' Karry stores and a thorough review of the impact of such store closings on plans for neighboring Food Lion store locations.

During 1998, the Company closed 29 stores in the normal course of business, including 17 relocation closings and 12 closings due to poor performance. The revenues and operating results of these stores were not significant to the Company's total revenues and operating results.

During 1998, the Company completed disposition efforts related to 74 closed stores.

At the end of 1998, the Company had $130.1 million in store closing costs related to 157 stores and one closed distribution center. Of the 157 stores, 131 stores were closed, while 26 stores were scheduled to close over the next 12 months.

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

During 1997, the Company closed 58 stores in the normal course of business, including 25 relocation closings and 33 closings due to poor performance. The revenues and operating results of these stores were not significant to the Company's total revenues and operating results.

During 1997, the Company completed disposition efforts related to 33 closed stores.



16. Commitments and Contingencies

The Company is involved in various claims and lawsuits arising out of the normal conduct of its business. Although the ultimate outcome of these legal proceedings cannot be predicted with certainty, the management of the Company believes that the resulting liability, if any, will not have a material effect upon the Company's consolidated results of operations, financial position or liquidity.

Report of Independent Accountants

To the Shareholders of Delhaize America, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Delhaize America, Inc. and subsidiaries (the "Company") at January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 9, 2000

Results by Quarter
(unaudited)

(Dollars in thousands except per share amounts)
      1999
                      First       Second       Third      Fourth
                    Quarter      Quarter     Quarter     Quarter
                 (12 Weeks)    (12 Weeks)  (12 Weeks)  (16 Weeks)
Net sales        $2,407,046   $2,509,240  $2,583,945  $3,378,453
Cost of goods
 sold             1,856,862    1,933,085   1,994,185   2,586,762
Selling and
administrative
expenses            431,301      440,528     447,404     600,163
Operating income    118,883      135,627     142,356     191,528
Net income          $58,608      $68,351     $73,019  $  100,457
Basic and
 diluted earnings
 per common share     $0.36        $0.43       $0.47       $0.65



(Dollars in thousands except per share amounts)
      1998
                     First      Second        Third       Fourth
                   Quarter     Quarter      Quarter      Quarter
                 (12 Weeks)  (12 Weeks)   (12 Weeks)   (16 Weeks)

Net sales        $2,305,473   $2,353,260   $2,378,922  $3,181,819
Cost of goods
 sold             1,800,115    1,826,657    1,843,988   2,455,084
Selling and
administrative      388,713      406,621      411,820     563,160
expenses
Operating income    116,645      119,982      123,114     163,575
Net income         $ 55,234     $ 60,033    $  72,769   $  84,549
Basic and
diluted earnings
per common share      $0.35        $0.38        $0.45       $0.53


                                        -33-
                        Market Price of Common Stock

       Year Ended January 1, 2000        Year Ended January 2, 1999
         Class A       Class B             Class A      Class B
Quater  High    Low   High   Low         High   Low   High    Low

First  33.38  27.56  32.06  27.38        33.75  25.41  34.14  24.39
Second 36.00  25.88  36.00  25.50        32.64  27.75  33.18  27.39
Third  38.16  23.44  37.50  24.00        34.32  26.43  33.18  27.00
Fourth 24.19  17.38  25.06  18.75        33.18  25.14  32.43  23.64



The Company's Class A and Class B common stock trade on the New York Stock Exchange under the symbols DZA and DZB, respectively. Price quotations are reported on the New York Stock Exchange. The closing market prices per share for both Class A and Class B common stock at January 1, 2000 were $20.31 and $20.88, respectively compared with $31.89 and $30.18, respectively for both Class A and Class B common stock at January 2, 1999. On March 16, 2000, there were 16,751 holders of record of Class A common stock and 12,217 holders of record of Class B common stock. The closing market prices per share for the Class A and the Class B common stock at March 16, 2000 were $17.94 and $18.00, respectively.

                  Dividends Declared Per Share of Common Stock

         Year Ended January 1, 2000  Year Ended January 2, 1999

Quarter         Class A   Class B      Class A   Class B
First            $.1260    $.1245       $.1125    $.1110
Second            .1260     .1245        .1125     .1110
Third             .1260     .1245        .1125     .1110
Fourth            .1260     .1245        .1125     .1110
Total            $.5040    $.4980       $.4500    $.4440

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operations
     During fiscal 1999, the Company posted record sales of $10.9 billion and net earnings of $300.4 million, increases of 6.5% and 10.2%, respectively, compared with fiscal 1998. The Company accomplished these results in a highly competitive retail environment while continuing to sharpen its focus on "low price leadership" and "convenience." The Company opened 100 new stores and closed 31 existing stores (including 21 relocations) during the year. As a result, at the end of 1999, the Company operated 1,276 stores compared with 1,207 at the end of 1998. The Company renovated 145 stores in 1999.

     The Company announced in August 1999 its plan to acquire Hannaford Bros. Co. for $3.6 billion, including the assumption of debt. Shareholders of Hannaford approved the merger agreement at its shareholder meeting on February 10, 2000. Delhaize America expects this transaction to be completed in the second quarter of 2000, and as a result, Delhaize America will have approximately 1,400 stores throughout the eastern United States from Maine to Florida and annual sales of approximately $15 billion in the first full year of acquisition.

Sales
     Sales were $10.9 billion for the 52 weeks of fiscal 1999 compared with $10.2 billion during the 52 week period of fiscal 1998, and $10.2 billion for the 53 week period in 1997, resulting in annual increases of 6.5%, 0.2%, and 13.2% , respectively. The Company's 1999 total sales are not comparable to 1998 and 1997 total sales due to a change in the method of collecting sales tax on products discounted through the Food Lion MVP customer and the Kash n' Karry Preferred Customer Club (PCC) loyalty card programs. This change impacted both 1998 and 1999 sales as the new method of reporting sales tax began in May 1998 (see discussion below). On a comparable basis, total sales increased 7.1% for fiscal 1999 and 6.1% for fiscal 1998. In 1999, same store sales increased 1.8% as compared with increases of 2.6% for 1998 and 0.2% for 1997.

     Beginning in May 1998, after receiving permission from all state departments of revenue, the Company began collecting sales tax on the net sales price, after considering the MVP/PCC discount granted, rather than the full retail price of the MVP/PCC items. The related impact to fiscal 1999 and 1998 sales for a prior year comparison is to reduce reported sales by approximately $70.4 million and $127.1 million, respectively. This change does not impact the same store sales calculation or the Company's net income, as gross profit and expense dollars are the same under either method. The only difference is that under the new method the discount granted is reflected in sales as opposed to in cost of goods sold under the original method.

     During 1999, the sales increase of 7.1% (on a comparable basis) resulted from the Company's new store additions and renovations of existing stores, as well as continued emphasis on category management and marketing initiatives. The Company opened 100 new stores in 1999 and closed 31 existing stores (including 21 relocations), a net increase of 69 stores. The Company continues to aggressively pursue store renovations and additions which, on average, add 10 to 20 percent to a store's sales. During 1999, 145 existing stores were renovated to update equipment and properties, and in many locations, to add square footage and deli/bakery departments. The average age of the Company's stores is five years which compares favorably with the industry average of seven years.

     The Company continued to benefit from the MVP card program and the PCC program. These programs, which are primarily vendor supported, reward customers with additional discounts on the Company's every day low prices on a selection of featured
                                     -34-
items. Each week, 1,500 to 2,000 items are featured under the MVP/PCC programs. In 1999, promotions using these programs included a back-to-school campaign, a NASCAR-themed promotion, and participation in the "Delhaize 2000" global price promotion. New in 1999 was the MVP Partners program, which offers MVP cardholders discounts with local and national business partners such as dry cleaners, hotels, and theme parks. In 2000, the Company plans to increase usage of the expansive database to support targeted marketing and promotional activity.

     The 2000 business plan currently includes opening 85 new stores (approximately 18 of these will replace older stores) and renovating approximately 150 existing stores. The Company is committed to a growth strategy, which includes plans to open new stores and strengthen existing stores through renovations in order to maintain a competitive edge in its current markets. In addition, the Company will continue to evaluate its store base and may close stores to take advantage of relocation opportunities or to eliminate operating losses in under-performing stores. The Company's growth strategy is flexible, and the Company will listen to its consumers and revise its strategy accordingly in an effort to meet current and future customer needs.

Gross Profit
     In fiscal 1999, gross profit was 23.05% of sales compared with 22.44% and 21.76% in 1998 and 1997, respectively. The gross profit increase of .61% of sales in 1999 is attributable to a continued focus on category management initiatives designed to maximize product selection and merchandising through increased variety (new items) and promotional activity through the Company's customer loyalty card programs. Gross profit improvements were achieved in the higher margin categories of perishables and nonfoods and gross profits continue to be positively impacted by the Company's private label sales, which currently represent 16.0% of consolidated total sales. Additional gross profit benefits were achieved through efficient distribution and logistics operations.

Selling and Administrative Expenses
     Selling and administrative expenses as a percentage of sales were 17.65 %
in 1999, 17.32% in 1998, and 17.04% in 1997.   The Company has seen increasing
labor costs throughout the year due to the low unemployment rates in all operating markets, which in turn has created higher turnover as well as wage and benefit increases. In addition, rent costs have increased primarily as a result of 92 new leased stores and expansions of existing stores.

     Depreciation was 2.38% of sales in 1999 compared with 2.31% in 1998 and 2.16% in 1997. The Company constructed and equipped 92 leased stores and eight owned stores and renovated an additional 145 stores in 1999. During 1998, the Company constructed and equipped 72 leased stores and seven owned stores, and renovated 141 existing stores. During 1997, the Company constructed and equipped 61 leased stores and three owned stores, and renovated 99 existing stores.

     Delhaize America's 1999 business plan reflected the Company's commitment to maintaining its existing store base as 145 store renovations were completed in 1999 compared with 141 in 1998 and 99 in 1997. The Company anticipates completing approximately 150 renovations to existing stores in 2000. Store renovations result in an average sales increase of 10% to 20% in the year following the renovation. The Company plans to continue an aggressive renovation program to maintain a modern and convenient shopping environment for customers in all stores.

Store Closings
     The Company continues to constantly evaluate its store base, and make decisions about store openings and closings that are in the best interest of shareholders. These store closings consist of both relocations, where a new store is opened to replace an older location in the same neighborhood, and the closing of stores due to poor performance. During 1999, 31 stores were closed in the normal course of business as discussed above. The average cost to close a store as part of the

Company's normal business strategy is approximately $500,000 to $1,000,000. During 1999, the Company recorded $13.0 million in store closing costs (included in Selling and Administrative Expenses on the Company's Consolidated Statement of Income), related to planned store closings (see Note 15 to the Consolidated Financial Statements).

     During 1998, the Company closed 29 stores in the normal course of business
and recorded store closing costs of $15.2 million.     In 1997, the Company
recorded a pre-tax charge of $116.5 million related to the divestiture of stores in its Southwest market. This charge included the write-down of store and distribution center assets to reflect estimated realizable values ($92.1 million), the present value (calculated by applying an 8% discount rate) of remaining rent payments on leased stores ($17.1 million), and other costs associated with the store closings such as legal fees, commissions, severance costs, and certain other costs to sell the related assets and/or expenses arising from contractual obligations ($7.3 million). The Southwest market had negatively impacted the Company's operating results by approximately $0.01 per share annually.

     Significant cash outflows associated with store closings relate to ongoing rent payments on leased stores. These rent payments are funded by income from operations. The projected rental payments on closed stores are included in Note 9 to the consolidated financial statements.

          In conjunction with the Company's compliance with Financial Accounting Standards Board Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS No.121), the Company reviews the value of all long-lived assets by store location whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. No adjustments were recorded during 1999.

Interest Expense
     During 1999, interest expense increased slightly over the prior year. Interest was 0.95% of sales in 1999, 0.93% in 1998 and 1.13% in 1997. This increase was due to an increase in short-term borrowings for the year.

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

LIFO
     The LIFO reserve increased $3.8 million in 1999 as compared with increases of $24.7 million in 1998 and $10.0 million in 1997. In 1999 and 1998, the increase was primarily due to an increase in cigarette costs. In 1997, coffee, paper and cigarette costs were the primary contributors to the LIFO increase.

Income Taxes
     The provision for income taxes was $184.1 million in 1999, $155.4 million in 1998, and $110.1 million in 1997. The Company's effective tax rate was 38.0% in 1999, 36.3% in 1998 and 39.0% in 1997. The effective tax rate for 1998 was reduced by a $7.2 million tax refund received from the IRS. Notwithstanding the acquisition of Hannaford Bros. Co. (see Note 2 of the Financial Statements), the Company expects its continuing effective tax rate to be 38.0%.
                                    -35-
Liquidity and Capital Resources
     Cash provided by operating activities was $507.7 million in 1999 compared with $441.1 million in 1998 and $354.9 million in 1997. The increase in 1999 over prior years was mainly due to improved earnings and a comparatively smaller increase in inventory levels, net of trade payables. The increase in 1998 was due to improved earnings, an increase in inventory levels, net of trade payables, an increase in accrued expenses, and a reduction in deferred taxes. The increase in 1997 over the prior years was due primarily to a decrease in inventory levels resulting from continued inventory management efforts, the consolidation of the Kash n' Karry warehouse operation into Food Lion's Plant City, Florida distribution center, and closing the Southwest distribution center.

     Cash flows used in investing activities increased to $391.3 million in 1999 compared with $246.2 million in 1998 and $313.6 million in 1997. The increase in investing activities in 1999 compared to 1998 is primarily the result of an increase in capital expenditures. In addition, 1998 included proceeds from the sale of properties associated with the divestiture of the Southwest market. The decrease in investing activities in 1998 compared to 1997 is the result of an increase in the proceeds received from the disposition of the assets related to stores in the Southwest market. The decrease in investing activities in 1997 compared to 1996 reflects the investment in Kash n' Karry during 1996, partially offset by an increase in capital expenditures in 1997.

     Capital expenditures increased to $410.9 million in 1999 compared with $356.1 million in 1998 and $346.1 million in 1997. During 1999, the Company equipped a total of 100 new stores and renovated 145 existing stores (including expanding square footage and adding deli/bakeries in many of these stores). During 1998, the Company equipped a total of 79 new stores and renovated 141 existing stores. During 1997, the Company equipped a total of 64 new stores and renovated 99 existing stores.

     Total store square footage increased 10.6% from 38.9 million in 1998 to
43.0 million at the end of 1999. Total distribution space operated by the Company was 8.7 million square feet at the end of each of 1999, 1998, and 1997.

     In 2000, the Company plans to continue its three-fold growth plan, which focuses on a combination of new store openings and renovations, as well as growth through acquisitions, as appropriate. The Company anticipates opening 85 new stores (18 of these will replace older stores) and renovating approximately 150 stores in 2000. The Company anticipates that the majority of the new stores will be opened under conventional leasing arrangements and, as a result, the impact on liquidity of owning stores will be insignificant in 2000. Capital expenditures for 2000 are expected to total $375 million, which includes approximately $128 million for store expansion and new store construction and $164 million to equip new and renovated stores.

     The Company plans to finance capital expenditures for 2000 through funds generated from operations and existing bank and credit lines. The Company will consider the possibility of sale-leaseback transactions on certain free-standing Company-owned stores in the future if advantageous opportunities are presented by potential lessors.

          Cash flows used in financing activities decreased to $44.5 million, from $164.6 million in 1998, and $163.4 million in 1997. The decrease in 1999 was primarily the result of proceeds received under short-term borrowings offset partially by shares purchased under the Company's share repurchase plan as described below and principal payments on long-term debt. The increase in 1998 over 1997 was primarily the result of shares purchased under the Company's share repurchase plan as described below, partially offset by a decrease in net payments on debt.

     During the third quarter of 1999, the Company suspended the share repurchase program as a result of the announced plan to acquire Hannaford Bros. Co. (see discussion in "Debt" section below). During 1999, the Company expended $142.7 million (including commissions) for the purchase of Class A and Class B shares as part of its repurchase program, compared to $50.2 million in 1998, and $3.0 million in 1997. See table below.

                                 Class A       Class B
1999
     Shares purchased            2,759,700    1,636,100
     Average purchase               $32.37       $32.61
      price
     Total purchased           $89,331,489  $53,353,221

1998
     Shares purchased            1,028,567      632,333
     Average purchase               $31.11       $28.80
      price
     Total purchased           $31,998,719  $18,211,190

1997
     Shares purchased               78,333       58,333
     Average purchase               $22.02       $21.18
      price
     Total purchased            $1,724,893   $1,235,493

Additional purchases may be made in the open market under the current program as deemed in the best interest of shareholders (if the program is reinstated).




Debt
     The Company currently has outstanding medium-term notes of $123.3 million due from 2000 to 2006 at interest rates of 8.40% to 8.73%. Additionally, the Company has long-term debt securities of $300.0 million of which $150.0 million is due 2007 at 7.55% and $150.0 million matures in 2027 at an interest rate of 8.05%.

     In December 1999, the Company replaced its $625.0 million revolving credit facility. The current credit facility with a syndicate of commercial banks provides for $500.0 million in committed lines of credit, which will expire on November 17, 2000. As of January 1, 2000, the Company had $205.0 million in outstanding borrowings related to this credit facility. The Company had average borrowings of $81.2 million at a daily weighted average interest rate of 7.53% during 1999.

     The Company also maintains additional committed lines of credit totaling $20.0 million, which are available when needed. The Company is not required to maintain compensating balances related to these lines of credit, and borrowings may occur periodically. As of January 1, 2000, the Company had outstanding borrowings of $20.0 million. During 1999, the Company had average borrowings of $8.3 million at a daily weighted average interest rate of 5.33% with a maximum amount outstanding of $20.0 million.

     The Company has a $250.0 million commercial paper program, of which no borrowings were outstanding at January 1, 2000, January 2, 1999, and January 3, 1998, nor was the program used during these years.

     Finally, the Company has periodic short-term borrowings under informal credit arrangements which are available to the Company at the discretion of the lender (see table below):
                                      -36-


                          Informal Credit Arrangements

                              (Dollars in millions)

                                        1999     1998     1997

Outstanding borrowings
 at year end                           $77.0    $41.0    $80.0

Average borrowings                      20.7     12.2      8.2

Maximum amount outstanding             105.0    100.0     80.0
outstanding

Daily weighted average
 interest                               5.60%    5.47%   5.76%



     On August 17, 1999, the Company entered into a definitive merger agreement to acquire all of the outstanding shares of Hannaford Bros. Co. in a cash and stock transaction valued at approximately $3.6 billion, including the assumption of debt. Upon completion of the transaction, Hannaford will operate as a subsidiary of Delhaize America, Inc. The Company expects to finalize the acquisition in fiscal 2000.

     The Company estimates that the total amount of cash required to complete the merger with Hannaford will be approximately $2.7 billion. The cash consideration required to complete the merger will be funded through (i) a 364-day capital markets bridge facility for up to $2.5 billion; and (ii) a $500 million five-year syndicated revolving credit facility. The Company plans a public bond offering for long term financing of the transaction.

Market Risk
     Delhaize America finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. These financial instruments are sensitive to interest rate changes. Outstanding borrowings under such agreements are discussed in Note 8 "Credit Arrangements" of the financial statements.

Self Insurance
     The Company is self-insured for its workers' compensation, general liability and vehicle accident claims. The Company establishes reserves based on an actuarial valuation of open claims reported and an estimate of claims incurred but not yet reported. It is possible that the final resolution of some of these claims may require significant expenditures by the Company in excess of its existing reserves, over an extended period of time, and in a range of amounts that cannot be reasonably estimated.

Impact of Inflation
     During 1999, the inflation rate on merchandise purchases was 0.6%. The Company experienced a 5% increase in its average hourly rate during the year. Inventory and Labor, the Company's primary costs, increase with inflation and, where possible, are recovered through operating efficiencies and gross profits.

Year 2000

     The Company has not experienced any material adverse effects on its operations relating to the century change. In addition, the Company has not experienced any material adverse effects with its critical vendors and
                                   -36-

suppliers related to the century change. Except for the cost of replacement systems, the Company expensed the cost of its Year 2000 Project as incurred. The Company funded the costs associated with its Year 2000 Project through operating cash flows and did not defer any Information Technology projects in order to complete the Year 2000 Project.

     The total incremental cost of the Year 2000 Project was approximately $17 million, which included equipment and software replacements, reprogramming, systems testing, and outside consulting services. Approximately $4 million of the total cost for the Year 2000 Project related to reprogramming or remediation of existing software and new systems, while the remaining cost of approximately $13 million related to the implementation of certain replacement systems. The Company expensed approximately $4 million as incurred and capitalized approximately $13 million for replacement systems.

Other
     Information provided by the Company, including written or oral statements made by its representatives, may contain forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, future capital expenditures and the Company's business strategy, are forward-looking statements. In reviewing such information, it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking statements. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company, including filings with the Securities and Exchange Commission of Forms 10-Q, 10-K and 8-K.

     Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking statements include: changes in the general economy or in the Company's primary markets, changes in consumer spending, competitive factors, the nature and extent of continued consolidation in the industry, changes in the rate of inflation, changes in state or federal legislation or regulation, changes in the availability of labor, adverse determinations with respect to litigation or other claims, inability to develop new stores or complete remodels as rapidly as planned, and stability of product costs -- supply or quality control problems with the Company's vendors detailed from time-to-time in the Company's filings with the Securities and Exchange Commission.

                                    -37-